SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.Copel.com       Copel@Copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Financial Statements

2012

SUMMARY
Statements of Financial Position		3
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Cash Flows		8
Statements of Added Value		10
NOTES TO THE FINANCIAL STATEMENTS			12
1	General Information	12
2	Basis of Preparation	13
3	Main Accounting Policies	15
4	Cash and Cash Equivalents	28
5	Bonds and Securities	29
6	Collaterals and Escrow Accounts	30
7	Trade Accounts Receivable	31
8	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	32
9	Accounts receivable related to the concession	34
10	Accounts receivable related to the concession extension	37
11	Other Receivables	40
12	Inventories	40
13	Income Tax, Social Contribution and Other Taxes	41
14	Judicial Deposits	46
15	Receivable from related parties	46
16	Investments	48
17	Property, Plant and Equipment	59
18	Intangible Assets	68
19	Payroll, Social Charges and Accruals	74
20	Suppliers	74
21	Loans and Financing	75
22	Debentures	82
23	Post-Employment Benefits	83
24	Regulatory Charges	90
25	Research and Development and Energy Efficiency	90
26	Accounts Payable related to concession - Use of Public Property	92
27	Other Accounts Payable	93
28	Provision for Contingencies	93
29	Equity	104
30	Operating Revenue	108
31	Operating Costs and Expenses	110
32	Financial Income (Expenses)	115
33	Operating Segments	116
34	Operating Lease Agreements	120
35	Financial Instruments	122
36	Related Party Transactions	135
37	Insurance (unaudited)	139
38	Compensation Account for “Part A”	142
39	Subsequent Events	144

Statements of Financial Position

as of December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note		Parent Company		Consolidated
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
CURRENT ASSETS
Cash and cash equivalents	4	29,464	27,757	1,483,137	1,049,125
Bonds and securities	5	176	165	635,501	582,019
Collaterals and escrow accounts	6	-	-	36,812	2,668
Trade accounts receivable	7	-	-	1,489,173	1,368,366
Dividends receivable	15	1,038,664	1,153,009	9,555	17,906
CRC transferred to the State Government of Paraná	8	-	-	75,930	65,862
Accounts receivable related to the concession	9	-	-	5,319	80,626
Accounts receivable related to the concession extension	10	-	-	356,085	-
Other receivables	11	3	322	235,281	161,313
Inventories	12	-	-	124,809	103,802
Income tax and social contribution	13	150,483	118,908	193,158	215,381
Other current recoverable taxes	13	11	-	49,491	50,357
Prepaid expenses	-	-	-	5,004	4,588
		1,218,801	1,300,161	4,699,255	3,702,013
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	128,515	62,589
Collaterals and escrow accounts	6	-	-	43,246	37,553
Trade accounts receivable	7	-	-	26,171	32,452
CRC transferred to the State Government of Paraná	8	-	-	1,308,354	1,280,598
Judicial deposits	14	271,858	222,847	574,473	430,817
Accounts receivable related to the concession	9	-	-	2,684,792	3,236,474
Accounts receivable related to the concession extension	10	-	-	717,805	-
Other receivables	11	-	-	22,728	17,033
Income tax and social contribution	13	-	-	19,995	18,714
Other noncurrent recoverable taxes	13	-	-	120,189	77,912
Deferred income tax and social contribution	13	117,194	108,380	647,804	465,536
Prepaid expenses	-	-	-	8,832	190
Receivable from related parties	15	1,151,888	1,145,394	-	-
		1,540,940	1,476,621	6,302,904	5,659,868

Investments	16	11,004,967	10,534,112	543,036	549,158
Property, Plant and Equipment, net	17	-	-	7,871,849	7,209,123
Intangible Assets	18	-	-	1,794,510	1,721,857
		12,545,907	12,010,733	16,512,299	15,140,006

TOTAL ASSETS		13,764,708	13,310,894	21,211,554	18,842,019

Notes are an integral part of these financial statements

Statements of Financial Position

as of December 31, 2012 and December 31, 2011 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note		Parent Company		Consolidated
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
CURRENT LIABILITIES
Payroll, social charges and accruals	19	645	153	384,150	224,095
Suppliers	20	1,616	2,065	1,136,359	747,453
Income tax and social contribution payable	13	3,251	3,929	170,189	151,790
Other taxes due	13	22,072	41,385	290,896	288,457
Loans and financing	21	28,106	44,152	261,290	116,487
Debentures	22	-	-	12,719	-
Minimum compulsory dividend payable	-	201,186	130,859	204,780	135,744
Post-employment benefits	23	4	-	25,819	36,037
Regulatory charges	24	-	-	56,498	70,511
Research and Development and Energy Efficiency	25	-	-	159,599	156,915
Accounts payable related to concession - Use of Public Property	26	-	-	48,477	44,656
Other accounts payable	27	820	530	97,042	86,676
		257,700	223,073	2,847,818	2,058,821
NONCURRENT LIABILITIES
Suppliers	20	-	-	100,996	108,462
Tax liabilities	13	-	-	-	152
Deferred income tax and social contribution	13	-	-	615,924	648,266
Loans and financing	21	971,721	965,772	1,989,588	2,057,985
Debentures	22	-	-	997,958	-
Post-employment benefits	23	-	-	502,423	432,838
Research and Development and Energy Efficiency	25	-	-	104,561	94,649
Accounts payable related to concession - Use of Public Property	26	-	-	399,080	370,442
Other accounts payable	27	-	-	-	53
Provision for contingencies	28	302,295	295,355	1,155,708	1,000,823
		1,274,016	1,261,127	5,866,238	4,713,670
EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		1,350,002	1,457,081	1,350,002	1,457,081
Legal reserve		571,221	536,187	571,221	536,187
Profit retention reserve		3,337,295	2,838,551	3,337,295	2,838,551
Additional proposed dividends		64,474	84,875	64,474	84,875
		12,232,992	11,826,694	12,232,992	11,826,694
Attributable to non-controlling interest		-	-	264,506	242,834
		12,232,992	11,826,694	12,497,498	12,069,528

TOTAL LIABILITIES		13,764,708	13,310,894	21,211,554	18,842,019

Notes are an integral part of these financial statements

Statements of Income

for the years ended December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note		Parent Company		Consolidated
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
OPERATING REVENUES	30	-	-	8,532,217	7,776,165
COST OF SALES AND SERVICES PROVIDED	31	-	-	(6,578,971)	(5,457,015)
GROSS PROFIT		-	-	1,953,246	2,319,150
Operational expenses / income
Selling expenses	31	-	-	(65,659)	(113,764)
General and administrative expenses	31	(23,235)	(23,675)	(544,828)	(461,452)
Other operational income	31	(13,927)	2,100	(353,280)	(440,440)
Equity in earnings of subsidiaries	16	732,313	1,249,114	11,040	55,654
		695,151	1,227,539	(952,727)	(960,002)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		695,151	1,227,539	1,000,519	1,359,148
Financial results
Financial income	32	110,317	121,459	648,938	577,532
Financial expenses	32	(109,266)	(177,193)	(676,759)	(352,764)
		1,051	(55,734)	(27,821)	224,768
Profit Before Income Tax and Social Contribution		696,202	1,171,805	972,698	1,583,916
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13	(4,467)	(4,955)	(458,312)	(611,601)
Deferred	13	8,953	(9,160)	212,134	204,539
		4,486	(14,115)	(246,178)	(407,062)
NET INCOME FOR THE YEAR		700,688	1,157,690	726,520	1,176,854
Attributed to controlling shareholders		-	-	700,688	1,157,690
Attributed to non-controlling interest		-	-	25,832	19,164
Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Class "A" Preferred shares	29	4.1742	5.3315	4.1742	5.3315
Class "B" Preferred shares	29	2.6879	4.4435	2.6879	4.4435
Ordinary shares	29	2.4435	4.0392	2.4435	4.0392
Notes are an integral part of these financial statements

Statements of Comprehensive Income

for the years ended December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
Net income for the year		700,688	1,157,690	726,520	1,176,854
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:
Financial investments	29.1.3	1,493	1,955	2,261	2,962
Concession	29.1.3	(8,657)	(4,806)	(13,116)	(7,282)
Investments	29.1.3	406	5,647	406	5,647
Other	29.1.3	1,462	-	3,164	-
(-) Taxes on financial asset adjustments	29.1.3	(139)	(1,920)	2,476	(451)
Total comprehensive income for the year, before taxes		(5,435)	876	(4,809)	876
Total comprehensive income for the year		695,253	1,158,566	721,711	1,177,730
Attributed to Parent Company				695,253	1,158,566
Attributed to non-controlling interests				26,458	19,164
Notes are an integral part of these financial statements

Statements of Changes in Equity

for the years ended December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company						Shareholders’ equity	Attributable to non controlling interests (Note 27.2)	Equity
		Capital	Equity valuation adjustments	Profit reserves
				Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit

Balances as of January 1, 2011		6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net income for the year	29.1.5	-	-	-	-	-	1,157,690	1,157,690	19,164	1,176,854
Other comprehensive income
Adjustments related to financial assets classified	29.1.3	-	876	-	-	-	-	876	-	876
as available for sale, net of taxes
Total comprehensive income for the year		-	876	-	-	-	1,157,690	1,158,566	19,164	1,177,730
Deliberation of additional dividends proposed		-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity valuation adjustments	29.1.3	-	(103,311)	-	-	-	103,311	-	-	-
Reimbursement of advances for future capital	29.2	-	-	-	-	-	-	-	(30,813)	(30,813)
increase
Allocations proposed to GSM
Legal reserve		-	-	57,885	-	-	(57,885)	-	-	-
Interest on own capital	29.1.4	-	-	-	-	84,875	(421,091)	(336,216)	-	(336,216)
Dividends	29.1.4	-	-	-	-	-	-	-	(11,220)	(11,220)
Profit retention reserve		-	-	-	782,025	-	(782,025)	-	-	-
Balances as of December 31, 2011		6,910,000	1,457,081	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Net income for the year	29.1.5	-	-	-	-	-	700,688	700,688	25,832	726,520
Other comprehensive income
Adjustments related to financial assets classified 29.1.3		-	(5,435)	-	-	-	-	(5,435)	626	(4,809)
as available for sale, net of taxes
Total comprehensive income for the year		-	(5,435)	-	-	-	700,688	695,253	26,458	721,711
Deliberation of additional dividends proposed		-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Realization of equity valuation adjustments	29.1.3	-	(101,644)	-	-	-	101,644	-	-	-
Allocations proposed to GSM
Legal reserve		-	-	35,034	-	-	(35,034)	-	-	-
Interest on own capital	29.1.4	-	-	-	-	-	(138,072)	(138,072)	-	(138,072)
Dividends	29.1.4	-	-	-	-	64,474	(130,482)	(66,008)	(4,786)	(70,794)
Profit retention reserve		-	-	-	498,744	-	(498,744)	-	-	-
Balances as of December 31, 2012		6,910,000	1,350,002	571,221	3,337,295	64,474	-	12,232,992	264,506	12,497,498
Notes are an integral part of these financial statements

Statements of Cash Flows

for the years ended December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated

		12.31.2012	12.31.2011	12.31.2012	12.31.2011

Cash flows from operational activities
Net income for the year		700,688	1,157,690	726,520	1,176,854

Adjustments to reconcile net income for the year with cash generated from operating activities
Depreciation	17.3	-	-	331,333	336,033
Amortization of intangible assets - concessions	18	-	-	214,022	214,515
Amortization of intangible assets - others	18	-	-	4,503	1,887
Amortization of investments - Concession rights	16.1	-	-	730	730
Unrealized monetary and exchange variations - net		(31,696)	18,082	(90,346)	75,630
Fair value adjustment of the accounts receivable related to concession	9.1	-	-	401,104	-
Remuneration of accounts receivable related to concession	9.1	-	-	(396,636)	(330,217)
Equity in earnings of subsidiaries	16.1	(732,313)	(1,249,114)	(11,040)	(55,654)
Income tax and social contribution		4,467	4,955	458,312	611,601
Deferred income tax and social contribution	13.2.1	(8,953)	9,160	(212,134)	(204,539)
Provision (reversal) for losses from Accounts Receivable	31.5	-	-	22,826	75,556
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	(3,135)	46,802
Provisions (reversals) for losses with depreciation of investments	31.5	-	398	-	398
Provision (reversal) for legal claims	31.5	14,196	(2,588)	199,105	166,899
Provision for post employment benefits	23.3	746	496	196,087	158,251
Provision for research and development and energy efficiency	25.2	-	-	74,464	68,048
Write off of accounts receivable related to concession	9.1	-	-	24,313	25,895
Write off of investiments	16.1	-	-	-	224
Write off of property, plant and equipment	17.2	-	-	3,873	23,091
Write off of intangible assets	18	-	-	8,322	12,762

Decrease (increase) in assets
Trade accounts receivable		-	-	104,421	(75,867)
Dividends and interest on own capital received		378,115	562,733	33,078	21,305
CRC transferred to the Government of the State of Paraná	8.2	-	-	150,864	143,683
Judicial deposits		(49,011)	7,388	(143,656)	(30,118)
Other receivables		319	(322)	(78,584)	(1,995)
Inventories		-	-	(21,007)	17,622
Income tax and social contribution		(31,575)	4,087	20,942	(63,541)
Other current taxes recoverable		(11)	-	(17,854)	(41,126)
Receivable from related parties		-	-	-	1,575
Prepaid expenses		-	-	(9,058)	377

Increase (decrease) in liabilities
Payroll, social charges and accruals		492	(140)	160,055	48,493
Suppliers		(449)	1,732	151,823	(105,370)
Income tax and social contribution paid		(5,145)	(16,011)	(439,913)	(613,060)
Other taxes		(19,313)	(68,526)	2,287	(124,574)
Loans and financing - interest due and paid	21.9	(96,004)	(57,757)	(158,309)	(125,247)
Debentures - interest due and paid	22.2	-	(69,251)	(2,139)	(69,251)
Post employment benefits	23.3	(742)	(615)	(136,720)	(97,839)
Customer charges due		-	-	(14,013)	14,406
Research and development and energy efficiency	25.2	-	-	(76,613)	(81,873)
Payable related to the concession - use of public property	26.1	-	-	(44,411)	(41,239)
Other accounts payable		290	(3,145)	10,939	15,287
Provisions for legal claims	28	(7,256)	(517)	(49,139)	(48,518)

Net cash generated from operating activities		116,845	298,735	1,395,216	1,147,896

(continued)

Statements of Cash Flows

for the years ended 31, 2012 and December 31, 2011 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated

		12.31.2012	12.31.2011	12.31.2012	12.31.2011

Cash flows from investment activities
Financial investments		(11)	10	(151,287)	(38,332)
Loans to related parties		(808,972)	-	-	-
Reimbursement of loans to related parties		920,836	29,906	-	-
Additions Costa Oeste - net effect of acquired cash		-	-	-	(12)
Additions Cutia - net effect of acquired cash		-	-	-	(4,310)
Additions Caiuá - net effect of acquired cash		-	-	(30)	-
Additions Integração Maranhense - net effect of acquired cash		-	-	(53)	-
Additions Matrinchã - net effect of acquired cash		-	-	(313)	-
Additions Guaraciaba - net effect of acquired cash		-	-	(169)	-

Redemption of investment in Ceolpar - incorporated by Copel Geração e Transmissão	16.1	910	-	-	-

Additions in investments	16.1	(9,273)	(664)	(7,889)	(39,157)
Additions to property, plant and equipment	17.3	-	-	(875,604)	(821,919)
Customer’s financial contributions	17.3	-	-	15	-
Additions to intangible assets related to the concession	18	-	-	(840,119)	(808,687)
Additions to other intangible assets	18	-	-	107,980	94,396
Write off of intangible assets	18	-	-	(13,076)	(11,033)
Customers contributions	18	-	-	191	-

Net cash generated from (used in) investing activities		103,490	29,252	(1,780,354)	(1,629,054)

Cash flows from financing activities
Reimbursement of advances for future capital increase	29.2
in subsidiaries by non-controlling		-	-	-	(30,813)
Loans and financing obtained from third parties	21.9	-	600,000	81,723	816,431
Issue of debentures	22.2	-	-	1,000,000	-
Amortization of principal - loans and financing	21.9	-	-	(37,868)	(48,646)
Amortization of principal - debentures	22.2	-	(600,000)	-	(600,000)
Dividends and interest on own capital paid		(218,628)	(390,052)	(224,705)	(401,105)

Net cash (used in) provided by financing activities		(218,628)	(390,052)	819,150	(264,133)

Total effects on cash and cash equivalents		1,707	(62,065)	434,012	(745,291)

Cash and cash equivalents at the beginning of the year	4	27,757	89,822	1,049,125	1,794,416
Cash and cash equivalents at the end of the year	4	29,464	27,757	1,483,137	1,049,125

Change in cash and cash equivalents		1,707	(62,065)	434,012	(745,291)

Notes are an integral part of these financial statements

Additional information on cash flows

Transactions not involving cash
Acquisition of property, plant and equipment with an increase in the balance of suppliers		-	-	119,590	64,913

Statements of Added Value

for the years ended December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		12.31.2012	12.31.2011	12.31.2012	12.31.2011

Income
Sale of energy, services and other income		-	-	11,925,819	11,080,701
Construction income		-	-	1,717,587	1,411,987
Other income		5	-	1,738	2,646
Allowance for doubtful debts	31.5	-	-	(22,826)	(75,556)
Total		5	-	13,622,318	12,419,778

( - ) Supplies acquired from third parties
Energy purchased for resale		-	-	3,090,065	2,384,248
Charges for use of the main transmission grid ( - ) ESS and ERR		-	-	734,913	676,147
Materials, supplies and third parties services		3,896	5,077	515,051	517,288
Natural gas and supplies for gas operations		-	-	314,603	237,346
Construction costs		-	-	1,510,563	1,257,368
Loss / Recovery of assets		-	-	20,366	63,210
Other charges		-	-	15,662	13,882
Other supplies		22,200	7,594	231,507	245,593
Total		26,096	12,671	6,432,730	5,395,082

( = ) GROSS ADDED VALUE		(26,091)	(12,671)	7,189,588	7,024,696

( - ) Depreciation and amortization	31	755	754	550,588	553,165

( = ) NET ADDED VALUE		(26,846)	(13,425)	6,639,000	6,471,531

( + ) Transferred added value
Financial income	32	110,317	121,459	648,938	577,532
Results from investment interests		733,331	1,249,778	12,058	56,318
		-	-	162,989	88,909
Total		843,648	1,371,237	823,985	722,759

VALUE ADDED TO DISTRIBUTE		816,802	1,357,812	7,462,985	7,194,290
(continued)

Statements of Added Value

for the years ended December 31, 2012 and December 31, 2011 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company				Consolidated
		12.31.2012%		12.31.2011%		12.31.2012%		12.31.2011%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	31.3	7,880		6,692		820,648		727,448
Private pension and health plans	23.3	746		496		196,087		158,251
Meal and education assistance	31.3	-		-		90,498		74,998
Social security charges - FGTS		584		316		59,677		48,770
Labor indemnities (reversals)	31.3	-		-		168,822		64,442
Profit sharing	31.3	-		-		29,940		48,068
Transfers to property, plant and equipment in progress		-		-		(37,951)		(56,612)
Total		9,210	1.1	7,504	0.6	1,327,721	17.8	1,065,365	14.8

Government
Federal		22,693		58,382		2,217,346		2,263,057
State		52		1		2,439,367		2,309,650
Municipal		-		2		3,254		2,631
Total		22,745	2.8	58,385	4.3	4,659,967	62.5	4,575,338	63.6

Third Parties
Interest and fines		84,147		134,312		705,968		339,732
Leasing and rent	34.1	12		(79)		28,902		19,944
Donations, subsidies and contributions		-		-		13,907		17,057
Total		84,159	10.3	134,233	9.9	748,777	10.0	376,733	5.2

Shareholders
Non controlling interests		-		-		25,832		19,164
Interest on capital		138,072		336,216		138,072		336,216
Proposed dividends		66,008		-		66,008		-
Retained profits		496,608		821,474		496,608		821,474
Total		700,688	85.8	1,157,690	85.2	726,520	9.7	1,176,854	16.4

		816,802	100.0	1,357,812	100.0	7,462,985	100.0	7,194,290	100.0
Notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2012 and December 31, 2011

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Eletric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

1.1      Direct and indirect subsidiaries and interest in consortiums

Percentage of share capital	Copel %	Copel GeT %	Main Activity
Subsidiaries
Copel Geração e Transmissão S.A. (Copel GeT)	100.00	-	Production and transmission of electricity
Copel Distribuição S.A.	100.00	-	Distribution and marketing of electricity
Copel Telecomunicações S.A.	100.00	-	Telecommunication and communication services
Companhia Paranaense de Gás - Compagas	51.00	-	Distribution of pipeline gas
Elejor - Centrais Elétricas do Rio Jordão S.A.	70.00	-	Production of electricity
UEG Araucária Ltda.	20.00	60.00	Production of electricity from natural gas

Jointly-controlled entities
Dominó Holdings S.A.	45.00	-	Interest in sew age treatment company
Cutia Empreendimentos Eólicos SPE S.A. (a)	49.90	-	Production of electricity from w ind sources
Costa Oeste Transmissora de Energia S.A. (a)	-	51.00	Transmission of electricity
Marumbi Transmissora de Energia S.A. (a)	-	80.00	Transmission of electricity
Transmissora Sul Brasileira de Energia S.A. (a)	-	20.00	Transmission of electricity
Caiuá Transmissora de Energia S.A. (a)	-	49.00	Transmission of electricity
Integração Maranhense Transmissora de Energia S.A. (a)	-	49.00	Transmission of electricity
Matrinchã Transmissora de Energia (TP NORTE) S.A. (a)	-	49.00	Transmission of electricity
Guaraciaba Transmissora de Energia (TP SUL) S.A. (a)	-	49.00	Transmission of electricity
Paranaíba Transmissora de Energia S.A. (a)	-	24.50	Transmission of electricity
Consortiums
Consórcio Energético Cruzeiro do Sul	-	51.00	Exploration of Mauá hydroelectric pow er plant
Consórcio Tapajós	-	11.11	Environmental assessment and studies on the use of resources
			hydroelectric
a) Pre-operating stage

The maturity dates of concessions and authorizations are disclosed at Note 35.4.7.

2         Basis of Preparation

2.1      Statement of compliance

The Company’s financial statements include:

•         The consolidated financial statements prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•         The individual financial statements of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Concil (Conselho Federal de Contabilidade – CFC).

The individual financial information present the values for investments in subsidiaries, jointly-controlled entities and associates using the equity method, in accordance with Brazilian legislation in force. Thus, these individual financial statements are not in compliance with the IFRSs, which require these investments reported in the parent company’s separate statements to be stated at fair value or cost.

Given that there is no difference between the consolidated equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated financial statements prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the  equity and net profit of the parent company, stated in the individual financial statements prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated financial statements side by side, in one set of accounts.

Authorization for the publication of these financial statements was granted at the Meeting of the Board of Officers held on March 18, 2013.

2.2      Basis of measurement

The financial statements were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, and financial assets held for sale measured at their fair values.

2.3      Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais was rounded to the nearest thousand, except when otherwise indicated.

2.4      Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

Note no. 9 - Accounts receivable related to the concession;

Note no. 10 - Accounts receivable related to the concession extension;

Note no. 13.2 - Deferred income tax and social contribution;

Note no. 18.1 - Concession - Copel Distribuição; and

Note no. 34 - Operating lease agreements.

Information about uncertainty over assumptions and estimates that may present a significant risk of resulting in material adjustments in the next fiscal year is included in the following notes:

Note no. 3.11 - Impairment value of assets;

Note no. 3.20.1 - Unbilled revenues;

Note no. 7 - Trade accounts receivable (Allowance for doubtful debts, CCEE and Unbilled revenues);

Note no. 17 - Property, plant and equipment;

Note no. 18 - Intangible assets;

Note no. 23 - Post-Employment benefits;

Note no. 28 - Provision for contingencies; and

Note no. 35 - Financial Instruments.

2.5      Reclassification of deferred income tax and social contribution

In 2012 the Company is offsetting deferred tax assets and liabilities, reporting them net when those taxes are related to the same taxable entity and the Company intend to settle them on a net basis.

For comparison purposes, the asset and liability balances of deferred income tax and social contribution accounts as of December 31, 2011, are being restated to present them net, as shown below:

.
	Parent Company		Consolidated
	Published	Reclassified	Published	Reclassified
Deferred income tax and social contribution
Noncurrent Assets	141,639	108,380	745,180	465,536
Noncurrent Liabilities	33,259	-	927,910	648,266

2.6      Reclassification within the statement of added value

The Company reviewed the statements of added value in the year. The revenues and the construction costs of the Company’s own assets were separately identified, and the proposed additional dividends were reclassified from return on equity capital to income retained by the company. For comparison purposes, the value added to be distributed and the distribution of value added for 2011 were restated, as shown below:

.
	Consolidated
	Published	Reclassified
Statements of Added Values
Value added to be distributed	7,033,497	7,194,290
Distribution of value added	7,033,497	7,194,290

3         Main Accounting Policies

3.1      Basis for consolidation

3.1.1       Subsidiaries and jointly-controlled entities

The consolidated financial statements include the financial statements of the Company, its subsidiaries and jointly-controlled entities.

It is considered as a jointly-controlled entity when no shareholder, bound to an agreement, exercises individually the power of financial and operating decisions, regardless of the percentage of the voting capital it holds.

The subsidiaries’ and jointly-controlled entities´ financial statements are included in the consolidated financial statements starting in the date that the control or shared control started until the date that they cease to exist. The asset, liability and statement of income accounts of subsidiaries are fully consolidated line by line and the accounts of jointly-controlled entities are consolidated in proportion to ownership interest.

When necessary, the financial statements of the subsidiaries are adjusted to adapt the accounting policies established by the Company. All of the transactions, balances, income and expenses between the intra-group companies are eliminated in the consolidated financial statements.

In the parent company's financial statements, the interests in subsidiaries and jointly-controlled entities are recognized in accordance with the equity accounting method.

3.1.2       Investments in associate companies

The results, assets, and liabilities of associates are recognized in the consolidated financial statements according to the equity method. Pursuant to the equity method, investments in associates are at first recorded at cost and then adjusted for purposes of accounting of the Company’s share of comprehensive income/loss. When the Company’s share of losses in an investee exceeds its interest in it, the Company no longer recognizes these additional losses. Any additional losses are only recognized if the Company has incurred legal obligations or other liabilities or has made payments on behalf of the investee.

3.2      Cash and cash equivalents

They comprise cash balances, bank deposits on demand and highly liquid short-term financial investments that can be redeemed within 90 days from the date of making the investment and which are readily convertible into cash. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

3.3      Bonds and Securities

It comprises financial instruments classified as available for sale, held for trading and held to maturity. The accounting treatment of these financial instruments is described in item 3.23.

3.4      Trade Accounts Receivable

Trade accounts receivable are considered financial assets classified as loans and receivables and are recorded based on an accrual basis.

The trade accounts receivable debt balances paid in instalments are discounted to present value, taking into consideration the amount to be discounted, the dates of realization, the dates of settlement and the discount rate.

The balance of trade accounts receivable is presented net of the allowance for doubtful accounts.

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel’s senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

The allowance for doubtful accounts is recorded considering the parameters recommended by ANEEL, based on amounts receivable from residential class customers overdue more than 90 days, from commercial class customers overdue more than 180 days and from industrial and rural customers, public authorities, public lighting and public utilities overdue more than 360 days in addition to experience with respect to the past history of actual losses. It comprises receivables billed until the balance sheet date.

3.5      Accounts receivable related to concession

3.5.1       Financial assets – distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments upon expiration of the concession from the granting authority. These reimbursements are designed to compensate the Company for the investments made in infrastructure which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows – as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets – they are classified as “available for sale”. The cash flows related to these assets are determined taking into account the value of the tariff basis named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

In the periods between periodic rate reviews, the balance of these financial assets must be adjusted according to Company’s management expectation of increase variations in cash flows resulting from changes in the assets making up the infrastructure (physical assets). These variations in the estimated cash flows are recorded directly to income for the corresponding period.

Since there is not an active market for these financial assets, the Company determines their fair value using the same components of the regulatory compensation rate set forth by ANEEL (regulatory WACC). These components, updated as of the date of the statement of financial position, determine the new interest rate used by the Company to restate to present value the  cash flows set forth in the last periodic rate review and estimated until the next review in 2016. Due to the nature of these financial assets, the Company believes this methodology is the one which better reflects their fair value in the view of market participants, since the rate of return set forth by ANEEL takes into consideration, in addition to the risk-free rates of return, all risks inherent to the sector. Adjustments arriving from the changes in fair value due to the difference between the fair value WACC and the regulatory WACC are recognized in Equity, when applicable.

3.5.2       Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Permitted Revenues (Receita Anual Permitida or RAP, in Portuguese) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, present fixed and ascertainable cash flows, and are thus classified as “loans and receivables”. They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

3.6      Inventories  (including those under property, plant and equipment)

Materials and supplies in inventory, classified under current assets and those assigned for investments, classified under property, plant and equipment, have been recorded at their average acquisition cost. Recorded amounts do not exceed their estimated sale price (realizable value), minus all estimated costs of completion and required costs for carrying out the sale.

3.7      Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for the Financing of Social Security).

Credits resulting from the non-cumulative nature of PIS and COFINS charges are accounted for by deducting such from the operating cost in the statement of income.

Credits resulting from the non-cumulative nature of ICMS, PIS and COFINS related to acquisitions to fixed assets are presented by deducting the cost of their assets.

Advance payments of amounts eligible for offsetting are accounted for in current or noncurrent assets, according to their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$ 240 a year, for corporate income tax, and 9% for social contribution.

Deferred income tax and social contribution are recognized in their entirety on the differences between assets and liabilities recognized for tax purposes and the related amounts recognized in the financial statements. However, they are not recognized if generated in the initial recording of assets and liabilities in transactions that do not affect the tax bases, except in business combinations. Deferred taxes are calculated considering the rates prevailing on the date of preparation of the financial statements and which are expected to apply when the related income taxes and social contribution are paid.

Deferred income tax and social contribution assets are recognized only to the extent that it is likely that there will be a positive taxable base for which the temporary differences can be used and the tax losses can be offset.

Deferred tax assets and liabilities are offset if there is a legal right to offset current tax liabilities and assets, and they are related to income taxes levied by the same tax authority on the same entity subject to taxation.

Provisional Measure no. 449/08, converted into Law no. 11,941/09, created the Transitional Tax Regime (Regime Tributário de Transição or RTT), applicable to entities subject to corporate income tax (Imposto de Renda da Pessoa Jurídica or IRPJ) based on taxable income. The adoption of this regime was optional in 2008 and 2009, whereas in 2010 it became mandatory and will remain so until a new law is passed governing the tax effects of the new accounting methods and criteria, with a view to tax neutrality.

The goal of this tax regime is to neutralize the potential tax impact resulting from the changes in accounting criteria for the recognition of revenues, costs, and expenses introduced by Law no. 11,638/07.

With the adoption of this regime the changes in criteria for the recognition of revenues, costs, and expenses will not have an effect on the assessment of the basis for the calculation of taxes, both on revenues and on income. The accounting methods and criteria to be considered for tax purposes are those in effect as of December 31, 2007.

3.8      Property, plant and equipment

These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when after the legal analysis of the right to compensation over the residual assets had not be guaranteed. The estimated useful life, the residual amounts, and depreciation rates are reviewed as of the date of the statement of financial position, and the effect of any changes in estimates is recorded prospectively.

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant and equipment in progress.

3.9      Intangible

3.9.1       Concession agreements – distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with IAS 38 – Intangible Assets – Concession agreements.

Intangible assets are determined as the remaining portion after the assessment of the financial assets (residual amount), due to their recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers, subject thus to demand risk.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization during the term of the concession.

3.9.2       Intangible assets acquired separately

Intangible assets with defined useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

3.9.3       Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

3.10    Intangible assets - concessions

Intangible assets recorded when they were acquired through the purchase of shares of companies that own the concession rights are being amortized by their respective remaining period of concession (concession right with defined life acquired).

3.11    Impairment value of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset’s book value exceeds its recoverable value, defined as the greater between the asset’s value in use and its net sale value, this loss is recorded in the statement of income.

3.12    Dividends and interest on capital

The distribution of dividends and interest on capital are recorded as a liability in the Company’s financial statements at the end of the fiscal year, based on its by-laws. However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders’ Meeting (GSM). The tax benefit of interest on capital is recorded in the statement of income in the moment of its entry in accounts payable, at the time of their recording in accounts payable.

3.13    Post-employment benefits

The Company sponsors benefit plans to its employees, described in detail in Note 23. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to the rules set forth in CVM Resolution 695/12, of CPC 33 (R1)/ IAS 19.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, the Fundação Copel.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities, the larger of the two.

3.14    Research and Development Program - P&D - and Energy Efficiency Program – PEE

These are research and development and energy efficiency programs to which electric energy licensees are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 300/08, 316/08 and 504/12.

3.15    Accounts payable related to concession – use of public property

This item corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession). These agreements are signed as Use of Public Property (Uso de Bem Público or UBP) agreements. A liability is recorded on the date of signature of the concession agreement, regardless of the schedule of disbursements set forth therein. The initial accrual of the liability (obligation) and the corresponding intangible asset (concession rights) corresponds to the future disbursements at present value (present value of the cash flow from future disbursements).

The financial liability is updated using the method of effective interest rate and reduced by contracted payments.

3.16    Provision for environmental costs and obligations

Environmental liabilities are recognized under liabilities when their occurrence is likely and may be reasonably estimated.

They are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the provision is recorded against property, plant, and equipment or intangible assets in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project’s operation and maintenance licenses are recorded directly to expense for the corresponding period.

3.17    Provisions

Provisions are recorded for current liabilities (legal or assumed) resulting from past events, whose amounts may be estimated reliably and whose settlement is likely.

The estimates of outcomes and financial effects are determined in accordance with the judgment of the Management of the entity, supplemented by experience in similar transactions and, in some cases, reports from independent experts. The evidence considered should include any additional evidence provided by events subsequent to the balance sheet date.

When some or all economic benefits required for the settlement of a provision are expected to be recouped from a third party, a corresponding assets is recorded if, and only if, this reimbursement is virtually guaranteed and its amount may be reliably ascertained.

3.18    Earnings per share or EPS

Earnings per share are calculated based on the weighted average of the number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the “two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type, as discussed in Note 29.1.4.

Basic and diluted earnings per share are shown in Note 29.1.5.

3.19    Statement of income

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

3.20    Revenue recognition

Operating revenues are recognized when: (i) the amount of the revenue is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the respective buyer.

Revenues are valued at the fair value of the payment received or to be received, with the deduction of discounts and/or bonuses granted and charges on sales.

3.20.1     Unbilled revenues

Unbilled revenues correspond to revenues recognition from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

3.20.2     Rendered services

Revenues under a service agreement are recognized according to the stage of completion of the agreement, determined as follows:

•         Installation fees are recognized according to the stage of completion of the installation services, determined proportionally between the total estimated time for completion of services and the time elapsed at the end of each reporting period;

•         Service fees included in the price of products sold are recognized proportionally to their total costs, based on historical trends of actual services rendered in connection with products sold previously; and

•         Revenues for services are recognized at the contractual rates according to the number of hours worked and whenever direct expenses are incurred based on time and materials used.

3.20.3     Revenues from dividends and interest

Revenues from dividends/ financial instruments are recognized when the shareholder's right to receive said dividends is established.

Interest revenues from financial assets are recognized when it is likely that the future economic benefits shall be earned by the Company and the amount of these revenues may be determined reliably. Interest revenues are recognized according to the straight-line method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of such financial assets.

3.20.4     Lease revenues

The Group’s policy for recognition of operating lease revenues is described in Note 3.25.1 – Leases – The Company as a Lessee.

3.21    Construction revenues and construction costs

ICPC 01/IFRIC 12 establish that electric energy utilities should record and measure revenues of according to CPC 17/IAS 11 – Construction Contracts and CPC 30/IAS 18 and IFRIC 13 – Revenues and SIC 31, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services, according to the stage of completion.

The respective costs are recognized when incurred in the statement of income for the corresponding period, as construction costs.

Given that the Company outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, the construction margin to the Company’s power distribution business is not significant, and may reach amounts close to zero.

The construction margin adopted for the transmission business in 2012 and 2011 is 1.65% and results from a calculation methodology which takes into account the respective business risk.

3.22    Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel’s senior management, when this information is not available on time.

3.23    Financial instruments

Financial assets and liabilities are recorded whenever a Company entity is a party to the terms and conditions of the financial instrument at hand..

Non-derivative financial are recorded immediately on the date of transaction, i.e., when the corresponding right or liability arises, are initially recorded at fair value plus or minus any transaction costs that are directly attributable. After initial accrual, these instruments are valued as shown below:

Financial assets

3.23.1     Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

3.23.2     Instruments available for sale

The initial assessment and subsequently of financial instruments classified as “available for sale” is made based on their fair value. The variation in the fair value resulting from the difference between the market interest rates and the effective interest rates is recorded directly to equity, net of tax effects, as an adjustment on accumulated other comprehensive income, without being recorded through profit and loss for the corresponding period. The interest portion set at the beginning of the corresponding agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recorded to income for the applicable period.

At the time of settlement of a financial instrument classified as a financial asset available for sale, any gains or losses accrued under equity are recorded to income or expense for the applicable period.

3.23.3     Financial instruments recorded at fair value through profit and loss

Financial instruments are classified and recorded at fair value by means of income for dealing or designated as such at initial accrual. Financial instruments are recorded at fair value to income if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial accrual, attributable transaction costs are recorded to income when incurred.

3.23.4     Loans and receivables

This category only comprises non-derivative assets with fixed or ascertainable payments which are not quoted in any active markets. They are recognized according to the amortized cost or effective interest rate methods.

Financial liabilities and equity instruments

3.23.5     Classification as debt or equity instruments

Debt and equity instruments issued by a Company entity are classified as financial liabilities or equity, according to the nature of the underlying agreement and the definitions of financial liability and equity instrument.

3.23.6     Equity instruments

Equity instruments are contracts containing residual participation in the assets of a company after the deduction of all its liabilities. Equity instruments issued by the Company are recorded when the corresponding funds are received, net of the direct issuance costs.

The repurchase of the Company's own equity instruments is recorded and deducted directly to equity. No gains or losses are recorded to income from the purchase, sale, issue, or cancellation of the Company’s own equity instruments.

3.23.7     Financial liabilities

Financial liabilities are classified as “financial liabilities at fair value recorded through profit or loss” or “other financial liabilities”.

3.23.8     Financial liabilities recorded at fair value to income

Financial liabilities are classified as financial liabilities recorded at fair value through profit and loss when they are held for sale or designated at fair value recorded through profit and loss.

Net gains or losses recorded to income incorporate interest paid on the financial liabilities. Fair value is determined according to the description contained in Note 35.1.

3.23.9     Other financial liabilities

Other financial liabilities (including loans) are valued at amortized cost according to the effective interest rate method.

The effective interest rate method is used to calculate the amortized cost of financial liabilities and to allocate their interest expenses over their respective terms. The effective interest rate is the rate that precisely deducts the estimated future cash flows (including fees paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) throughout the estimated lifespan of the liability at hand, or, when appropriate, throughout a shorter period, for the initial accrual of the net book value of the liability.

3.23.10  Write-offs of financial liabilities

The Company writes off financial liabilities only when its obligations are eliminated and cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

3.23.11  Financial instruments – derivatives

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

3.24    Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity’s chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial statements.

3.25    Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessor. All other leases are classified as operating leases.

3.25.1     The Company as a lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

3.25.2     The Company as a lessee

Payments under operating leases are recognized as expenses according to the linear method based on the duration of the lease, except when other methods are more representative of the time when the economic benefits of the leased asset are consumed or received.

3.26    Statement of Added Value

The purpose of this statement is to disclose the wealth generated by the Company and its distribution over a given period and it is presented as required by Brazilian Corporate Law, as part of its individual financial statements and as supplementary information to the financial statements, as it is not a scheduled statement and it is not mandatory pursuant to IFRS.

3.27    New and revised rules and interpretations which have not been adopted yet

The following new rules, alterations and interpretations of rules were issued by IASB, but are not mandatory for the fiscal year of 2012. The anticipated adoption of these rules, though encouraged by the IASB, was not permitted, in Brazil, by the Accounting Pronouncements Committee (CPC). The Company is currently evaluating the impact of these new rules in its financial statements.

▪  IAS 19 - Employee Benefits;

▪  IAS 1 - Presentation of Financial Statements;

▪  IFRS 9 - Financial Instruments;

▪  IFRS 10 - Consolidated Financial Statements;

▪  IFRS 11 - Joint Arrangements;

▪  IFRS 12 - Disclosure of Interests in Other Entities;

▪  IFRS 13 - Fair Value Measurement;

▪  IAS 27 - Consolidated and Separate Financial Statements;

▪  IAS 28 - Investments in Associates;

▪  IFRS 7 -  Financial instruments – Disclosure; and

▪  IAS 32 - Financial instruments – Presentation.

The estimated effect of the review of CPC 33/IAS 19, with the elimination of the deferral of actuarial gains and losses of pension and health plans (corridor method) will result in an increase in actuarial liabilities of R$ 172,807 having as an offsetting entry an increase in deferred tax assets of R$ 58,754, and a decrease of R$ 114,053 in equity.

With respect to the other amendments and new standards listed above, the Company estimates that their adoption will not have a material impact on its financial statements.

4         Cash and Cash Equivalents

.
		Parent Company	Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Cash and bank accounts	1,972	669	94,189	35,081
Financial investments w ith immediate liquidity	27,492	27,088	1,388,948	1,014,044
	29,464	27,757	1,483,137	1,049,125

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 100.75% of the variation of the Interbank Deposit Rate as of December 31, 2012 and 101% as of December 31, 2011.

5         Bonds and Securities

	Level
Category	Note 35.2	Index	Consolidated
			12.31.2012	12.31.2011
Securities held for sale
CDB	2	CDI	39,845	98,898
Committed Operation	2	CDI	175,792	43,233
Committed Operation	2	Selic	-	4,430
Committed Operation	1	Before fixed	-	46,322
Quotas in Funds	1	CDI	86	111
NTN - F	1	CDI	-	31,451
NTN - B	1	IPCA	-	1,956
LFT	1	Selic	162,517	209,942
LTN	1	Before fixed	167,917	103,520
LFBB	2	CDI	13,661	19,296
LF Caixa	2	CDI	9,004	8,270
			568,822	567,429
Securities held for trading
Quotas in FI	2	CDI	24,742	11,003
Committed Operation	1	Before fixed	16,373	-
CDB	2	CDI	3,147	-
LF	2	CDI	12,591	-
LFT	1	Selic	9,526	39,039
LTN	1	Selic	48,216	-
DPGE	2	CDI	61,475	9,979
Shares	1	Ibovespa	93	-
Debentures	2	CDI	3,668	-
Renda Fixa NPP	2	CDI	3,127	-
Exclusive funds	1	Before fixed	56	-
Derivatives	1	DI Futuro BMF	-	1
			183,014	60,022
Securities held to maturity
LFT		Selic	-	5,920
Quotas in Funds		CDI	-	48
LF Caixa		CDI	12,180	11,189
			12,180	17,157
			764,016	644,608
		Current	635,501	582,019
		NonCurrent	128,515	62,589

Category	Level	Index		Parent Company
			12.31.2012	12.31.2011
Securities held for sale
CDB	2	CDI	89	83
Fund Quotas	1	CDI	87	82
		Current	176	165

Copel holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report.  None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

Main Invested amounts	Consolidated
	12.31.2012	12.31.2011
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	174,047	197,331
Exclusive funds of Copel Distribuição at Banco do Brasil	101,056	-
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	91,807	189,358
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	50,517	-
Exclusive funds of UEG Araucária at Banco do Brasil	78,021	-
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVM S.A.	104,961	60,019
Guarantee for the ANEEL auction	21,427	34,011
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	71,234	27,553
Collaterals for financing facilities to build hydroelectric pow er plants UHEs and transmission lines - LTs	32,144	18,764
Guarantee for the compliance w ith article 17 of law 11,428/2006 and possible authorization by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	31,290	-

6         Collaterals and Escrow Accounts

			Consolidated
		12.31.2012	12.31.2011
Collaterals and escrow accounts STN (6.1)		43,246	37,553
Collaterals and escrow accounts - CCEAR		34,289	-
Other		2,523	2,668
		80,058	40,221
	Current	36,812	2,668
	NonCurrent	43,246	37,553

6.1      Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total Consolidated
				12.31.2012	12.31.2011
Customers
Residential	168,520	100,137	26,946	295,603	274,070
Industrial	100,447	44,619	21,116	166,182	142,118
Commercial	120,174	43,035	13,459	176,668	168,942
Rural	23,126	10,264	7,109	40,499	38,574
Public Entities	22,769	15,741	10,954	49,464	44,729
Public lighting	17,510	125	143	17,778	19,497
Public service	17,591	16,718	179	34,488	30,905
Unbilled	330,326	-	-	330,326	288,095
Energy installments plan	58,494	9,796	26,135	94,425	85,294
Low income subsidy - Eletrobrás	4,694	-	-	4,694	31,734
Fines and charges on energy bills	5,293	7,882	9,962	23,137	19,623
State Government "Luz Fraterna" program	1,193	13,360	45,706	60,259	38,763
Other receivables	5,211	3,569	9,825	18,605	21,096
	875,348	265,246	171,534	1,312,128	1,203,440
Concessionaires and Permission holder
Energy supplies
CCEAR - auction	163,515	-	14,468	177,983	189,223
Bilateral contracts	30,198	-	119	30,317	21,540
CCEE	2,054	-	119	2,173	15,632
Reimbursement to generators	-	-	1,288	1,288	1,288
	195,767	-	15,994	211,761	227,683
Charges from using transmission grid
Transmission grid	20,738	403	2,364	23,505	16,995
Basic netw ork and conection grid	23,909	360	3,748	28,017	25,833
	44,647	763	6,112	51,522	42,828
Telecommunications	4,203	4,349	9,376	17,928	15,481
Gas distribution	32,375	1,375	1,017	34,767	27,305
Allowance for doubtful accounts (7.1)	-	-	(112,762)	(112,762)	(115,919)
	1,152,340	271,733	91,271	1,515,344	1,400,818
Current	1,126,169	271,733	91,271	1,489,173	1,368,366
Noncurrent - NC	26,171	-	-	26,171	32,452

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

7.1      Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of	Additions / (reversals)	Reversal of write offs	Balance as of	Additions / (reversals)	Reversal of write offs	Balance as of
	January 1, 2011			December 31, 2011			December 31, 2012
Customers, concessionaries and permission holder
Residential	7,654	30,409	(9,110)	28,953	27,123	(16,847)	39,229
Industrial	40,761	(4,206)	(11,392)	25,163	8,568	(2,739)	30,992
Commercial	10,880	10,829	(2,243)	19,466	8,026	(3,480)	24,012
Rural	69	2,189	(453)	1,805	4,582	(861)	5,526
Public Entities	1,453	906	-	2,359	6,957	-	9,316
Public lighting	155	(76)	-	79	50	-	129
Public service	2	39	-	41	72	-	113
Concessionaries and permission holder	224	37,146	-	37,370	(37,146)	-	224
Telecommunications	921	(52)	(186)	683	3,550	(1,012)	3,221
	62,119	77,184	(23,384)	115,919	21,782	(24,939)	112,762

An allowance for doubtful accounts was set up in 2011 in the amount of R$ 37,146 for differences in the prices invoiced for the sale of energy from Mauá Hydroelectric Power Plant and was reversed in 2012, according to the Management’s decision based on order 1,611 issued by ANEEL (Brazilian Electricity Regulatory Agency) on April 17, 2012.

8         Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 instalments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first instalment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated instalments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

8.1      Maturity of noncurrent instalments

		Consolidated
	12.31.2012	12.31.2011
2013	-	70,242
2014	80,979	74,914
2015	86,365	79,896
2016	92,109	85,209
2017	98,234	90,876
2018	104,767	96,920
2019	111,735	103,366
2020	119,166	110,240
2021	127,091	117,572
2022	135,543	125,391
2023	144,557	133,730
2024	154,171	142,624
After 2024	53,637	49,618
	1,308,354	1,280,598

8.2      Changes in CRC

Balances	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2011	58,816	1,282,377	1,341,193
Interest and fees	84,867	-	84,867
Monetary variations	1,020	63,063	64,083
Transfers	64,842	(64,842)	-
Amortizations	(143,683)	-	(143,683)
Balance as of December 31, 2011	65,862	1,280,598	1,346,460
Interest and fees	85,001	-	85,001
Monetary variations	2,621	101,066	103,687
Transfers	73,310	(73,310)	-
Amortizations	(150,864)	-	(150,864)
Balance as of December 31, 2012	75,930	1,308,354	1,384,284

9         Accounts receivable related to the concession

9.1      Change in accounts receivable related to the concession

	Current assets	Noncurrent assets		Consolidated
		Assets	Special liabilities (1)

Balance as of January 1, 2011	54,700	3,849,462	(1,426,117)	2,478,045
Effect of the first consolidation of Costa Oeste	-	31	-	31
Capitalization of intangible assets in progress	-	613,284	(93,173)	520,111
Transfers from noncurrent to current	222,245	(222,245)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(196,319)	-	-	(196,319)
Transfer to property, plant and equipment in servive	-	(1,004)	-	(1,004)
Adjustment to financial assets classified as available for sale	-	(7,282)	-	(7,282)
Monetary variations	-	173,402	(73,021)	100,381
Remuneration	-	330,217	-	330,217
Construction income	-	118,815	-	118,815
Write off	-	(25,895)	-	(25,895)
Balance as of December 31, 2011	80,626	4,828,785	(1,592,311)	3,317,100
Effect of the first consolidation of Caiuá	-	53	-	53
Effect of the first consolidation of Integração Maranhense	-	233	-	233
Effect of the first consolidation of Matrinchã	-	313	-	313
Effect of the first consolidation of Guaraciaba	-	169	-	169
Capitalization of intangible assets in progress	-	405,521	(57,916)	347,605
Transfers of intangible in service - remeasurement according to Resolution 474/2012 (Note 18)	-	136,658	(53,245)	83,413
Transfers from noncurrent to current	269,961	(269,961)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(225,275)	-	-	(225,275)
Transfers to accounts receivable related to the concession extension	(119,195)	(934,945)	-	(1,054,140)
Transfer from other assets	(798)	-	-	(798)
Transfer to property, plant and equipment in servive	-	(713)	-	(713)
Adjustment to financial assets classified as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	276,041	(110,467)	165,574
Remuneration	-	396,636	-	396,636
Construction income	-	98,474	-	98,474
Fair value adjustment	-	(303,084)	(98,020)	(401,104)
Write off	-	(24,313)	-	(24,313)
Balance as of December 31, 2012	5,319	4,596,751	(1,911,959)	2,690,111
(1) Note 18.6

9.2      Accounts receivable related to the concession - Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:  (a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and (b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers. (Note 18)

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

These financial assets, because they do not have determinable fixed cash flows, given that the Company assumes that the indemnity will be based on the cost to replace concession assets and because they don’t have the characteristics necessary to be classified into the other categories of financial assets, are recognized as “available for sale”. Cash flows linked to these assets are determined considering that the amount of the electricity rate called regulatory compensation basis defined by the Concession Authority, whose methodology is the cost of replacing distribution infrastructure goods linked to concession. This electricity rate basis (BRR) is adjusted every four years considering various factors and has the purpose of reflecting the changes in prices of physical assets, including write-offs, depreciation and additions to infrastructure goods (physical assets).

Compensation on this financial asset is based on the regulatory Weighted Average Cost of Capital (WACC) approved by ANEEL at the periodical electricity rate adjustment every four years and the amount is included in the composition of the electricity rate revenue billed to customers and monthly received.

In the intervening periods between the date of the last and the next periodical electricity rate adjustment, the balance of financial assets must be aligned with Management’s expectations about the increase or decrease in its cash flows linked to the update and movement of infrastructure goods (physical assets). The variations in cash flow estimates are directly recognized in the year’s statement of income.

The portion of interest established at the beginning of the agreement, calculated by employing the effective interest rate method, as well as any change in expected cash flows, are recorded in the year’s statement of income.

The variation in fair value, arising from the difference between market interest rate and the effective interest rate, is recorded directly in equity, net of taxes, as equity valuation adjustment, without being recognized in the year’s statement of income. When a financial asset classified as “available for sale” is settled, gains or losses accumulated in equity are recognized in the statement of income.

Considering that the current regulatory scenario does not forecast changes in the form of remuneration, the Company’s management did not identify changes between the effective interest rate and the market interest rate for the year ended December 31, 2012.

Electricity rate adjustment at Copel Distribuição

In November 2011 ANEEL inspected the investments made by the concessionaire for the accrual period from May 2008 to December 2011, therefore starting the electricity rate adjustment. After analyzing the reports it received, Copel found various adjustments which it considered to be necessary and took several actions at ANEEL in an attempt to make the agency reconsider its initial position by presenting the reasons for its constructive model and recognizing incurred costs. The agency accepted some of these claims, which were reflected on the version approved by ANEEL. However, Copel is still arguing with ANEEL at administrative proceedings about the effects of the adjustment.

The Company understands that some procedures followed for the rate adjustment differ from the methodology proposed by the Electricity Rate Regulation Procedures – Proret of the Electricity Industry Accounting Manual – MCSE, and from the constructive model adopted by the concessionaire.

Although ANEEL has not announced its decision on the appeal filed by Copel about the compensation basis amounts and other items, the new rate was approved at a public audience and be applied as from June 24, 2012.

According to Copel’s Management, although ANEEL established a new regulatory compensation basis, administrative proceedings which are being managed at the regulatory agency remain undecided.

Considering this scenario, the Company’s Management assessed the effects arising from the electricity rate adjustment and recorded in the second quarter the write-off of R$ 152,416 for the estimated and unrealized adjustments in this asset’s cash flows which, net of tax effects, total R$ 100,595. This amount, together with the effects of the changes in prevailing depreciation rates as from January 1, 2012, recorded in the first quarter, in the amount of R$ 42,569 (R$ 28,095 net of taxes), total a write-off of R$ 194,985 recognized in the first semester’s statement of income (R$ 128,690, net of taxes).

As set forth under Electricity Rate Regulation Procedures - Proret in August 2012, the Company uploaded onto the information systems the regulatory revaluation of assets and special liabilities, resulting from the effects of the third cycle of periodic electricity rate adjustment. When the values of individual asset items were determined, an adjustment in the balance of special liabilities linked to the concession was found to be necessary, as well as the recognition of interest on this adjustment in the amount of R$ 51,006.

The effects of the decision approved by ANEEL on June 19, 2012 through Resolution 1.296 on the regulatory compensation basis, which is still subject to administrative appeals filed before and after the approval above, - were reviewed by the Company, due to the past history of the ratifications made by the regulatory agent referring to the 3rd cycle of tariff reviews and the policy adopted by the granting authority through Law 12783 of January 11, 2013 (MP 579). Additionally, the expectation of early renewal of the concession was not confirmed in accordance with a preliminary understanding at the time of publication of MP 579/2011. Given this context, on December 31, 2012, the Company’s management reassessed its estimates for valuation of the financial assets considering the possibility of recovering the invested amounts of the unamortized or not depreciated concession assets upon termination of the concession agreement, indicating the need for a reduction in the balance of these assets in the amount of R$ 155,111 which net of taxes totals R$ 102,373.

The result of the electricity rate adjustment applied to Copel Distribuição is detailed in technical note 173/2012, available at ANEEL’s site.

9.3      Commitments regarding transmission

9.3.1       TL 500 kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to TL 500 kV Araraquara 2 Taubaté amounted to R$ 281,963 as of December 31, 2012.

9.3.2       Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,775 as of December 31, 2012.

Due to the Company’s delay in obtaining installation licenses, the deadline for Araraquara 2 - Taubaté transmission line and Cerquilho III substation to start operations was extended by 18 months and 12 months, respectively.

10      Accounts receivable related to the concession extension

On September 12, 2012, Provisional Measure 579 (MP 579) was issued which governs the extension of the concessions for generation, transmission and distribution of electric power, obtained by Law 9,074/95.

On September 14, 2012 Decree 7,805 was published to regulate MP 579. Under MP 579/12, companies whose generation, transmission and distribution of electric power agreements mature between 2015 and 2017 may extend concession terms, at the discretion of the concession authority a single time for 30 years at most, provided they accept an earlier maturity of their current agreements in December 2012. Extension depends on the concessionaire’s acceptance of certain conditions set out by the concession authority, such as: i) revenue established according to the criteria set by ANEEL (Brazilian Electricity Regulatory Agency); ii) compliance with service quality standards set by ANEEL; and, iii) agreement on the amounts calculated as indemnity for the assets linked to the concession.

On November 1, 2012 through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy informed the values of the new Annual Permitted Revenues (RAP), applicable from January 1, 2013 for transmission agreements, described in technical note 383/12 - SRE / ANEEL, and also informed the amount of compensation that the Company is entitled to in Transmission Concession Agreement 060 of R$ 893,923 considering only the assets that entered into operation after May 2000, pursuant to  technical note 396/2012 SRE / ANEEL.

On December 2, 2012, the Company signed an addendum to this agreement. The Return on assets ratified for the assets in operation after May 2000 will be received in 30 monthly payments calculated by the Constant Amortization System (SAC), updated by the IPCA (Amplified Customer Price Index) and remunerated by the Weighted Average Cost of Capital (WACC) of 5.59% per annum, with the first payment received in January 2013. After negotiation between the companies of the sector and the granting authority, the latter rectified the treatment to be given to the assets existing at May 31, 2000, with the publication on November 30, 2012 of MP 591/12, reconsidering the right to compensation of these assets for which there was still no definition of the amount to be compensated. The Brazilian Congress published on the Federal Gazette of March 4, 2013 the extension of Executive Act MP591, which changes Executive Act MP579, for 60 more days. With the enactment of Law 12,783 on November 1, 2013, there was the transformation of MPs 579 into law. The MP 591 MP 591 is still being discussed at the Brazilian Congress.

(a) The calculation of the value of the investments linked to reversible assets not yet amortized or depreciated, for compensation purposes, will use as a base the new replacement value methodology, according to criteria established in the regulations of the granting authority.

(b)The granting authority is authorized to pay, in the form of the regulations, to the concessionaires who opt for the extension established in this Law, in the concessions for transmission of electricity obtained by paragraph 5 of article 17 of Law 9,074/95, the amount related to the assets considered non-depreciated existing at May 31, 2000, recognized by the concessionaire and recognized by ANEEL.

(c) The amount of compensation will be updated until the date of actual payment to the concessionaire for a period of thirty (30) years, in accordance with the regulations.

ANEEL through Directive Release 18/2012-SRE/ANEEL supplemented by Directive Release 01/2013-SRE/ANEEL asked the transmission concessionaires for the list of assets not compensated, and on January 31, 2013, the Company reported the list of these assets.

The Company’s management evaluated these assets using the new replacement value methodology, based on the regulatory price database, approved by Ratifying Resolution 758/2009. Despite the fact that the granting authority has not yet disclosed the regulations on the form of payment of the return on assets and that there are uncertainties regarding the approval of investments made, management’s expectations regarding the compensation of these assets indicates the recoverability of the balances recorded at December 31, 2012. Therefore, considering the need for approval of the investment made and the lack of regulation in terms of the criteria for payment of the receivable related to concession, the balance at December 2012, in the amount of R$ 160,217 may be modified due to regulatory resolution of this matter.

The process for the extension of the concession for the transmission grid did not result in significant impacts in the financial statements of December 31, 2012.

The amount of the expectation of return on assets was transferred from the group of accounts receivable related to the concession (Note 9).

10.1    Changes in the accounts receivable related to the concession extension

	Current assets	NonCurrent assets	Consolidated
Balance as of January 1, 2012	-	-	-
Transfers from receivable related to concession - RBNI	-	893,923	893,923
Transfers from receivable related to concession - RBSE	-	160,217	160,217
Transfers from non current to current	352,161	(352,161)	-
Monetary variations	3,924	15,826	19,750
Balance as of December 31, 2012	356,085	717,805	1,073,890

11      Other Receivables

		Consolidated
	12.31.2012	12.31.2011
Current assets
Services in progress (11.1)	80,043	71,256
Advance payments to employees	29,797	11,588
Advance payments to suppliers	29,492	7,162
Partnership in consortiums	25,540	29,483
Rental plant UTE Araucária	11,894	2,730
Advance for severance estate	8,739	3,514
Other receivables	49,776	35,580
	235,281	161,313
Noncurrent assets
Advance payments to suppliers	12,279	11,982
Services in progress (11.1)	8,471	-
Other receivables	1,978	5,051
	22,728	17,033

11.1    Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12      Inventories

Consolidated	Operation/Maintenance
	12.31.2012	12.31.2011
Copel Distribuição	84,995	69,579
Copel Geração e Transmissão	28,299	23,714
Copel Telecomunicações	10,645	9,015
Compagas	870	1,491
UEG Araucária	-	3
	124,809	103,802

13      Income Tax, Social Contribution and Other Taxes

13.1    Income tax (IR) and social contribution (CSLL)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Current assets
IR and CSLL paid in advance	156,718	131,567	470,416	678,745
IR and CSLL to be offset against liability	(1,215)	(1,025)	(272,238)	(451,730)
IRRF on JSCP to be offset against liability	(5,020)	(11,634)	(5,020)	(11,634)
	150,483	118,908	193,158	215,381
Noncurrent assets
IR and CSLL paid in advance	-	-	19,995	18,714
	-	-	19,995	18,714
Current liabilities
IR and CSLL due	4,466	4,954	442,427	603,520
IR and CSLL to be offset against asset	(1,215)	(1,025)	(272,238)	(451,730)
	3,251	3,929	170,189	151,790

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

13.2    Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

13.2.1     Changes in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2011	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2011	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2012
Noncurrent assets
Tax losses and negative tax basis	1,170	(1,170)	-	-	-	-	-
Other temporary additions	-			-		-
Provisions for legal claims	101,477	(1,056)	-	100,421	2,359	-	102,780
Allow ance for doubtful debts	1,478	-	-	1,478	-	-	1,478
Amortization - concession	17,573	256	-	17,829	256	-	18,085
Provision for financing	4,726	69	-	4,795	-	-	4,795
Interest on ow n capital	17,966	(1,300)	-	16,666	5,043	-	21,709
Others	367	83	-	450	(19)	-	431
	144,757	(3,118)	-	141,639	7,639	-	149,278
(-)Noncurrent liabilities
Transitional tax system - RTT	-			-
Effects from applying CPC 38
- financial instruments	-	6,042	1,920	7,962	(1,314)	139	6,787
Temporary exclusions	-	-		-		-
Provisions for negative goodw ill	25,297	-	-	25,297	-	-	25,297
	25,297	6,042	1,920	33,259	(1,314)	139	32,084
Net	119,460	(9,160)	(1,920)	108,380	8,953	(139)	117,194

Consolidated	Balance as of January 1, 2011	Recognized in income	Recognized in other comprehensive income	Compensated with installment debt Law No. 11,941	Balance as of December 31, 2011	Recognized in income	Recognized in other comprehensive income	Balance as of December 31, 2012
Noncurrent assets
Tax losses and negative tax basis	10,966	(1,170)	-	(7,310)	2,486	-	-	2,486
Private pension and health plans	135,384	18,724	-	-	154,108	24,204	-	178,312
Transitional tax system - RTT
Effects from applying ICPC 01	7,774	8,368	-	-	16,142	71,157	-	87,299
Other temporary additions
Provisions for legal claims	245,125	42,095	-	-	287,220	50,808	-	338,028
Voluntary termination Program/retirement	107	12,248			12,355	41,631	-	53,986
Provision of Research and Development	13,486	15,305			28,791	17,999	-	46,790
Allow ance for doubtful debts	24,478	17,738	-	-	42,216	(764)	-	41,452
Amortization - concession	35,917	256	-	-	36,173	256	-	36,429
Provision for investment losses	355	-	-	-	355	-	-	355
Provision for tax losses	52	15,861			15,913	(1,066)	-	14,847
Provision for impact of grid charges	6,922	-	-	-	6,922	-	-	6,922
Provision for financing	4,726	69	-	-	4,795	-	-	4,795
Provision for energy purchases	-	99,568	-	-	99,568	(2,535)	-	97,033
Provision for profit sharing	-	15,980	-	-	15,980	(6,309)	-	9,671
Interest on ow n capital	17,966	(1,300)	-	-	16,666	5,043	-	21,709
Others	4,452	1,038	-	-	5,490	1,354	-	6,844
	507,710	244,780	-	(7,310)	745,180	201,778	-	946,958
(-) Noncurrent liabilities
Transitional tax system - RTT					-
Effects from applying CPC 27	793,691	(52,496)	-	-	741,195	(52,035)	-	689,160
Effects from applying ICPC 01	56,527	84,661	(2,476)	-	138,712	(134,138)	(4,459)	115
Effects from applying CPC 38	-	9,050	2,927	-	11,977	2,158	907	15,042
Other temporary exclusions
Capitalization of financial charges	4,540	817	-	-	5,357	-	-	5,357
Deferment of capital gains	-	-	-	-	-	175,450	-	175,450
Provisions for negative goodw ill	25,297	-	-	-	25,297	-	-	25,297
Gas supply	7,163	(1,791)	-	-	5,372	(1,791)	-	3,581
Others	-	-	-	-	-	-	1,076	1,076
	887,218	40,241	451	-	927,910	(10,356)	(2,476)	915,078
Net	(379,508)	204,539	(451)	(7,310)	(182,730)	212,134	2,476	31,880
Assets presented in the Statement of Financial Position	346,315				465,536			647,804
Liabilities presented in the Statement of Financial Position	725,823				648,266			615,924
Net	(379,508)				(182,730)			31,880

13.2.2     Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company’s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. As estimates of future taxable income, the realization of deferred taxes is presented below:

	Parent Company	Consolidated
2013	25,806	161,612
2014	3,667	(44,396)
2015	3,667	(27,158)
2016	1,385	25,599
2017	563	(5,499)
2018 to 2020	1,689	(47,373)
2021 to 2023	1,689	(100,993)
After 2023	78,728	70,088
	117,194	31,880

13.3    Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Current assets
Recoverable ICMS (VAT) (13.3.1)	-	-	38,311	40,845
Recoverable PIS/Pasep and Cofins taxes	-	-	54,190	60,486
PIS/Pasep and Cofins to be offset against liabilities	-	-	(43,378)	(51,411)
Other recoverable taxes	11	-	368	437
	11	-	49,491	50,357
Noncurrent assets
Recoverable ICMS (VAT) (13.3.1)	-	-	71,785	76,166
PIS/Pasep and Cofins taxes	-	-	48,393	-
Recoverable income tax w ithheld on finance investments	-	-	-	1,735
Other taxes	-	-	11	11
	-	-	120,189	77,912
Current liabilities
ICMS (VAT) payable	-	-	209,629	193,808
PIS/Pasep and Cofins payable	22,054	12,846	82,902	74,579
PIS/Pasep and Cofins to be offset against assets	-	-	(43,378)	(51,411)
Tax Recovery Programs (13.3.2)	-	27,628	-	37,221
IRRF on JSCP	5,020	11,634	39,303	31,027
IRRF on JSCP to be offset against assets	(5,020)	(11,634)	(5,020)	(11,634)
Other taxes	18	911	7,460	14,867
	22,072	41,385	290,896	288,457
Noncurrent liabilities
ICMS (VAT) payable	-	-	-	152
	-	-	-	152

13.3.1     Recoverable ICMS (VAT)

Balances shown as recoverable ICMS refers mainly to credits from the acquisition of property, plant and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102/00.

13.3.2     Tax recovery programs

	Parent Company
	Debt amount	Benefits Law 11,941	Selic interest	Corrected debt value
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	18,754	167,760
INSS	311	(93)	44	262
	230,244	(81,020)	18,798	168,022

.	Consolidated
	Debt amount	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,356	34,591
CSLL	5,925	(1,460)	(428)	634	4,671
Cofins	43,198	(9,633)	(3,118)	3,550	33,997
PIS/Pasep	8,893	(1,992)	(642)	395	6,654
Cofins Rescission Claim	229,933	(80,927)	-	18,754	167,760
INSS	311	(93)	-	44	262
	331,516	(103,003)	(7,311)	26,733	247,935

The effect on income in the year ended December 31, 2012, recorded as financial expenses was R$ 492 on the Parent Company and R$ 662 on Consolidated.

Instalment Plan – Law no. 11,941/09

As a result of a rescissory action filed by the Federal Revenue Department of Brazil against an earlier decision which had declared immunity from the levying of COFINS on the billing of electricity, the Company chose to include in the payment in instalments the COFINS debts drafted in the tax assessment notice referring to the period from January 1997 to September 1998.

The amount of the debt of R$ 229,933 as a result of the success, in favour of the Union, of the rescissory action of COFINS is composed of the principal of R$ 61,872, interest of R$ 140,496 and a fine of R$ 27,565. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action is now R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt no. 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in instalments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in instalments was R$ 149,224. Considering the Selic interest on the payment in instalments, as established in paragraph 3 of article 3 of the abovementioned law in the amount of R$ 18,798, and also considering the monthly paid instalments, the balance of the debt amounts to R$ 168,022. The instalment payment was settled since April 30, 2012.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in instalments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in instalments debts related to the review of the calculation basis for PIS/Pasep and COFINS from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 instalments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears  in the amount of R$ 7,311.

Accordingly, the Copel Distribuição's total debt included in the payment in instalments was R$ 71,978. Considering the Selic interest on the payment in instalments, as established in paragraph 3 of article 3 of the abovementioned law in the amount of R$ 7,935, and also considering the monthly paid instalments, the balance of the debt amounts to R$ 79,913. The instalment payment was settled since April 30, 2012.

13.4    Reconciliation of the provision for income tax and social contribution

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Income before IRPJ and CSLL	696,202	1,171,805	972,698	1,583,916
IRPJ and CSLL (34%)	(236,709)	(398,414)	(330,717)	(538,531)
Tax effects on:
Equity in income	165,149	266,928	52	11,054
Interest on ow n capital	75,802	114,314	75,802	121,023
Dividends	241	3,461	241	1,158
Financing	-	(270)	-	(270)
Non deductible expenses	(21)	(7,246)	(3,331)	(11,892)
Tax benefits Law 11,941/09	-	7,087	-	7,087
Tax incentives	-	-	11,688	9,908
Others	24	25	87	(6,599)
Current IRPJ and CSLL	(4,467)	(4,955)	(458,312)	(611,601)
Deferred IRPJ and CSLL	8,953	(9,160)	212,134	204,539
Effective rate - %	-0.6%	1.2%	25.3%	25.7%

14      Judicial Deposits

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Taxes claims	271,834	222,847	347,492	226,566
Labor claims	-	-	90,480	72,873
Civil
Suppliers	-	-	95,558	92,853
Civil	-	-	26,889	24,706
Easements	-	-	7,157	6,823
Customers	-	-	2,418	2,289
	-	-	132,022	126,671
Others	24	-	4,479	4,707
	271,858	222,847	574,473	430,817

The change in the balance of judicial tax deposits manly relates to the deposit made by Copel Distribuição, in order to revoke assessment notice 6432974-0, issued by Paraná State, demanding payment of the ICMS tax on the rate subsidy afforded to low-income residential customers.

15      Receivable from related parties

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Associate companies
Dividends and/or interests on own capital
Dona Francisca Energética	78	2,303	78	2,303
Sanepar	-	-	9,477	15,603
	78	2,303	9,555	17,906
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	635,489	600,659	-	-
Copel Distribuição	371,863	508,695	-	-
Copel Telecomunicações	7,982	20,649	-	-
Compagas	2,514	3,927	-	-
Elejor	2,751	2,592	-	-
Dominó Holdings	17,987	14,184	-	-
	1,038,586	1,150,706	-	-
Financing tranferred - STN
Copel Distribuição (15.1)	59,340	58,427	-	-
	59,340	58,427	-	-
Loan contract
Copel Distribuição (15.2)	859,894	781,031	-	-
Elejor (15.3)	232,654	305,936	-	-
	1,092,548	1,086,967	-	-
	2,190,552	2,298,403	9,555	17,906
Current assets - Dividends receivable	1,038,664	1,153,009	9,555	17,906
Non current assets	1,151,888	1,145,394	-	-

15.1    Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain recognized in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2    Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

15.3    Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.y.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the Company started paying the above mentioned loan contract on October, 2011.

16      Investments

16.1    Changes in investments

Parent Company	Balance as of January 1, 2012	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)	Amortization of concession rights	Proposed dividends and JCP	Redemption of shares	Balances as of December 31, 2012
Subsidiaries (16.2)
Copel Geração e Transmissão	5,739,789	700,524	263	-	-	(224,134)	-	6,216,442
Copel Distribuição	3,665,835	(43,420)	(7,427)	-	-	(13,468)	-	3,601,520
Copel Telecomunicações	287,740	28,007	-	22,643 (1)	-	(11,384)	-	327,006
UEG Araucária (16.2.1)	127,445	5,674	-	-	-	-	-	133,119
Compagas	105,305	10,584	-	-	-	(2,514)	-	113,375
Elejor	33,170	23,307	1,462	-	-	(5,536)	-	52,403
Elejor - concession rights	18,289	-	-	-	(755)	-	-	17,534
Centrais Eólicas do Paraná (16.2.1)	1,225	(9)	-	-	-	(306)	(910)	-
	9,978,798	724,667	(5,702)	22,643	(755)	(257,342)	(910)	10,461,399
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	50,366	-	-	-	(16,650)	-	379,669
Cutia	4,310	(447)	-	1,384 (1)	-	-	-	5,247
Cutia - concession rights	5,809	-	-	-	-	-	-	5,809
	356,072	49,919	-	1,384	-	(16,650)	-	390,725
Associates (16.4)
Sercomtel (16.4.2)	70,341	(59,774)	-	-	-	-	-	10,567
Dona Francisca Energética	53,061	8,149	-	-	-	(1,457)	-	59,753
Foz do Chopim Energética	17,402	9,434	-	-	-	(10,964)	-	15,872
Carbocampel	1,307	(36)	-	142 (1)	-	-	-	1,413
Dois Saltos	300	-	-	-	-	-	-	300
Copel Amec	165	15	-	-	-	-	-	180
Escoelectric	-	(61)	-	61 (2)	-	-	-	-
	142,576	(42,273)	-	203	-	(12,421)	-	88,085
Other investments (16.5)
Finam (16.5.1)	2,267	-	(944)	-	-	-	-	1,323
Finor (16.5.1)	613	-	(301)	-	-	-	-	312
Investco S.A.	8,345	-	937	-	-	-	-	9,282
Advance w ith the purpose of future
investment (16.5.2)	38,945	-	-	7,686 (1)	-	-	-	46,631
Other investments	6,496	-	714	-	-	-	-	7,210
	56,666	-	406	7,686	-	-	-	64,758
	10,534,112	732,313	(5,296)	31,916	(755)	(286,413)	(910)	11,004,967
(1) Contribution f or purchase of inv estments (2) Af ac - Adv ance f or f uture capital increase

Parent Company	Balance as of January 1, 2011	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2) (dev. Afac)	Amortization of concession rights	Proposed dividends and JCP	Provision for losses	Balance as of December 31, 2011
Subsidiaries (16.2)
Copel Geração e Transmissão	5,726,083	598,920	1,955	-	-	(587,169)	-	5,739,789
Copel Distribuição	3,316,811	535,886	(4,806)	-	-	(182,056)	-	3,665,835
Copel Telecomunicações	241,362	35,700	-	23,000	-	(12,322)	-	287,740
UEG Araucária	128,846	(1,401)	-	-	-	-	-	127,445
Compagas	99,286	16,540	-	-	-	(10,521)	-	105,305
Elejor	96,751	10,909	-	(71,898)	-	(2,592)	-	33,170
Elejor - concession rights	19,044	-	-	-	(755)	-	-	18,289
Centrais Eólicas do Paraná	1,185	307	-	-	-	(267)	-	1,225
	9,629,368	1,196,861	(2,851)	(48,898)	(755)	(794,927)	-	9,978,798
Jointly-controlled entities (16.3)
Dominó Holdings	325,342	36,599	-	-	-	(15,988)	-	345,953
Cutia	-	(289)	-	4,599	-	-	-	4,310
Cutia - concession rights	-	-	-	5,809	-	-	-	5,809
	325,342	36,310	-	10,408	-	(15,988)	-	356,072
Associates (16.4)
Sercomtel Telecomunicações	72,464	(2,123)	-	-	-	-	-	70,341
Dona Francisca	50,161	7,953	-	-	-	(5,053)	-	53,061
Foz do Chopim	17,086	10,267	-	-	-	(9,951)	-	17,402
Carbocampel	1,224	(27)	-	110	-	-	-	1,307
Dois Saltos	300	-	-	-	-	-	-	300
Copel Amec	156	9	-	-	-	-	-	165
Escoelectric	37	(136)	-	99	-	-	-	-
	141,428	15,943	-	209	-	(15,004)	-	142,576
Other investments (16.5)
Finam (16.5.1)	2,456	-	-	-	-	-	(189)	2,267
Finor (16.5.1)	769	-	-	-	-	-	(156)	613
Investco S.A.	7,903	-	442	-	-	-	-	8,345
Advance w ith the purpose of future
investment (16.5.2)	-	-	-	38,945	-	-	-	38,945
Other investments	1,344	-	5,205	-	-	-	(53)	6,496
	12,472	-	5,647	38,945	-	-	(398)	56,666
	10,108,610	1,249,114	2,796	664	(755)	(825,919)	(398)	10,534,112

Consolidated	Balance as of January 1, 2012	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)	Proposed dividends and JCP	Amortization of concession rights	Balance as of December 31, 2012
Associates (16.4)
Sanepar	344,439	53,313	-	-	(12,306)	(730)	384,716
Sercomtel Telecomunicações	70,341	(59,774)	-	-	-	-	10,567
Dona Francisca	53,061	8,149	-	-	(1,457)	-	59,753
Foz do Chopim	17,402	9,434	-	-	(10,964)	-	15,872
Carbocampel	1,307	(36)	-	142 (1)	-	-	1,413
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	15	-	-	-	-	180
Escoelectric	-	(61)	-	61 (2)	-	-	-
	487,015	11,040	-	203	(24,727)	(730)	472,801
Other investments (16.5)
Finam (16.5.1)	2,267	-	(944)	-	-	-	1,323
Finor (16.5.1)	613	-	(301)	-	-	-	312
Investco S.A.	8,345	-	937	-	-	-	9,282
Assets for future use	4,290	-	-	-	-	-	4,290
Advance w ith the purpose of future
investment (16.5.2)	38,945	-	-	7,686 (1)	-	-	46,631
Other investments	7,683	-	714	-	-	-	8,397
	62,143	-	406	7,686	-	-	70,235
	549,158	11,040	406	7,889	(24,727)	(730)	543,036
(1) Contribution f or purchase of inv estments (2) Af ac - Adv ance f or f uture capital increase

Consolidated	Balance as of January 1, 2011	Equity	Equity valuation adjustments	Investiment(1)/ Afac(2)		Proposed dividends and JCP	Provision for losses	Amortization of concession rights	Transfer to disposal and intangible	Write off	Balance as of December 31, 2011
Associates (16.4)
Sanepar	323,814	39,711	-	-		(18,356)	-	(730)	-	-	344,439
Sercomtel Telecomunicações	72,464	(2,123)	-	-		-	-	-	-	-	70,341
Dona Francisca	50,161	7,953	-	-		(5,053)	-	-	-	-	53,061
Foz do Chopim	17,086	10,267	-	-		(9,951)	-	-	-	-	17,402
Carbocampel	1,224	(27)	-	110	(2)	-	-	-	-	-	1,307
Dois Saltos	300	-	-	-		-	-	-	-	-	300
Copel Amec	156	9	-	-		-	-	-	-	-	165
Escoelectric	37	(136)	-	99	(2)	-	-	-	-	-	-
	465,242	55,654	-	209		(33,360)	-	(730)	-	-	487,015
Other investments (16.5)
Finam (16.5.1)	2,456	-	-	-		-	(189)	-	-	-	2,267
Finor (16.5.1)	769	-	-	-		-	(156)	-	-	-	613
Investco S.A.	7,903	-	442	-		-	-	-	-	-	8,345
Assets for future use	4,538	-	-	-		-	-	-	(38)	(210)	4,290
Advance w ith the purpose of future
investment (16.5.2)	-	-	-	38,945	(1)	-	-	-	-	-	38,945
Other investments	2,542	-	5,205	3	(1)	-	(53)	-	-	(14)	7,683
	18,208	-	5,647	38,948		-	(398)	-	(38)	(224)	62,143
	483,450	55,654	5,647	39,157		(33,360)	(398)	(730)	(38)	(224)	549,158
(1) Contribution f or purchase of inv estments (2) Af ac - Adv ance f or f uture capital increase

16.2    Parent Company

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Parent Company	%	%
Copel Geração e Transmissão S.A. (GET)	100.00	-
Copel Distribuição S.A. (DIS)	100.00	-
Copel Telecomunicações S.A. (TEL)	100.00	-
Companhia Paranaense de Gás - Compagas (COM)	51.00	-
Elejor - Centrais Elétricas do Rio Jordão S.A. (ELE)	70.00	-
UEG Araucária Ltda. (UEG) (Note 34.2 b)	20.00	60.00

16.2.1     Centrais Eólicas do Paraná Ltda.

Limited liability company in which Copel had a 30% interest and Copel Geração e Transmissão had a 70% interest. According to the termination agreement of May 31, 2012, the assets of Centrais Eólicas do Paraná, in the amount of R$ 3,033, were divided in proportion to the interest of each of its members: i) the amount of R$ 910 was deposited in Copel’s bank account; and ii) the remaining balance, in the amount of R$ 2,123, was fully transferred to Copel Geração e Transmissão, given that the authorization held by Central Geradora Eólica Palmas was passed on to Copel Geração e Transmissão, according to Authoritative Resolution 3,319, issued by ANEEL on January 24, 2012.

Centrais Eólicas
05.31.2012

ASSETS	3,033
Current assets	2,037
Noncurrent assets	996

LIABILITIES	3,033
Equity	3,033

16.2.2     Financial statements of subsidiaries

ASSETS
12.31.2012	GET	DIS	TEL	COM	ELE	UEG
Total assets	9,531,370	8,812,803	428,216	289,363	763,731	672,352
Current assets	1,248,335	2,876,268	64,848	86,793	45,567	214,926
Cash and cash equivalents	197,209	1,126,361	26,689	35,993	25,282	18,219
Bonds and securities	291,709	158,837	-	-	1,765	183,014
Collaterals and escrow accounts	1,429	34,293	-	1,086	-	-
Trade accounts receivable	265,623	1,200,251	18,649	40,092	18,127	-
CRC transferred to the State Government of Paraná	-	75,930	-	-	-	-
Accounts receivable related to the concession	5,319	-	-	-	-	-
Accounts receivable related to the concession extension	356,085	-	-	-	-	-
Other receivables	92,661	126,686	2,437	716	1	12,124
Inventories	28,299	84,995	10,645	870	-	-
Income Tax and Social Contribution	809	35,868	3,413	-	-	971
Other current recoverable taxes	6,871	31,460	2,671	7,868	11	598
Prepaid expenses	2,321	1,587	344	168	381	-
Noncurrent assets	8,283,035	5,936,535	363,368	202,570	718,164	457,426
Long Term Assets	1,154,718	4,626,774	23,253	18,022	28,383	20,244
Bonds and securities	92,827	35,688	-	-	-	-
Collaterals and escrow accounts	-	43,246	-	-	-	-
Trade accounts receivable	-	26,172	-	5,266	-	-
CRC transferred to the State Government of Paraná	-	1,308,354	-	-	-	-
Judicial deposits	24,315	276,541	1,036	302	70	249
Accounts receivable related to the concession	262,564	2,383,262	-	-	-	-
Accounts receivable related to the concession extension	717,805	-	-	-	-	-
Advances to suppliers	-	-	-	12,279	-	-
Other receivables	6,413	4,036	-	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	19,995
Other current recoverable taxes	50,794	60,663	8,732	-	-	-
Deferred income tax and social contribution	-	488,812	13,485	-	28,313	-
Prepaid expenses	-	-	-	175	-	-
Investments	448,130	4,012	-	-	-	-
Property, Plant and Equipment, net	6,635,206	-	319,141	-	480,439	436,967
Intangible Assets	44,981	1,305,749	20,974	184,548	209,342	215

LIABILITIES
12.31.2012	GET	DIS	TEL	COM	ELE	UEG
Total liabilities	9,531,370	8,812,803	428,216	289,363	763,731	672,352
Current liabilities	1,482,224	1,987,053	54,748	60,464	83,728	6,761
Payroll, Social Charges and Accruals	114,523	259,725	26,529	4,333	219	108
Suppliers	419,896	694,903	14,481	45,873	4,967	3,183
Income Tax and Social Contribution payable	139,614	-	-	3,214	22,921	1,189
Other taxes due	50,760	205,330	4,492	1,934	1,743	2,260
Loans and financing	71,654	164,788	53	-	-	-
Debentures	-	12,719	-	-	-	-
Minimum compulsary dividend payable	635,489	371,863	7,982	4,929	3,931	-
Post-employment benefits	6,908	18,004	903	-	-	-
Regulatory charges	7,236	49,262	-	-	-	-
Research and Development and Energy Efficiency	14,831	142,936	-	-	1,832	-
Accounts payable related to concession - Use of Public Property	884	-	-	-	47,593	-
Other accounts payable	20,429	67,523	308	181	522	21
Noncurrent liabilities	1,832,705	3,224,230	46,462	6,594	605,141	-
Associated companies and Parent Company	-	851,237	-	-	232,654	-
Suppliers	106,175	-	-	-	-	-
Deferred income tax and social contribution	612,870	-	-	2,939	-	-
Loans and Financing	438,396	609,941	25,559	-	-	-
Debentures	-	997,958	-	-	-	-
Post-employment benefits	130,621	326,987	19,934	2,807	-	-
Research and Development and Energy Efficiency	43,350	61,211	-	-	-	-
Accounts payable related to concession - Use of Public Property	27,184	-	-	-	371,896	-
Provision for contingencies	474,109	376,896	969	848	591	-
Equity	6,216,441	3,601,520	327,006	222,305	74,862	665,591
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity valuation adjustments	1,339,999	1,230	-	-	2,088	-
Legal reserve	247,134	135,294	6,706	17,295	2,444	-
Profit retention reserve	1,123,314	883,575	79,902	62,115	34,827	-
Unrealized revenue reserve	-	-	-	6,952	-	-
Accumulated Profit (losses)	-	(43,420)	-	-	-	(41,849)

STATEMENT OF INCOME
12.31.2012	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	2,242,665	5,892,171	172,445	359,090	211,724	86,442	54
Cost of goods and/or services sold	(1,374,149)	(5,968,827)	(139,403)	(332,128)	(59,006)	(61,350)	(118)
Equity in Income of Subsidiaries	16,041	-	-	-	-	-	-
Net Income before financial results and taxes	884,557	(76,656)	33,042	26,962	152,718	25,092	(64)
Financial Income	48,624	5,644	3,444	4,769	(102,425)	12,178	110
Operating Profit (losses)	933,181	(71,012)	36,486	31,731	50,293	37,270	46
Income tax and social contribution	(263,071)	(124,691)	(13,653)	(13,155)	(30,244)	(8,902)	(74)
Deferred income tax and social contribution	30,414	152,283	5,174	2,178	13,247	-	-
Net Income for the year	700,524	(43,420)	28,007	20,754	33,296	28,368	(28)

ASSETS
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Total assets	8,618,225	7,563,936	353,370	276,164	764,180	641,044	4,116
Current assets	1,125,305	2,150,339	44,395	77,320	37,102	151,645	3,034
Cash and cash equivalents	216,495	647,783	8,348	41,047	17,851	86,318	2,847
Bonds and securities	487,406	33,735	-	48	616	60,049	-
Collaterals and escrow accounts	1,957	5	-	706	-	-	-
Trade accounts receivable	247,377	1,104,328	18,253	32,715	18,366	-	90
CRC transferred to the State Government of Paraná	-	65,862	-	-	-	-	-
Accounts receivable related to the concession	80,626	-	-	-	-	-	-
Other receivables	61,855	95,030	1,098	540	1	2,944	-
Inventories	23,714	69,579	9,015	1,491	-	3	-
Income Tax and Social Contribution	2,243	87,484	3,958	1	-	2,322	89
Other current recoverable taxes	1,544	44,871	3,369	564	-	9	-
Prepaid expenses	2,088	1,662	354	208	268	-	8
Noncurrent assets	7,492,920	5,413,597	308,975	198,844	727,078	489,399	1,082
Long Term Assets	1,097,629	4,163,071	18,403	23,008	16,237	20,699	-
Bonds and securities	61,931	38,211	-	-	-	-	-
Trade accounts receivable	-	32,363	89	10,534	-	-	-
CRC transferred to the State Government of Paraná	-	1,280,598	-	-	-	-	-
Judicial deposits	20,349	185,994	885	301	95	249	-
Accounts receivable related to the concession	1,011,240	2,225,203	-	-	-	-	-
Advances to suppliers	-	-	-	11,982	-	-	-
Other receivables	1,878	3,172	-	191	-	-	-
Income Tax and Social Contribution	-	-	-	-	-	18,714	-
Other current recoverable taxes	2,231	64,827	9,118	-	-	1,736	-
Deferred income tax and social contribution	-	332,703	8,311	-	16,142	-	-
Investments	386,873	4,012	-	-	-	-	-
Property, Plant and Equipment, net	5,969,262	-	273,787	-	496,410	468,576	1,082
Intangible Assets	39,156	1,246,514	16,785	175,836	214,431	124	-

LIABILITIES
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Total liabilities	8,618,225	7,563,936	353,370	276,164	764,180	641,044	4,116
Current liabilities	1,141,261	1,708,165	47,532	62,991	65,331	3,669	31
Payroll, Social Charges and Accruals	56,228	151,184	13,490	2,734	181	106	-
Suppliers	211,100	531,187	7,000	43,054	3,048	3,130	2
Income Tax and Social Contribution payable	133,348	-	-	7,526	6,987	-	-
Other taxes due	21,385	214,128	4,390	1,788	4,187	411	29
Loans and financing	59,152	17,619	-	48	-	-	-
Minimum compulsary dividend payable	600,659	508,695	20,649	7,702	3,702	-	-
Post-employment benefits	9,785	24,612	1,640	-	-	-	-
Regulatory charges	4,047	66,464	-	-	-	-	-
Research and Development and Energy Efficiency	13,943	140,918	-	-	2,054	-	-
Accounts payable related to concession - Use of Public Property	615	-	-	-	44,041	-	-
Other accounts payable	30,999	53,358	363	139	1,131	22	-
Noncurrent liabilities	1,737,175	2,189,936	41,098	6,693	651,464	152	-
Associated companies and Parent Company	-	781,031	23,000	-	305,936	-	-
Suppliers	118,530	-	-	-	-	-	-
Other taxes due	-	-	-	-	-	152	-
Deferred income tax and social contribution	643,149	-	-	5,117	-	-	-
Loans and Financing	437,549	708,607	-	-	-	-	-
Post-employment benefits	117,851	295,899	17,883	1,205	-	-	-
Research and Development and Energy Efficiency	34,523	60,126	-	-	-	-	-
Accounts payable related to concession - Use of Public Property	25,505	-	-	-	344,937	-	-
Other accounts payable	-	-	-	53	-	-	-
Provision for contingencies	360,068	344,273	215	318	591	-	-
Equity	5,739,789	3,665,835	264,740	206,480	47,385	637,223	4,085
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440	3,061
Equity valuation adjustments	1,440,745	8,657	-	-	-	-	-
Legal reserve	212,108	135,294	5,306	16,258	779	-	-
Profit retention reserve	145,364	883,575	62,685	43,851	11,103	-	1,024
Unrealized revenue reserve	-	-	-	10,428	-	-	-
Additional proposed dividends	435,578	13,468	1,994	-	-	-	-
Accumulated Profit (losses)	-	-	-	-	-	(70,217)	-

STATEMENT OF INCOME
12.31.2011	GET	DIS	TEL	COM	ELE	UEG	CEO
Income from sale of goods and/or services	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927
Cost of goods and/or services sold	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(550)
Equity in Income of Subsidiaries	(3,487)	-	-	-	(15,578)	-	-
Net Income before financial results and taxes	684,484	451,983	43,366	43,375	(15,578)	(24,303)	377
Financial Income	101,643	256,721	2,923	6,136	(15,578)	17,297	995
Operating Profit (losses)	786,127	708,704	46,289	49,511	(15,578)	(7,006)	1,372
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(15,578)	-	(348)
Deferred income tax and social contribution	77,349	124,835	1,883	1,214	(15,578)	-	-
Net Income for the year	598,920	535,886	35,700	32,431	(46,734)	(7,006)	1,024

16.3    Jointly-controlled entities

Percentage of share capital	Copel (Holding)	Copel Geração e Transmissão
Jointly controlled	%	%
Dominó Holdings S.A.	45.00	-
Cutia Empreendimentos Eólicos SPE S.A.	49.90	-
Costa Oeste Transmissora de Energia S.A.	-	51.00
Marumbi Transmissora de Energia S.A.	-	80.00
Transmissora Sul Brasileira de Energia S.A.	-	20.00
Caiuá Transmissora de Energia S.A.	-	49.00
Integração Maranhense Transmissora de Energia S.A.	-	49.00
Matrinchã Transmissora de Energia (TP NORTE) S.A.	-	49.00
Guaraciaba Transmissora de Energia (TP SUL) S.A.	-	49.00
Paranaíba Transmissora de Energia S.A.	-	24.50

Shared controls result from agreements between shareholders regardless of the ownership interest percentage.

a)     Paranaíba Transmissora de Energia S.A.

A Specific Purpose Entity (SPE) in which Copel Geração e Transmissão holds 24.5% of the voting capital, established on December 21,2012 to implement and operate the electric power business, through concession of a basic transmission network of the National Interconnected System (SIN), whose objective is the construction, operation and maintenance of transmission facilities defined in the invitation to bid of ANEEL Auction 07/2012 held on December 19, 2012 which is mainly a 500 kV transmission line with an approximate length of 244 km, originating in the Barriers II substation and terminating in the Rio Mares substation; a  500 kV transmission line with an approximate length of 373 km, originating in the Rio das Éguas substation and terminating in the Luziânia substation; a 500 kV transmission line with an approximate length of 350km, originating in the Luziânia substation and terminating in the Pirapora 2 substation and reactive compensation of equipment and their respective connections, line entries and bus tie switchboards, located in the states of Bahia, Minas Gerais and Goiás. The concession period is 30 years counted from the date of signing the contract and at the sole discretion of the granting authority; it may be renewed for an equal period at the maximum.

16.3.1     Main groups of assets, liabilities and results of jontly-controlled

Balance as of December 31, 2012	Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Balance adjusted (1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49,9%)
Assets	888,298	399,734	6,154	3,138	3,166	2,533	85,076	17,015	10,738	5,358
Current assets	33,137	14,912	612	312	2,192	1,754	21,776	4,355	19	9
Noncurrent assets	855,161	384,822	5,542	2,826	974	779	63,300	12,660	10,719	5,349
.
Liabilities	888,298	399,734	6,154	3,138	3,166	2,533	85,076	17,015	10,738	5,358
Current liabilities	44,588	20,065	3,924	2,001	365	292	37,186	7,437	47	23
Noncurrent liabilities	-	-	174	88	33	26	39,875	7,975	2,950	1,472
Equity	843,710	379,669	2,056	1,049	2,768	2,215	8,015	1,603	7,741	3,863
.
Statement of Income
Construction revenues	-	-	5,518	2,814	960	768	63,263	12,652	-	-
Construction cost	-	-	(5,492)	(2,801)	(948)	(758)	(62,642)	(12,528)	-	-
Operational expenses	(3,001)	(1,350)	(630)	(322)	(336)	(269)	(964)	(193)	(930)	(464)
Financial income (expense)	(3,547)	(1,597)	66	34	16	13	352	71	33	17
Equity in income of subsidiaries	118,473	53,313	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	(202)	(103)	(35)	(28)	(3)	(1)	-	-
PROFIT (LOSS) FOR THE YEAR	111,925	50,366	(740)	(378)	(343)	(274)	6	1	(897)	(447)
(1) Balances adjusted to accounting practices

Balance as of December 31, 2012	Caiuá		I. Maranhense		Matrinchã		Guaraciaba
	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)	Original Balance	Share (49%)
Assets	18,923	9,272	20,379	9,986	21,289	10,431	14,980	7,340
Current assets	1,682	824	2,431	1,191	13,556	6,642	11,367	5,570
Noncurrent assets	17,241	8,448	17,948	8,795	7,733	3,789	3,613	1,770
.
Liabilities	18,923	9,272	20,379	9,986	21,289	10,431	14,980	7,340
Current liabilities	3,076	1,508	726	356	615	302	770	377
Noncurrent liabilities	8,740	4,282	8,773	4,299	-	-	-	-
Equity	7,107	3,482	10,880	5,331	20,674	10,129	14,210	6,963
.
Statement of Income
Construction revenues	17,163	8,410	17,942	8,792	7,733	3,789	3,552	1,740
Construction cost	(16,868)	(8,265)	(17,498)	(8,574)	(7,554)	(3,702)	(3,484)	(1,707)
Operational expenses	(773)	(379)	(658)	(322)	(170)	(83)	(535)	(262)
Financial income	120	59	134	65	164	80	176	87
Equity in income of subsidiaries	-	-	-	-	-	-	-	-
Income tax and social contribution	(36)	(18)	(40)	(20)	-	-	-	-
PROFIT (LOSS) FOR THE YEAR	(394)	(193)	(120)	(59)	173	84	(291)	(142)

Balance as of December 31, 2011	Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Balance adjusted (1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49,9%)
Assets	802,228	361,002	437	223	10	8	10	2	9,883	4,931
Current assets	36,591	16,466	375	192	10	8	10	2	25	12
Noncurrent assets	765,637	344,536	62	31	-	-	-	-	9,858	4,919
.
Liabilities	802,228	361,002	437	223	10	8	10	2	9,883	4,931
Current liabilities	33,436	15,046	37	19	-	-	-	-	311	155
Noncurrent liabilities	7	3	-	-	-	-	-	-	934	466
Equity	768,785	345,953	400	204	10	8	10	2	8,638	4,310
.
Statement of Income
Operacional expense	(3,372)	(1,518)	-	-	-	-	-	-	(579)	(289)
Financial income (expense)	(3,543)	(1,594)	-	-	-	-	-	-	-	-
Equity in income of subsidiaries	88,247	39,711	-	-	-	-	-	-	-	-
PROFIT (LOSS) FOR THE YEAR	81,332	36,599	-	-	-	-	-	-	(579)	(289)
(1) Balances adjusted to accounting practices

16.4    Associates

12.31.2012	Main activity	Assets (1)	Liabilities (1)	Equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná - Sanepar (16.4.1)	Sanitation	2,727,370	1,622,289	1,105,081	955,528	153,430	34.75
Sercomtel S.A. Telecomunicações (16.4.2)	Telecommunications	184,592	161,115	23,477	126,480	(65,403)	45.00
Foz do Chopim Energética Ltda.	Electric Pow er	46,085	1,712	44,373	37,491	26,373	35.77
Dona Francisca Energética S.A.	Electric Pow er	312,111	52,657	259,454	93,965	35,385	23.03
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.	Electric Pow er	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.- em liquidação	Services	382	7	375	-	32	48.00
Carbocampel S.A.	Coal exploration	3,565	681	2,884	-	(73)	49.00
Escoelectric Ltda.	Services	1,885	3,087	(1,202)	-	(201)	40.00
(1) Balances adjusted to accounting practices

12.31.2011	Main activity	Assets (1)	Liabilities (1)	Equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná - Sanepar (16.4.1)	Sanitation	2,502,822	1,515,756	987,066	784,078	114,286	34.75
Sercomtel S.A. Telecomunicações (16.4.2)	Telecommunications	275,620	119,307	156,313	138,597	(4,723)	45.00
Foz do Chopim Energética Ltda.	Electric Pow er	51,148	2,498	48,650	35,124	29,122	35.77
Dona Francisca Energética S.A.	Electric Pow er	309,625	79,226	230,399	84,613	34,532	23.03
Sercomtel Celular S.A.	Telecommunications	18,903	36,073	-	27,065	2,429	45.00
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda.	Electric Pow er	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.- em liquidação	Services	348	4	344	-	19	48.00
Carbocampel S.A.	Coal exploration	3,553	1,111	2,442	-	(53)	49.00
Escoelectric Ltda.	Services	2,747	5,516	(2,769)	-	(122)	40.00
(1) Balances adjusted to accounting practices

16.4.1     Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at December 31, 2012 reported a balance of R$ 1,621. Copel’s proportional investment (45%), in this balance corresponded to R$ 729 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount recognized to profit/loss ending December 31, 2012 was R$ 730 (R$ 730 in 2011).

16.4.2     Sercomtel S.A. Telecomunicações

The completion of work on the recovery tests of our assets, which occurred in 2012, adopting, where applicable, the same assumptions mentioned in footnote Fixed Assets (Note 17.6) indicated with an adequate level of security that assets linked to related Sercomtel S.A. Telecomunicações presented above the recoverable amount of R$ 41,438 (R$ 12,580 in 2011), resulting in a loss recognized in the income for 2012 of R$ 28,858 (R$ 42 in 2011), recorded as equity accounting.

16.4.3     Sercomtel Celular S.A.

The impairment testing of the Company’s assets showed that the book value of the assets belonging to the associate, Sercomtel Celular S.A., was higher than their recoverable value by R$ 6,195, causing a write-off of the investment in this associate, in which Copel has an ownership interest of 45%. The company was merged into Sercomtel S.A. – Telecomunicações in October 21, 2012.

16.5    Other investments

16.5.1     Other investments classified as available for sale

	Quantity of quota	Average price in December 2012 (R$ per thousand shares)	Market Value Thousand R$
.			12.31.2012
Finam	18,891,053	0.07	1,323
Finor	1,114,618	0.28	312
			1,635

Company	Quantity of shares	Type	Quotation - 12.28.2012 stock exchange R$ per share	Market value R$ thousand
Tractebel Energia S.A.	180,888	ON	33.35	6,033
Eletrosul - Centrais Elétricas S.A.	14,195	ON	41.35	587
Telefônica Brasil S.A.	7,859	ON	42.36	333
Telefônica Brasil S.A.	675	PN	47.57	32
TIM Participações S.A.	11,804	ON	8.20	97
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	44.42	73
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	1.09	8
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	0.89	1
Embratel Participações S.A.	2,476,773	ON	0.0120	30
Embratel Participações S.A.	301,949	PN	0.0125	4
Telebras - Telecomunicações Brasileiras S.A.	377	ON	12.69	5
Telebras - Telecomunicações Brasileiras S.A.	30	PN	8.00	-
Empresa Brasileira de Aeronáutica S.A.	14	ON	14.45	-
				7,203

16.5.2     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries. The funds provided, which amount to R$ 45,673, were classified as an advance for future investment. In case the approvals are not obtained, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.  The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

16.6    Consolidated statement of income segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form.

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2012
NET OPERATING INCOME	2,242,665	5,892,171	172,445	359,090	211,724	86,442	39,019	-	(471,339)	8,532,217
Electricity sales to final customers	137,990	2,490,638	-	-	-	-	-	-	(3,119)	2,625,509
Electricity sales to distributors	1,559,997	155,463	-	-	210,576	-	54	-	(302,583)	1,623,507
Charges for the use of the main transmission grid	444,653	2,500,075	-	-	-	-	468	-	(114,095)	2,831,101
Construction revenues	59,977	665,601	-	24,185	-	-	38,497	-	-	788,260
Revenues from telecommunications	-	-	166,713	-	-	-	-	-	(41,148)	125,565
Distribution of piped gas	-	-	-	325,012	-	-	-	-	-	325,012
Leases and rentals	1,136	66,661	5,689	-	-	86,442	-	-	(5,749)	154,179
Other operating revenues	38,912	13,733	43	9,893	1,148	-	-	-	(4,645)	59,084
OPERATING COSTS AND EXPENSES	(1,374,149)	(5,968,827)	(139,403)	(332,128)	(59,006)	(61,350)	(42,097)	(37,162)	471,384	(7,542,738)
Energy purchased for resale	(164,607)	(2,939,447)	-	-	(6,199)	-	-	-	302,518	(2,807,735)
Charges from use of grid system	(210,118)	(648,501)	-	-	(9,588)	(14,277)	-	-	110,123	(772,361)
Personnel and management	(317,712)	(824,102)	(70,253)	(19,891)	(2,252)	(1,289)	(948)	(10,152)	-	(1,246,599)
Private pension and health plans	(44,315)	(126,187)	(8,591)	(3,039)	-	-	-	(746)	-	(182,878)
Materials	(17,934)	(48,296)	(1,800)	(1,413)	(162)	(147)	(31)	(33)	-	(69,816)
Raw material and supplies - energy production	(22,641)	-	-	-	-	(2,870)	-	-	-	(25,511)
Natural gas and supplies - gas operations	-	-	-	(247,770)	-	-	-	-	-	(247,770)
Third parties services	(93,560)	(320,135)	(17,280)	(14,206)	(8,269)	(9,038)	(1,204)	(3,863)	57,496	(410,059)
Depreciation and amortization	(254,324)	(192,344)	(28,019)	(13,769)	(27,383)	(33,175)	(819)	(755)	-	(550,588)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	-	-	-	(14,196)	-	(218,796)
Construction cost	(43,791)	(665,601)	-	(24,185)	-	-	(38,335)	-	-	(771,912)
Compensation for use of w ater resources	(89,493)	-	-	-	(5,057)	-	-	-	-	(94,550)
Other costs and operational expenses	(35,442)	(85,228)	(9,144)	(6,769)	(96)	(554)	(760)	(7,417)	1,247	(144,163)
EQUITY IN EARNINGS OF SUBSIDIARIES	16,041	-	-	-	-	-	53,313	732,313	(790,627)	11,040
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	884,557	(76,656)	33,042	26,962	152,718	25,092	50,235	695,151	(790,582)	1,000,519
Financial income (expense)	48,624	5,644	3,444	4,769	(102,425)	12,178	(1,061)	1,051	(45)	(27,821)
OPERATIONAL PROFIT	933,181	(71,012)	36,486	31,731	50,293	37,270	49,174	696,202	(790,627)	972,698
Income tax and social contribution	(263,071)	(124,691)	(13,653)	(13,155)	(30,244)	(8,902)	(129)	(4,467)	-	(458,312)
Deferred income tax and social income	30,414	152,283	5,174	2,178	13,247	-	(115)	8,953	-	212,134
NET INCOME (LOSS) FOR THE YEAR	700,524	(43,420)	28,007	20,754	33,296	28,368	48,930	700,688	(790,627)	726,520

STATEMENT OF INCOME	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated
12.31.2011
NET OPERATING INCOME	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927	-	(428,774)	7,776,165
Electricity sales to final customers	102,934	2,233,335	-	-	-	-	-	-	(5,441)	2,330,828
Electricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927	-	(286,132)	1,439,831
Charges for the use of the main transmission grid	346,255	2,505,499	-	-	-	-	-	-	(89,386)	2,762,368
Construction revenues	118,816	606,620	-	16,290	-	-	-	-	-	741,726
Revenues from telecommunications	-	-	157,803	-	-	-	-	-	(40,677)	117,126
Distribution of piped gas	-	-	-	273,933	-	-	-	-	-	273,933
Leases and rentals	1,207	56,058	-	-	-	32,804	-	-	(1,160)	88,909
Other operating revenues	32,535	(3,237)	-	1,153	35	(3,064)	-	-	(5,978)	21,444
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)	(21,575)	428,774	(6,472,671)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-	-	286,132	(2,152,545)
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-	-	89,386	(632,518)
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)	(8,039)	-	(982,653)
Private pension and health plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-	(496)	-	(150,845)
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)	(81)	-	(85,610)
Raw material and supplies - energy production	(23,047)	-	-	-	-	(1,984)	-	-	-	(25,031)
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-	-	-	(186,931)
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)	(4,996)	52,095	(391,433)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)	(754)	-	(553,165)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	-	-	-	(731,443)
Compensation for use of w ater resources	(118,691)	-	-	-	(6,651)	-	-	-	-	(125,342)
Other costs and operational expenses	(23,439)	(108,576)	(5,695)	(2,737)	(15,578)	(922)	(315)	(9,399)	1,161	(165,500)
EQUITY IN EARNINGS OF SUBSIDIARIES	(3,487)	-	-	-	-	-	39,711	1,249,114	(1,229,684)	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	684,484	451,983	43,366	43,375	124,107	(24,303)	38,281	1,227,539	(1,229,684)	1,359,148
Financial income (expense)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)	(55,734)	-	224,768
OPERATIONAL PROFIT	786,127	708,704	46,289	49,511	20,488	(7,006)	37,682	1,171,805	(1,229,684)	1,583,916
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)	(4,955)	-	(611,601)
Deferred income tax and social income	77,349	124,835	1,883	1,214	8,418	-	-	(9,160)	-	204,539
NET INCOME (LOSS) FOR THE YEAR	598,920	535,886	35,700	32,431	15,583	(7,006)	37,334	1,157,690	(1,229,684)	1,176,854

17      Property, Plant and Equipment

17.1    Changes in fixed assets by type of account

Consolidated	Balance as of January 1, 2012	Additions	Depreciation	Write off	Transference	Balance as of December 31, 2012
Land	270,096	40,795	-	-	-	310,891
Buildings, civil w orks and improvements	507,226	7,975	(29,690)	(517)	1	484,995
Machinery and equipment	2,483,494	178,939	(154,237)	(1,950)	34,798	2,541,044
Vehicles	10,626	7,294	(3,829)	(42)	15,786	29,835
Furniture and tools	2,774	5,999	(472)	(8)	(107)	8,186
Reservoirs, dams and aqueducts	3,082,435	86,529	(144,920)	-	-	3,024,044
Others	852,472	671,503	-	(1,356)	(49,765)	1,472,854
	7,209,123	999,034	(333,148)	(3,873)	713	7,871,849

Consolidated	Balance as of January 1, 2011	Additions	Depreciation	Write off	Transference	Balance as of December 31, 2011
Land	216,640	53,458	-	-	(2)	270,096
Buildings, civil w orks and improvements	531,839	10,712	(28,887)	-	(6,438)	507,226
Machinery and equipment	2,436,816	212,472	(165,305)	(22,467)	21,978	2,483,494
Vehicles	6,095	7,707	(3,176)	-	-	10,626
Furniture and tools	2,807	1,231	(597)	(86)	(581)	2,774
Reservoirs, dams and aqueducts	3,186,075	47,976	(137,617)	-	(13,999)	3,082,435
Others	283,673	569,346	-	(538)	(9)	852,472
	6,663,945	902,902	(335,582)	(23,091)	949	7,209,123

17.2    Fixed Asset by company

Consolidated	Cost	Accumulated depreciation	Net book Value	Cost	Accumulated depreciation	Net book Value
			12.31.2012			12.31.2011
In service
Copel Geração e Transmissão	11,491,186	(7,101,472)	4,389,714	11,463,046	(6,848,147)	4,614,899
Copel Telecomunicações	498,571	(294,255)	204,316	451,466	(276,901)	174,565
Elejor	591,738	(122,685)	469,053	590,092	(103,598)	486,494
UEG Araucária	666,750	(229,920)	436,830	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	-	-	-	4,129	(3,047)	1,082
Dominó Holdings	4	-	4	-	-	-
Cutia	10	(6)	4	10	(4)	6
Costa Oeste	11	(1)	10	-	-	-
Marumbi	8	-	8	-	-	-
Transmissora Sul Brasileira	4	-	4	-	-	-
Guaraciaba	30	-	30	-	-	-
	13,248,312	(7,748,339)	5,499,973	13,173,621	(7,428,481)	5,745,140
In progress
Copel Geração e Transmissão	2,245,507	-	2,245,507	1,354,363	-	1,354,363
Copel Telecomunicações	114,825	-	114,825	99,222	-	99,222
Elejor	11,386	-	11,386	9,916	-	9,916
UEG Araucária	137	-	137	482	-	482
Costa Oeste	-	-	-	-	-	-
Marumbi	-	-	-	-	-	-
Caiuá	34	-	34	-	-	-
Integração Maranhense	2	-	2	-	-	-
	2,371,891	-	2,371,891	1,463,983	-	1,463,983
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	-	-	-
	(15)	-	(15)	-	-	-
	15,620,188	(7,748,339)	7,871,849	14,637,604	(7,428,481)	7,209,123

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution n° 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2,003/96.

17.3    Changes in Property, Plant and Equipment

	Fixed asset		Consolidated
	In service	In progress
Balance as of January 1, 2011	6,015,235	648,710	6,663,945
Effect of the first consolidation of Cutia	6	-	6
Investment program paid	-	821,919	821,919
Investment program to pay	-	64,913	64,913
Provision for contingences	-	16,064	16,064
Fixed assets for projects	86,606	(86,606)	-
Transfers of accounts receivable related to the concession	1,004	-	1,004
Transfer for intangible assets in service	(55)	-	(55)
Depreciation quotas to profit and loss	(336,033)	-	(336,033)
Depreciation quotas - Pasep/Cofins credits	451	-	451
Write off	(22,074)	(1,017)	(23,091)
Balance as of December 31, 2011	5,745,140	1,463,983	7,209,123
Investment program paid	-	875,604	875,604
Investment program to pay	-	119,590	119,590
Financial participation of consumers	-	(15)	(15)
Provision for contingences	-	3,855	3,855
Fixed assets for projects	88,619	(88,619)	-
Transfers of accounts receivable related to the concession	713	-	713
Depreciation quotas to profit and loss	(331,333)	-	(331,333)
Depreciation quotas - Pasep/Cofins credits	(1,815)	-	(1,815)
Write off	(1,351)	(2,522)	(3,873)
Balance as of December 31, 2012	5,499,973	2,371,876	7,871,849

17.4    Asset by type of account – in service and in progress

Consolidated	Cost	Accumulated depreciation	Net book Value	Cost	Accumulated depreciation	Net book Value
			12.31.2012			12.31.2011
In service
Reservoirs, dams and aqueducts	7,108,618	(4,341,971)	2,766,647	7,108,617	(4,196,870)	2,911,747
Machinery and equipment	4,509,360	(2,406,781)	2,102,579	4,457,236	(2,261,433)	2,195,803
Buildings	1,379,133	(963,086)	416,047	1,375,685	(933,593)	442,092
Land	183,023	-	183,023	182,562	-	182,562
Vehicles	57,474	(28,580)	28,894	38,721	(28,738)	9,983
Furniture and tools	10,704	(7,921)	2,783	10,800	(7,847)	2,953
	13,248,312	(7,748,339)	5,499,973	13,173,621	(7,428,481)	5,745,140
In progress	2,371,891	-	2,371,891	1,463,983	-	1,463,983
Special liabilities	(15)	-	(15)	-	-	-
	15,620,188	(7,748,339)	7,871,849	14,637,604	(7,428,481)	7,209,123

Effects of Law 12,783/2012 on the property, plant and equipment of Copel Geração

On September 12, 2012, Provisional Measure 579 (MP 579) was published, which governs the extension of the concessions for generation, transmission and distribution of electric power, obtained by Law 9,074 of 1995. Decree 7805 which regulates MP 579 was published on September 17, 2012. In accordance with MP 579/12, the companies which have contracts for concessions for generation, transmission and distribution of power, maturing between 2015 and 2017, have the option of extending the concession terms, at the discretion of the granting authority, once for a period of up to 30 years, provided that they accept early maturity of their existing contracts for December 2012. This extension is subject to the acceptance of certain conditions established by the granting authority, such as: i) fixed income according to criteria established by ANEEL, ii) submission to service quality standards set by ANEEL and, iii) agreement with established amounts as compensation for the assets linked to the concession.

The Company has not expressed interest in extending the concessions for generation falling due until 2017 and therefore, the occurrence of MP 579 and subsequent regulations published for these power stations, will not affect the cash flow forecast until the end of the current concessions.

This applies to the forecasts for revenue and also for the expectation of compensation at the end of the concession. Decree 7,850/12 confirms the assumption currently adopted in the tests, as it restores the condition of compensation to the new replacement value (VNR) at the discretion of the granting authority, of the residual balance of the assets recorded in each concession.

The Company's management understands it has an assured contractual right with respect to compensation of the assets linked to the end of the public service concessions, admitting, for calculation of recovery the new replacement value (VNR) methodology, as defined by Law 12,783/12.

17.5    Depreciation Rates

	Depreciation rates (%)
	12.31.2012	12.31.2011
Generation
General equipment	6.22	9.73
Generators	2.83	3.09
Reservoirs, dams and headrace channel	1.99	2.00
Hidraulic turbines	2.45	2.47
Gas and steam turbines	2.26	5.00
Water cooling and treatment facilities	4.40	4.40
Gas conditioning equipament	4.40	4.40
Central administration
Buildings	3.33	4.00
Office machinery and equipment	6.26	10.00
Furniture and tools	6.25	10.00
Vehicles	14.29	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

On January 1, 2012, depreciation rates were changed due to the review of useful lives made by the Regulatory Agency (ANEEL), according to Regulatory Resolution 474 of February 7, 2012. The effect on the statement of income was R$ 458.

The average rate for machinery and equipment is 2.94%.

Depreciation of the assets which are part of the original project of Mauá and Colíder Hydroelectric Power Plants

The Company has assets from Mauá and Colíder Hydroelectric Power Plants for which the Granting Authority is not expected to provide full guarantee that it will indemnify the Company by the end of the concession period for the residual value of the assets which are part of the original project. This interpretation is grounded in law 8,987/95 and Decree 2,003/96.

Accordingly, from the date these assets start operations they are depreciated at the rates set by ANEEL (Brazilian Electricity Regulatory Agency), limited to the concession period.

As established on concession agreements, subsequent investments not forecast in the original project, provided that they are approved by the Granting Authority and have not yet been amortized, will be indemnified by the end of concessions. Therefore, these assets will be depreciated at the rates set by ANEEL.

17.6    Impairment of Assets

The Company has a policy of periodically evaluate and monitor the projected future performance of its assets. Accordingly, and in light of Technical Ruling IAS 36 – Impairment of Assets, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of Copel’s impairment tests are listed below:

•         lowest level of cash generating unit: held concessions are analyzed individually;

•         recoverable value: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•         assessment of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed by the market, supported by the regulatory and approved by the Company’s senior management.

Management believes it has a contractually guaranteed right to compensation for the assets related to concessions upon their expiration, and it accepts, for purposes of calculation of reimbursement and until further regulation is issued on this matter, that such compensation be valued according to the fair value of replacement of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

Even though there was no evidence that the company’s operational assets suffered a loss in their recoverable value, the company performed an impairment test.

Based on the assumptions above, the Company has not identified a need to set aside an impairment provision.

17.7    Consórcio Energético Cruzeiro do Sul - Mauá Hydroelectric Power Plant (HPP)

Consórcio Energético Cruzeiro do Sul is owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 363 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 352 MW and a secondary powerhouse rated 11 MW, for a total of 363 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 156.35 /MWh as of December 31, 2012). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008.

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

On June 28, 2012, the gates of the river’s deviation structures were closed and the reservoir started to be filled. Generating units 1, 2 and 3 of the venture entered into commercial operation on last semester, and Generating Units 4 and 5 are expected to enter into operation in January 2013.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake. As of December 31, 2012, Copel Geração e Transmissão’s balance related to this project was R$ 868,748.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Hydroelectric Power Plant amounted to R$ 19,227 as of December 31, 2012 (R$ 31,011 as of December 31, 2011).

17.8    Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 119.73/MWh as of December 31, 2012). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011.

In December 2012 the dam’s left bank was still being excavated and the right bank was still being land filled. The spillway was being concreted and the flood gates’ fixed parts was being assembled. The powerhouse was being concreted and the suction tubes and the traveler were being assembled. The substation was land filled. The excavations for the fish ladder were also under way.

The expenditures in this venture are recorded in fixed assets in progress account group. On December 31, 2012, the balance in fixed assets in progress on the project totaled R$ 1,063,149.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 434,848 as of December 31, 2012.

17.9    Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II Small Hydropower Plant, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 170.14/MWh as of December 31, 2012). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW average.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on April 18, 2011.

The expenses incurred on this venture are recorded under property, plant and equipment. As of December 31, 2012 the balance in property, plant and equipment in progress for the venture amounted to R$ 100,684.

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso Small Hydropower Plant amounted to R$ 7,749 as of December 31, 2012.

17.10    Consórcio Tapajós

COPEL has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim river will be studied.

The expenditures on this project are recorded under Fixed Assets under Construction in proportion to the share. At December 31, 2012, the balance of Copel Geração e Transmissão with respect to the venture totaled R$ 5,302.

18      Intangible Assets

	Concession and autorization rights		Concession contracts		Right to use software		Other	Consolidated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (2)
								12.31.2012
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	12,905	(36) 15,158		(3,511)	43	24,559
Copel Distribuição (18.1)	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-Special Liabilities (18.6)	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagas (18.2)	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor (18.3)	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Costa Oeste	-	-	-	-	-	-	2	2
Marumbi	-	-	-	-	-	-	3	3
Transmissora Sul Brasileira	-	-	-	-	4	-	-	4
Concession Right - Elejor (18.3)	22,626	(5,092)	-	-	-	-	-	17,534
Concession Right - Cutia (18.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,411	(12,881)	5,975	899,767
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,411	(12,881)	6,014	899,806
In progress
Copel Geração e Transmissão (18.5)	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição (18.1)	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-Special Liabilities (18.6)	-		(83,748)		-		-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagas	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
Cutia	-	-	-	-	-	-	5,345	5,345
Caiuá	-	-	-	-	-	-	3	3
Integração Maranhense	-	-	-	-	-	-	1	1
	-	-	882,551	-	2,458	-	9,695	894,704
								1,794,510
(1) Amortization over the concession period (2) Annual amortization rate: 20%

	Concession and autorization rights		Concession contracts		Right to use software		Other	Consolidated
	cost	accumulated amortization (1)	cost	accumulated amortization (1)	cost	accumulated amortization (2)
								12.31.2011
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	-	-	3,140	(2,281)	43	902
Copel Distribuição (18.1)	-	-	3,783,331	(2,895,710)	-	-	-	887,621
Copel Distribuição-Special Liabilities (18.6)	-	-	(367,099)	166,655	-	-	-	(200,444)
Copel Telecomunicações	-	-	-	-	5,936	(4,256)	-	1,680
Compagas (18.2)	-	-	199,932	(74,320)	4,053	(2,526)	-	127,139
Elejor (18.3)	-	-	263,920	(52,279)	-	-	-	211,641
UEG Araucária	-	-	-	-	230	(106)	-	124
Concession Right - Elejor (18.3)	22,626	(4,337)	-	-	-	-	-	18,289
Concession Right - Cutia (18.4)	5,809	-	-	-	-	-	-	5,809
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	43	1,052,761
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagas	-	-	-	-	-	-	20	20
	-	-	-	-	-	-	38	38
	28,435	(4,337)	3,880,084	(2,855,654)	13,359	(9,169)	81	1,052,799
In progress
Copel Geração e Transmissão (18.5)	-	-	26,120	-	10,430	-	1,686	38,236
Copel Distribuição (18.1)	-	-	599,794	-	-	-	-	599,794
Copel Distribuição-Special Liabilities (18.6)	-	-	(40,457)	-	-	-	-	(40,457)
Copel Telecomunicações	-	-	-	-	15,100	-	5	15,105
Compagas	-	-	48,677	-	-	-	-	48,677
Elejor	-	-	-	-	-	-	2,790	2,790
Cutia	-	-	-	-	-	-	4,913	4,913
	-	-	634,134	-	25,530	-	9,394	669,058
								1,721,857
(1) Amortization over the concession period (2) Annual amortization rate: 20%

Changes in intangible assets by class of assets

	Concession contracts	Concession rights	Softwares	Others	Consolidated
Balance as of January 1, 2011	1,699,506	19,044	27,489	2,915	1,748,954
Additions	718,583	5,809	4,756	4,913	734,061
Transfer to accounts receivable related to the concession	(520,110)	-	-	-	(520,110)
Amortization of quotas - concession and autorization	(226,913)	(755)	(637)	-	(228,305)
Write off	(12,502)	-	-	(101)	(12,603)
Others	-	-	(140)	-	(140)
Balance as of December 31, 2011	1,658,564	24,098	31,468	7,727	1,721,857
Additions	386,420	-	7,309	7,982	401,711
Transfer to accounts receivable related to the concession	(83,413)	-	-	-	(83,413)
Amortization of quotas - concession and autorization	(224,279)	(755)	(3,724)	-	(228,758)
Write off	(8,257)	-	(65)	-	(8,322)
Others	(8,565)	-	-	-	(8,565)
Balance as of December 31, 2012	1,720,470	23,343	34,988	15,709	1,794,510

Changes in intangible assets

	Concession contracts				Concession and autorization rights	Other		Consolidated
	In service	In progress	Special Liabilities			In service	In progress
			In service	progress
Balance as of January 1, 2011	1,353,133	639,950	(229,031)	(64,546)	19,044	2,322	28,082	1,748,954
Effect of the first consolidation of Cutia	-	-	-	-	-	-	4,913	4,913
Investment program	-	808,687	-	-	5,809	-	5,224	819,720
Customers' financial participation	-	-	-	(94,396)	-	-	-	(94,396)
Aneel concession - use of public assets	-	5,457	-	-	-	-	-	5,457
Present value adjustments - grant by Aneel	-	(1,586)	-	-	-	-	-	(1,586)
Transfers to accounts receivable related to the concession	-	(613,284)	-	93,173	-	-	-	(520,111)
Transfers to intangible assets in service	156,681	(156,681)	(25,312)	25,312	-	3,295	(3,295)	-
Amortization of quotas - concession and autorization	(265,315)	-	50,800	-	(755)	(1,132)	-	(216,402)
Amortization of quotas - Pasep/Cofins credits	(14,928)	-	3,099	-	-	(169)	-	(11,998)
Transfers of investments - assets for future use	13	-	-	-	-	-	-	13
Transfers of assets in service	-	-	-	-	-	55	-	55
Write off	(4,710)	(7,952)	-	-	-	(100)	-	(12,762)
Balance as of December 31, 2011	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	34,924	1,721,857
Investment program	-	840,119	-	-	-	-	12,127	852,246
Customers' financial participation	-	-	-	(107,980)	-	-	-	(107,980)
Aneel concession - use of public assets	-	1,886	-	-	-	-	-	1,886
Transfers to accounts receivable related to the concession - remeasurement Resolution No. 474/2012	(136,658)	-	53,245	-	-	-	-	(83,413)
Transfers to tax liabilities	(8,073)	(301)	-	-	-	-	-	(8,374)
Transfers to accounts receivable related to the concession (Note 9.1)	-	(405,521)	-	57,916	-	-	-	(347,605)
Transfers to intangible assets in service	140,889	(140,889)	(6,773)	6,773	-	35,779	(34,830)	949
Amortization of quotas - concession and autorization	(256,731)	-	42,709	-	(755)	(3,748)	-	(218,525)
Amortization of quotas - Pasep/Cofins credits	(12,544)	-	2,287	-	-	24	-	(10,233)
Adjustments to financial assets classified as available for sale	-	-	-	-	-	2,215	-	2,215
Write off	(4,671)	(3,586)	-	-	-	3	(68)	(8,322)
Disposal	(191)	-	-	-	-	-	-	(191)
Balance as of December 31, 2012	946,895	966,299	(108,976)	(83,748)	23,343	38,544	12,153	1,794,510

18.1    Concession - Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of amortization during to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 9).

Due to the change of life established by the Regulatory Agency (ANEEL), by Ruling no. 474/2012 of February 7, 2012, there was reduction of Intangible Assets of R$ 75,856, which was transferred to the accounts receivable related to concession.

18.2    Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.y., limited to the concession period, for gas pipelines built until December 31, 2008 and 10% p.y. for other assets.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

18.3    Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments (Note 26.c).

Concession Rights

The acquisition of the Elejor shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 17,535 as of December 31, 2012, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of December 31, 2012 was R$ 754 (R$ 754 in 2011).

18.4    Cutia

The acquisition resulted in concession rights amounting to R$ 5,809, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 1, 2015 for commitments resolutions by ANEEL. The concession period of wind farms is 30 years from the date of publication of authorizing resolutions in the Official Gazette, which occurred on January 05, 2012.

18.5    Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On December 31, 2012, the Group had R$ 12,869 (R$ 12,341 as of December 31, 2011) recorded in connection with the Mauá Hydroelectric Power Plant Concession Contract and R$ 15,101 (R$ 13,779 as of December 31, 2011) recorded in connection with the Colíder Hydroelectric Power Plant.

18.6    Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

Special obligations are not onerous liabilities and are not the shareholder’s credits.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, as amended by Resolution no. 338/2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average rate of distribution activity.

According to the regulations of ANEEL, special obligations should be recorded in the statement of financial position as a reducer of the total intangible and financial assets.  The balance of special obligations reported in intangible assets will be amortized over the concession period.

18.7    Recoverable value of intangible asset (finite useful life)

Although there is no indication of recovery loss, the Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management’s evaluation of the energy industry’s future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

•         Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•         The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 17.6.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

18.8    Energy Universalization and the Luz para Todos Program

ANEEL set forth the overall conditions for the Universalization of Electric Energy Supply under Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, aiming to supply new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW. ANEEL Resolution no. 223, dated April 29, 2003, set forth the general conditions for Electric Energy Universalization Plans, and was later amended by Resolution no. 52, dated March 25, 2009. To guide the process of review of Universalization Plans, ANEEL issued Resolution no. 175, dated November 28, 2005, and amended by Resolution no. 365, dated May 19, 2009.

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos (“Light for Everyone”), which aims to provide electricity to the share of Brazil’s rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy (MME) and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. The program has been extended until December 31, 2011, under Decree no. 7,324, dated October 5, 2010, and reissued by the Decree no. 7,520, dated July 8, 2011, with its duration set to the year of 2014. For this new edition of the Program, the Ministry of Mines and Energy has set a goal of 4000 connections for the years 2012 and 2013, whose term of commitment and financing agreement will be signed in 2013.

In 2012, 590 connections were made, and the works for attending isolated communities through special cables and photovoltaic systems that will benefit over 500 families in 2013 were also started. With this, Copel has surpassed the mark of 76,500 connections since the beginning of the program.

Copel signed with Eletrobras four financing and subsidy agreements, in the amount of R$ 278,152. The first two have already been fully executed. Only two contracts are still under way: ECFS no. 206/07, under which the Company received R$ 88,501, of which R$ 75,858 came from RGR funds and R$ 12,643 from CDE funds, out of the estimated total of R$ 109,642; and ECFS no. 273/09, under which the Company received R$ 19,183, of which R$ 16,443 came from RGR funds and R$ 2,740 from CDE funds, out of the estimated total of R$ 63,930.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Participation
Federal Government - CDE grant	62,882	19%
State Government of Paraná	33,002	10%
Financing RGR	168,129	51%
Executive agent - Copel	66,007	20%
Total of the program	330,020	100%

As of December 31, 2012, the total amount invested in the Luz para Todos program was R$ 361,711.

19      Payroll, Social Charges and Accruals

		Consolidated
	12.31.2012	12.31.2011
Social security liabilities
Taxes and social contribution	61,409	39,493
Social security charges on paid vacation and 13th salary	34,166	23,900
	95,575	63,393
Labor liabilities
Payroll, net	3,039	152
Vacation	96,761	76,142
Profit sharing for the period	29,940	48,068
Voluntary redundancy	158,781	36,338
Consignments to third parties	54	2
	288,575	160,702
	384,150	224,095

20      Suppliers

		Consolidated
	12.31.2012	12.31.2011
Energy supplies	517,982	316,262
Materials and supplies	476,191	257,166
Charges for use of grid system	82,195	79,795
Natural gas for resale	43,681	40,698
Natural gas and supplies for the gas business - renegotiation Petrobras	117,306	161,994
	1,237,355	855,915
Current	1,136,359	747,453
Noncurrent	100,996	108,462

20.1    Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	933.72	12.07.2004	57.51
1st Auction - Product 2006	2006 to 2013	452.34	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.55	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.02	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.13	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	157.17	12.14.2006	104.74
11th Auction Adjust. P-12M	Jan to Dec 2012	26.89	09.30.2011	73.63
		1,694.82
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.56	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	15.65	07.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	74.77	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	15.48	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,038.65

21      Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
			12.31.2012	12.31.2011	12.31.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,737	574	3,311	4,484	56,029	53,943
Eletrobrás	6	-	6	6	5	12
	2,743	574	3,317	4,490	56,034	53,955
Local currency
Banco do Brasil (21.2)	115,317	53,307	168,624	39,879	1,373,235	1,464,325
Eletrobrás (21.3)	52,807	1,397	54,204	45,454	178,841	216,031
Finep (21.4)	1,951	63	2,014	1,962	27,511	3,904
BNDES (21.5)	15,514	2,642	18,156	12,336	196,699	159,901
Banco do Brasil Transfer BNDES (21.6)	12,316	2,659	14,975	12,318	157,268	159,869
BNDES - Compagas	-	-	-	48	-	-
	197,905	60,068	257,973	111,997	1,933,554	2,004,030
	200,648	60,642	261,290	116,487	1,989,588	2,057,985

Parent company	Current liabilities				Noncurrent liabilities
			12.31.2012	12.31.2011	12.31.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (21.1)	2,737	574	3,311	4,484	56,029	53,943
Local currency
Banco do Brasil (21.2)	-	24,795	24,795	39,668	915,692	911,829
	2,737	25,369	28,106	44,152	971,721	965,772

21.1    Department of the National Treasury - STN

Type of bonus	Number of installment	Final maturity	Amortization	Anual rate a.a. (interest + commission)	Principal	Consolidated
						12.31.2012	12.31.2011
Debt Conversion Bond	17	04.12.2012	Semi Annual	Libor Semi Annual+0.8750%+0.20%	14,012	-	1,412
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	4,180	6,392
Par Bond	1	04.11.2024	Single installment	6.0% + 0.20%	17,315	22,548	29,935
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	32,612	20,688
						59,340	58,427
					Current	3,311	4,484
					Noncurrent	56,029	53,943
Issue Date: 05.20.1998
Collateral:

Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 25,425 e R$ 17,820, as of December 31, 2012 (R$ 22,076 and R$ 15,477 as of December 31, 2011), respectively (Note 6).

Note:
The restructuring of medium and long-term debt in connection w ith the financing received under Law nº 4,131/62.

21.2    Banco do Brasil S.A.

Contracts	Issue Date	Number of installment	Final maturity	Anual rate a.a. (interest + commission)	Principal	Consolidated
						12.31.2012	12.31.2011
Law 8.727/93 (a)	03.30.1994	240	03.01.2014	TJLP e IGP-M + 5.098%	28,178	298	487
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	430,932	396,295
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	170,142	155,925
Credit Note 330600129 (d)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,911	30,454
Credit Note 330600132 (e)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	236,729	240,170
Credit Note 330600151 (f)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,565	18,902
Credit Note 330600156 (g)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,705	14,919
Credit Note 330600157 (h)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	38,143	38,697
Credit Note 330600609 (i)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	602,434	608,355
						1,541,859	1,504,204
					Current	168,624	39,879
				Noncurrent		1,373,235	1,464,325
Company:
Copel Distribuição: (a) (b) (c)
Parent Company: (d) (e) (f) (g) (h) (i)
Anual installment
Along w ith the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b)
The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 21.07.2016: (i)
Destination:
Private Credit Assignment Agreement w ith the Federal Government: (a)
Working capital: (b) (c)
Only purpose of paying the debts: (d) (e) (f) (g) (h) (i)
Collateral:
Copel’s accounts receivable: (a)
Pledge until 360 days: (b) (c)

21.3    Eletrobrás - Centrais Elétricas Brasileiras S.A.

Contracts	Issue Date	Number of installment	Final maturity	Anual rate a.a. (interest + commission)	Principal	Consolidated
						12.31.2012	12.31.2011
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	119,038	146,412
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	16	19
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	441	506
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	166	190
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	205	230
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	87	98
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	53	59
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	4,059	5,049
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	21,333	24,562
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	69,351	65,744
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	16,525	16,443
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,771	2,173
						233,045	261,485
					Current	54,204	45,454
					Noncurrent	178,841	216,031
Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)
Destination:
Financial cover up to 29.14% of the total project of HPP Governador José Richa Implementation and transmission system: (a)
National Program for Watering - Proni: (b) (c) (d) (e) (f) (g)
Rural Electricity Program - Luz para Todos: (h) (i) (j) (k)
National Program for Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa: (l)
Collateral:
The guarantee is represented by the income, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.
Note:
Final Grace Period: 12.30.2012 (k)

21.4    Finep - Financiadora de Estudos e Projetos

Contracts	Issue Date	Number of installment	Final maturity	Anual rate a.a. (interest + commission)	Principal	Consolidated
						12.31.2012	12.31.2011
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	2,295	3,440
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	1,618	2,426
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	15,526	-
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	10,086	-
						29,525	5,866
					Current	2,014	1,962
					Noncurrent	27,511	3,904
Company:
Copel Geração e Transmissão: (a) (b)
Copel Telecomunicações: (c)
Destination:
Research and Development Project GER 2007: (a)
Research and Development Project TRA 2007: (b)
Projeto BEL - ultra w ide band intranet service (Ultra Wide Band - UWB): (c)
Collateral:
Withhold the amounts from the checking account in w hich revenues are deposited : (a) (b) (c)
Notes:
(c) In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six installments and divided into subcredit “A” in the amount of R$ 35,095 and subcredit “B” in the amount of R$ 17,103.
In contrast, the financed commits to participate in the costs of preparation w ith the minimum value of R$ 8,324. During the year 2 installments w ere released, namely: subcredit "A" in the amount of R$ 15,645, e subcredit "B" in the amount of R$ 10,162.
The maturity of the 1st installment is February 15,2014.

21.5    BNDES

Contracts	Issue Date	Number of installment	Maturity		Anual rate a.a. (interest + commission)	Principal	Consolidated
			initial	final
							12.31.2012	12.31.2011
820989.1 (a)	03.17.2009	179	03.15.2013	01.15.2028	1.63% above TJLP	169,500	172,137	172,237
1120952.1-A (b)	12.16.2011	168	05.15.2012	04.15.2026	1.82% above TJLP	42,433	39,568	-
1120952.1-B (c)	12.16.2011	168	05.15.2012	04.15.2026	1.42% above TJLP	2,290	3,150	-
							214,855	172,237
						Current	18,156	12,336
						Noncurrent	196,699	159,901
Company:
Copel Geração e Transmissão: (a) (b) (c)
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount.
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system: (a)
Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b)
Purchase of machinery and equipment: (c)
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project (a) Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

21.6    Banco do Brasil - Distribution of Funds from BNDES

Contracts	Issue Date	Number of installment	Maturity		Anual rate a.a. (interest + commission)	Principal	Consolidated
			initial	final
							12.31.2012	12.31.2011
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP	169,500	172,243	172,187
							172,243	172,187
						Current	14,975	12,318
						Noncurrent	157,268	159,869
Company:
Copel Geração e Transmissão
Financial charges:
It w ill be paid quarterly during the grace period and monthly after the first payment of the principal amount
Destination:
Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul
Collateral:
All the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Pow er Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection w ith this project

21.7    Breakdown of loans and financing by currency and index

Index and change in foreign currencies accumulated in the period (%)			Consolidated Composition of loans
	12.31.2012	12.31.2011	12.31.2012%		12.31.2011%
Foreign currency
U.S. Dolar	8.94	12.56	59,351	2.64	58,445	2.69
			59,351	2.64	58,445	2.69
Local currency
TJLP	5.75	6.00	387,111	17.20	350,302	16.11
IGP-M	7.81	5.10	284	0.01	475	0.02
Ufir	-	-	114,006	5.06	115,074	5.29
Finel	1.52	1.01	119,040	5.29	146,411	6.73
UMBND	-	-	-	-	48	0.00
CDI	(36.52)	2.17	1,541,561	68.49	1,503,717	69.16
TR	0.29	1.21	13,998	0.62	-	-
Without indexer	-	-	15,527	0.69	-	-
			2,191,527	97.36	2,116,027	97.31
			2,250,878	100.00	2,174,472	100.00
		Current	261,290		116,487
		Noncurrent	1,989,588		2,057,985

21.8    Maturity of noncurrent instalments

	Foreign currency	Local currency	Consolidated
			12.31.2012	12.31.2011
2013	-	-	-	204,084
2014	1,374	728,741	730,115	729,022
2015	-	588,300	588,300	549,593
2016	-	258,572	258,572	243,894
2017	-	46,098	46,098	34,201
2018	-	44,180	44,180	33,292
2019	-	41,435	41,435	30,544
2020	-	37,760	37,760	27,949
2021	-	28,584	28,584	22,849
2022	-	28,580	28,580	22,844
2023	-	26,936	26,936	21,200
After 2023	54,660	104,368	159,028	138,513
	56,034	1,933,554	1,989,588	2,057,985

21.9    Changes in loans and financing

Consolidated	Foreign currency			Local currency
	current	noncurrent	current	noncurrent	Total
Balance as of January 1, 2011	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	816,431	816,431
Charges	2,537	-	107,000	50,195	159,732
Monetary and exchange variations	617	5,912	95	1,501	8,125
Transfers	3,369	(3,369)	93,667	(93,667)	-
Amortization - principal	(7,953)	-	(40,693)	-	(48,646)
Amortization - interest and variation	(8,596)	-	(116,651)	-	(125,247)
Balance as of December 31, 2011	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	81,723	81,723
Charges	2,738	-	133,106	48,507	184,351
Monetary and exchange variations	163	4,712	174	1,460	6,509
Transfers	2,633	(2,633)	202,166	(202,166)	-
Amortization - principal	(2,302)	-	(35,566)	-	(37,868)
Amortization - interest and variation	(4,405)	-	(153,904)	-	(158,309)
Balance as of December 31, 2012	3,317	56,034	257,973	1,933,554	2,250,878

21.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contract loan which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At December 31, 2012 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

22      Debentures

22.1    Debentures - Copel Distribuição

Debentures 1st issue	Issue Date	Number of installment	Final Maturity		Anual rate p.y. (interest)	Principal	Consolidated
			1st installment	2nd installment
							12.31.2012	12.31.2011
Single series	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0,99% p.y.	1,000,000	1,010,677	-
							1,010,677	-
						Current	12,719	-
						Noncurrent	997,958	-
Characteristics:
On October 22, 2012 the first issue of simple, unconvertible, unsecured debentures, in a single batch by Copel Distribuição S/A. w as approved for public offering under restricted placement efforts, pursuant to CVM Instruction number 476, in the minimum amount of R$1,000,000.
100,000 notes w ere issued w ith a unit value of R$10.
The debentures' unit values w ill not be adjusted for inflation.
Finance charges:
Bear interest at the rate of 100% of the daily average rates of interbank extragroup deposits as a percentage, plus a spread or surcharge of 0.99% p.y., paid half-yearly in April and October.
Allocation:
Funds raised on October 30, 2012 w ill be allocated as w orking capital or used to make investments in the issuer.
Collaterals:
Personal guarantee
Guarantor:
Companhia Paranense de Energia - Copel
Trustee:
C&D Distribuidora de Títulos e Valores Imobiliários S.A.

22.2    Change in debentures

		Local currency
Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2011	621,157	-	621,157
Funding	48,094	-	48,094
Charges	(600,000)	-	(600,000)
Amortization - interest and variation	(69,251)	-	(69,251)
Balance as of December 31, 2011	-	-	-
Funding	-	1,000,000	1,000,000
Charges	14,858	(2,042)	12,816
Amortization - interest and variation	(2,139)	-	(2,139)
Balance as of December 31, 2012	12,719	997,958	1,010,677

22.3    Contracts with clauses for anticipated maturity

The Company issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, whose value, separately or jointly, exceeds 25% for Copel Holding and 30% for Copel Distribution, if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may imply early maturity of the debentures.

At December 31, 2012 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1    Benefit Pension Plan

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 695/12, which approved and made Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2    Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3    Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

			Consolidated
		12.31.2012	12.31.2011
Pension plan (23.1)		989	14,410
Healthcare plan (23.2)		527,253	454,465
		528,242	468,875
	Current	25,819	36,037
	Noncurrent	502,423	432,838

The amounts recognized in the statement of income are shown below:

		Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Pension plan (CD)	-	-	54,741	50,664
Pension plan (CD) - management	689	455	751	455
Healthcare plan - post employment	-	-	94,610	71,620
Healthcare plan	57	41	45,928	35,471
Healthcare plan - management	-	-	57	41
	746	496	196,087	158,251
(-) Transfers to contruction in progress	-	-	(13,209)	(7,406)
	746	496	182,878	150,845

Changes in the post-employment benefits

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2011	24,255	384,208	408,463
Appropriation of actuarial calculation	-	71,620	71,620
Pension and healthcare contributions	86,631	-	86,631
Transfers	22,990	(22,990)	-
Amortizations	(97,839)	-	(97,839)
Balance as of December 31, 2011	36,037	432,838	468,875
Appropriation of actuarial calculation	-	94,610	94,610
Pension and healthcare contributions	101,477	-	101,477
Transfers	25,025	(25,025)	-
Amortizations	(136,720)	-	(136,720)
Balance as of December 31, 2012	25,819	502,423	528,242

23.4    Actuarial valuation pursuant to IFRS 19 and IFRIC 14

23.4.1     Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2012 and 2011 are shown below:

Consolidated
		2012		2011
	Actual	Nominal	Actual	Nominal
Economic
Inflation p.y.	-	5.35%	-	5.20%
Discount rate expected return on plan assets rate
Pension plan	3.30%	8.83%	5.39%	10.87%
Healthcare plan	3.84%	9.40%	5.39%	10.87%
Compensation increase p.y.	2.00%	7.46%	2.00%	7.30%
Demographic
Mortality table		AT - 2000		AT - 2000
Disabled mortality table		AT - 83		AT - 83
Disability table		Light M		Light M

23.4.2     Number of participants and beneficiaries

Consolidated
		Pension plan		Healthcare plan
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Number of active participants	9,637	10,049	9,297	9,180
Number of inactive participants	6,734	6,514	5,417	5,247
Number of dependent	-	-	23,949	24,006
Total	16,371	16,563	38,663	38,433

23.4.3     Life expectancy from the average age – Annuity Table AT-2000

Consolidated
	Plan BD	Plan CD
Balance as of December 31, 2012
Retired Participants	18.00	25.30
Pensioner Participants	21.30	33.80
Balance as of December 31, 2011
Retired Participants	21.50	26.19
Pensioner Participants	23.06	31.46

The average age of inactive participants of the healthcare and pension plans of the Company is 64.0 years.

23.4.4     Actuarial valuation

Benefit plan	Pension plan	Healthcare plan	Consolidated
			12.31.2012	12.31.2011
Defined benefit obligation	4,563,586	848,756	5,412,342	4,371,673
Fair value of plan's assets	(5,141,874)	(148,696)	(5,290,570)	(4,104,933)
Plan coverage status	(578,288)	700,060	121,772	266,740
Actuarial gains/losses	-	(172,807)	(172,807)	11,432
Not recognized asset	578,288	-	578,288	176,293
Total liabilities	-	527,253	527,253	454,465

By the end of this year, actuarial gains or losses arisen from changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities. As from January 1, 2013, pursuant to the changes introduced by Accounting Pronouncements Committee CPC 33 (R1), Employee Benefits, which refers to International Accounting Standard IAS 19  Employee Benefits (IASB - BV 2012), approved  by Brazilian Securities and Exchange Commission CVM Resolution 695, actuarial gains and losses should be recognized in other comprehensive income retrospectively (see note 3.27).

The actuarial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method. The net assets of the benefit plan are valued according to market values.

As of December 31, 2012, the balance of accumulated amounts in the defined contribution plan was R$ 2,207,148 (R$ 1,853,973 as of December 31, 2011).

23.4.5     Changes in actuarial liabilities

Consolidated
	Pension plan	Healthcare plan
Present value of liability actuarial net as of January 1, 2011	3,454,626	548,924
Service cost	22,616	6,507
Interest cost	383,499	62,314
Benefits paid	(243,185)	(100,235)
Actuarial (profits) / losses	190,294	46,313
Present value of liability actuarial net as of December 31, 2011	3,807,850	563,823
Service cost	330	2,341
Interest cost	342,636	83,074
Benefits paid	(264,676)	(13,278)
Benefits granted	244	-
Actuarial (profits) / losses	677,202	212,796
Present value of liability actuarial net as of December 31, 2012	4,563,586	848,756

23.4.6     Changes in actuarial assets

Consolidated
	Pension plan	Healthcare plan
Fair value of plan assets as of January 1, 2011	3,939,606	128,560
Expected return of plan assets	441,922	13,556
Contributions sponsor and employees	24,121	-
Benefits paid	(243,185)	(100,235)
Actuarial losses	(178,321)	78,909
Fair value of plan assets as of December 31, 2011	3,984,143	120,790
Expected return of plan assets	421,581	13,867
Contributions sponsor and employees	27,027	-
Benefits paid	(264,676)	(13,277)
Benefits granted	244	-
Actuarial gains (losses)	973,555	27,316
Fair value of plan assets as of December 31, 2012	5,141,874	148,696

23.4.7     Estimated costs

The estimated net periodic plan costs (gains) for 2013, pursuant to CVM ruling no. 695/12, for each plan, are shown below:

Consolidated
	Pension plan	Healthcare plan	Total
			2013
Cost of current service	1,115	11,851	12,966
Cost of estimated interest	359,413	70,594	430,007
Expected return on plan assets	(438,761)	(13,122)	(451,883)
Estimated contributions of employees	(2,078)	-	(2,078)
Costs (gains)	(80,311)	69,323	(10,988)

23.4.8     Sensitivity Analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

	Projected scenario
	Present	Increase 1%	Decrease 1%
.
Sensitivity of the rate of long-term interest
Impacts on the obligations of the pension	3.30%	-7.09%	11.95%
Impacts in thousands of reais - R$		(323,601)	545,214
Impacts on the obligations of health program	3.84%	-12.52%	17.95%
Impacts in thousands of reais - R$		(79,547)	114,034

Sensitivity of the to grow rate of medical costs
Impacts on the obligations of health program	1.00%	10.99%	-9.63%
Impact on cost of service the follow ing year (R$)		82,561	(72,341)

Sensitivity of the service cost
Impacts on the obligations of the pension	1.00%	-0.18%	2.12%
Impacts in thousands of reais - R$		(8,397)	96,615
Impacts on the obligations of health program	1.00%	-1.22%	1.00%
Impacts in thousands of reais - R$		(7,736)	6,348

23.4.9     Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following five fiscal years are shown below:

Consolidated
	Pension plan	Healthcare plan	Total
2013	317,020	30,326	347,346
2014	330,738	30,327	361,065
2015	345,306	30,327	375,633
2016	357,866	30,329	388,195
2017	367,908	30,331	398,239
2018 to 2045	8,517,552	580,395	9,097,947

23.4.10  Asset allocation and investment strategy

The asset allocation for the Company’s pension and healthcare plans at the end of 2012 and the allocation goal for 2013, by asset category, are shown below:

Consolidated
	Goals for 2013	2012
Fixed income	85.8%	87.4%
Variable income	10.3%	9.4%
Loans	1.5%	1.5%
Real Estate	1.7%	1.6%
Structured investments	0.7%	0.1%
	100.0%	100.0%

Below are the limits set by the Fund management:

Consolidated		Plan I and II (BD)		Plan III (CD)
	goal (%)(*)	Minimum (%)	goal (%)	Minimum (%)
Fixed income	93.0%	87.0%	67.2%	56.0%
Variable income	1.0%	0.0%	23.8%	10.0%
Loans	1.0%	0.0%	3.5%	2.0%
Real Estate	2.5%	1.0%	1.0%	0.0%
Structured investments	2.5%	0.0%	4.5%	0.0%
(*) Goal based on the total investment for each plan. Administration of Copel foundation decided to keep the conservatism related to variable income, in view of the legal limit allow ed that is 70%.

On December 31, 2012 and 2011, the pension plan assets included the following securities issued by Copel:

Consolidated
	Defined benefit pension plan
	12.31.2012	12.31.2011
Shares	1,909	2,334
	1,909	2,334

23.4.11  Plan assets and expected rate of return

The main categories of plan assets and the expected rate of return for each at the end of the period are shown below:

Consolidated
		Expected return	Fair value of plain assets
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Fixed income	11.0%	11.5%	5,723,032	5,290,117
Variable income	15.0%	23.0%	619,123	482,156
Loans	13.4%	11.8%	96,338	95,084
Real Estate	11.9%	11.8%	109,389	103,219
Structured investments	-10.1%	0.0%	3,355	2,077
Others	0.0%	11.5%	-	-
Expected w eighted average return (*)	11.4%	12.4%	752,618	679,185
(*) The expected w eighted average return percentage is obtained by dividing the amount of the expected return by the previous year's investment position. The amount of the expected w eighted average return is obtained by multiplying the figures for each segment in the previous year by expected return percentage for the current year. The expected negative return on the segment of structured investments results from the "J Curve ", w hich is a characteristic of the initial stage of this kind of investment.

The overall expected rate of return corresponds to the weighted average of the expected rates for the different categories of plan assets. The evaluation of expected rate of return conducted by Company management is based on historical trends and market analysts' projections for each asset during the term of the respective liability.

The current return on plan assets is R$ 851,450 (R$ 655,302 in 2011).

The history of experience adjustments is shown below:

		Pension Plan - BD			Healthcare Plan
	12.31.2012	12.31.2011	12.31.2010	12.31.2012	12.31.2011	12.31.2010
Present value of the defined benefits liability	(4,563,586)	(3,807,850)	(3,454,626)	(848,756)	(563,823)	(548,924)
Fair value of plan assets	5,141,874	3,984,143	3,939,606	148,696	120,790	128,560
Deficit / Surplus	578,288	176,293	484,980	(700,060)	(443,033)	(420,364)
Actuarial gains (losses)	677,202	190,294	(440,273)	212,796	46,312	(64,991)
Adjustment biometric	-	(108,012)	-	-	(1,336)	-
Adjustment in interest rate	779,152	(229,386)	-	129,174	(33,944)	-
Experience adjustments in plan liabilities	(101,950)	(147,104)	(440,273)	83,520	11,032	(64,991)
Experience adjustments in plan assets	973,555	(178,321)	238,759	27,316	78,909	50,553

In 2013, the Company expects to contribute R$ 69,325 to the pension plan, which includes both defined benefit plans (plans I and II) and the defined contribution plan (plan III), and R$ 75,020 to the healthcare plan.

23.4.12  Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2012 and 2011 were R$ 59,742, and R$ 51,178, respectively.

24      Regulatory Charges

		Consolidated
	12.31.2012	12.31.2011
Energy Development Account (CDE)	23,719	20,718
Fuel Consumption Account (CCC)	17,198	30,154
Global Reversal Reserve (RGR)	15,581	19,639
	56,498	70,511

25      Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 300/08, 316/08 and 504/12.

25.1    Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	12.31.2012	12.31.2011
Research and Development - R&D
FNDCT	-	3,424	-	3,424	3,018
MME	-	1,712	-	1,712	1,510
R&D	18,700	-	123,684	142,384	120,936
	18,700	5,136	123,684	147,520	125,464
Energy efficiency program - EEP	52,634	-	64,006	116,640	126,100
	71,334	5,136	187,690	264,160	251,564
			Current	159,599	156,915
			Noncurrent	104,561	94,649

25.2    Changes in balances for R&D and EEP

	FNDCT	MME	R&D			EEP
	current	current	current	noncurrent	current	noncurrent	Consolidated
Balance as of January 1, 2011	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	17,593	8,796	1,443	16,182	-	24,034	68,048
Selic interest rate	-	-	220	10,371	-	8,075	18,666
Transfers	-	-	9,254	(9,254)	45,491	(45,491)	-
Payments	(17,262)	(8,630)	-	-	-	-	(25,892)
Concluded projects	-	-	(16,340)	-	(39,641)	-	(55,981)
Balance as of December 31, 2011	3,017	1,510	34,910	86,027	117,478	8,622	251,564
Additions	19,296	9,648	842	18,454	-	26,079	74,319
Performance agreement	-	-	-	-	-	145	145
Selic interest rate	-	-	114	9,000	-	5,631	14,745
Transfers	-	-	11,420	(11,420)	37,977	(37,977)	-
Payments	(18,889)	(9,446)	-	-	-	-	(28,335)
Concluded projects	-	-	(6,963)	-	(41,315)	-	(48,278)
Balance as of December 31, 2012	3,424	1,712	40,323	102,061	114,140	2,500	264,160

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession.

Consolidated
	Grants	Signature	Final	Current liabilities		Noncurrent liabilities
				12.31.2012	12.31.2011	12.31.2012	12.31.2011
Copel Geração e Transmissão
HPP Mauá (a)	06.29.2007	07.03.2007	07.2042	884	615	12,083	11,726
HPP Colider b)	12.29.2010	01.17.2011	01.2046	-	-	15,101	13,779
Elejor
Fundão – Santa Clara Hydroelectric Energy Complex (c)	10.23.2001	10.25.2001	10.2036	47,593	44,041	371,896	344,937
				48,477	44,656	399,080	370,442
Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return:
(a) 5.65% p.y.
(b) 7.74% p.y.
(c) 11.00% p.y.

Payment to the federal government:
(a) monthly installments equivalent to 1/12 of the proposed annual payment of R$643 (51% of R$1,262), according to clause six of Concession Agreement number 001/07.
(b) monthly installments equivalent to 1/12 of the proposed annual payment of R$1,256, as from the date the hydroelectric pow er plant starts operations, according to clause six of Concession Agreement number 001/11.
(c) monthly installments equivalent to 1/12 of the proposed annual payment of R$19,000, from the sixth to the thirty-fifth year of concession or w hile the hydroelectric resources are being explored, according to the bid approval document and clause six of Concession Agreement number 125/01.
Annual adjustment of installments for inflation:
(a) (b) Variation IPCA
(c) Variation IGP-M

		Consolidated
	Nominal value	Present value
2013	48,483	48,477
2014	48,928	41,736
2015	50,252	38,739
2016	50,252	34,968
After 2016	1,015,528	283,637
	1,213,443	447,557

26.1    Change in Accounts Payable related to concession - Use of Public Property

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2011	40,984	340,099	381,083
Aneel concession - use of public assets	-	3,871	3,871
Transfers from non-current to current liabilities	41,597	(41,597)	-
Payments	(41,239)	-	(41,239)
Monetary variation	3,314	68,069	71,383
Balance as of December 31, 2011	44,656	370,442	415,098
Aneel concession - use of public assets	-	1,886	1,886
Transfers from non-current to current liabilities	44,680	(44,680)	-
Payments	(44,411)	-	(44,411)
Monetary variation	3,552	71,432	74,984
Balance as of December 31, 2012	48,477	399,080	447,557

27      Other Accounts Payable

			Consolidated
		12.31.2012	12.31.2011
Public lighting fee collected		17,852	14,875
Customers		15,661	17,412
Pledges in guarantee		12,131	7,688
Financial compensation for use of w ater resources		11,786	19,332
Reimbursements to customer contributions		7,650	7,837
Consortium partners		2,063	7,031
Other liabilities		29,899	12,554
		97,042	86,729
	Current	97,042	86,676
	Noncurrent	-	53

28      Provision for Contingencies

28.1    Lawsuits with Likelihood of Losses deemed as probable

The Company and the subsidiaries are a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated
	Balance as of January 1, 2012	Additions	(-) reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balance as of December 31, 2012
Tax (28.1.1)
Cofins (a)	234,563	8,568	-	-	-	-	243,131
Others taxes (b)	47,374	20,551	(9,180)	-	-	(7,300)	51,445
	281,937	29,119	(9,180)	-	-	(7,300)	294,576
Labor (28.1.2)	128,505	47,859	(1,893)	-	-	(19,481)	154,990
Employee benefits (28.1.3)	58,089	33,945	(149)	-	-	(13,215)	78,670
Civil (28.1.4)
Suppliers (a)	88,003	2,179	(21,552)	-	-	-	68,630
Civil and administrative law (b)	112,059	92,975	(19,132)	-	-	(9,091)	176,811
Easements (c)	4,839	1,315	(176)	-	-	(14)	5,964
Condemnation and real estate (c)	273,647	38,999	(93)	1,064	3,855	-	317,472
Customers (d)	5,493	4,490	(2,506)	-	-	-	7,477
	484,041	139,958	(43,459)	1,064	3,855	(9,105)	576,354
Environmental claims (28.1.5)	104	89	-	-	-	-	193
Regulatory (28.1.6)	48,147	2,976	(160)	-	-	(38)	50,925
	1,000,823	253,946	(54,841)	1,064	3,855	(49,139)	1,155,708

Consolidated				Additions to
	Balance as of			fixed assets		Balance as of
	January 1, 2011	Additions	(-) reversals	in progress	Discharges	December 31, 2011
Tax (28.1.1)
Cofins (a)	234,563	-	-	-	-	234,563
Others taxes (b)	86,916	32,616	(71,305)	-	(853)	47,374
	321,479	32,616	(71,305)	-	(853)	281,937
Labor (28.1.2)	146,348	14,024	(11,413)	-	(20,454)	128,505
Employee benefits (28.1.3)	53,245	21,289	-	-	(16,445)	58,089
Civil (28.1.4)
Suppliers (a)	86,101	2,138	(236)	-	-	88,003
Civil and administrative law (b)	73,237	50,697	(1,622)	-	(10,253)	112,059
Easements (c)	9,065	1,993	(5,725)	-	(494)	4,839
Condemnation and real estate (c)	132,709	124,874	-	16,064	-	273,647
Customers (d)	5,305	845	(638)	-	(19)	5,493
	306,417	180,547	(8,221)	16,064	(10,766)	484,041
Environmental claims (28.1.5)	42	62	-	-	-	104
Regulatory (28.1.6)	38,847	13,977	(4,677)	-	-	48,147
	866,378	262,515	(95,616)	16,064	(48,518)	1,000,823

Parent company	Balance as of				Balance as of
	January 1, 2012	Additions	Reversals	Discharges	December 31, 2012
Tax (28.1.1)
Cofins (a)	234,563	8,568	-	-	243,131
Others taxes	40,042	1,217	(4,200)	(7,256)	29,803
	274,605	9,785	(4,200)	(7,256)	272,934
Civil	9,929	8,550	(785)	-	17,694
Regulatory	10,821	846	-	-	11,667
	295,355	19,181	(4,985)	(7,256)	302,295

Parent company	Balance as of				Balance as of
	January 1, 2011	Additions	Reversals	Discharges	December 31, 2011
Tax (28.1.1)
Cofins (a)	234,563	-	-	-	234,563
Others taxes	45,718	6,052	(11,211)	(517)	40,042
	280,281	6,052	(11,211)	(517)	274,605
Civil	7,883	2,656	(610)	-	9,929
Regulatory	10,296	525	-	-	10,821
	298,460	9,233	(11,821)	(517)	295,355

28.1.1     Tax claims

a)     Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no. 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 48,814 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in  Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by  the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative  jurisdiction. The Company strategically opted not to appeal the decision so that it could file a motion to stay execution at court, where the discovery phase is more detailed and all necessary types of evidence can be produced.

Since Summons number 09/2010 was judged as valid by the Supreme Court, with respect to the principal sum for the COFINS debt, of R$ 40,678, for the period August 1995 to December 1996, the debt has been recognized as enforceable debt under number 90 6 11 018367-09.

The federal government brought tax collection proceedings for the debt included in notification 09/2010, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 116,466 as of December 31, 2012. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. A special appeal of the National Treasury has been filed with the Higher Chamber of Tax Appeals, which is awaiting analysis with respect to its admissibility.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of COFINS for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 522,988 as of December 31, 2012, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

In November 27, 2012 was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. An appeal for a petition for clarification of this decision was brought by the National Treasury which was rejected unanimously. This lawsuit is still pending the filing of a special appeal by the National Treasury.

b)    Others tax claims

Consolidated
	12.31.2012	12.31.2011
Pension contributions	29,761	31,014
ICMS - rural consumer	12,294	-
Other taxes	9,390	16,360
	51,445	47,374

Social Security Contributions

Most claims filed administratively or judicially, however, involve Copel’s joint liability for the collection of social security contributions levied on services rendered by third-parties.

ICMS – Rural customer

Ordinary annulment action 0004438-79.2012.8.16.0179, aiming at annulling the enforceability of a tax assessment notice, which filed a tax claim against Copel considering the granting of deferral of ICMS applied to the consumption of electric power in the period from January 2007 to December 2009 as illegal.

28.1.2     Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

28.1.3     Employee benefits

These are labor claims by retired Copel employees against the Fundação Copel, which will consequently reflect on the Company as additional contributions are required.

28.1.4     Civil claims

a)     Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue instalment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to December 31, 2012, which amounts to R$ 89,025. Of this amount, R$ 20,395 has been recorded to suppliers.

Copel does not accept that there is an outstanding balance. However, the judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,371 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

b)    Civil and administrative claims

Claims in which Copel is an active or passive party and that involves billing, unlawful procedures, administrative contracts and contractual penalties, and compensation for accidents involving Power grids and vehicles.

Tradener Ltda.

Lawsuits involving Tradener Ltda, where it is reported that it signed a contract for sale of power, with Copel on December 1, 1998 in which the plaintiff undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

In this contract, especially in clause 17, for the services provided it would be entitled to a commission/remuneration to be calculated through a formula described in that clause and which had as essential grounds the difference between the reference price of the power fixed by the Trading Committee, and the price of the sale intermediated by the plaintiff.

Aiming at a declaration of nullity of this contract the following lawsuits were filed:

- Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba)

- Popular Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba)

- Nullifying Declaratory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba)

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction.

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the company  Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 36,234 was considered likely as the charging of monetary restatement in the amount of R$ 16,732 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies  Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A,; Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 18,218 was considered likely as the charging of monetary restatement in the amount of R$ 13,886 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

c)     Easements, condemnation and real estate

Copel’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to expropriation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due and/or when the documentation of the owner is unable to present situations of registration (inventories in progress, properties without records, etc.).

Real estate claims also comprise repossession of Real Estate owned by the concessionary. Judicial action exists when retaking Real Estate invaded by third parties is required, whether in the areas owned by the Company or in areas that have been subject to rights of way.

These claims also comprise the intervention in adverse possession of third parties, when the Company is acting as defendant or even when the claim is about real estate where there are easements, in order to preserve the boundaries and fronting and abutting of the expropriated areas and public rights of way.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

The Company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 281,699, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim.

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 233,717, as of December 31, 2012.

In addition, an unfavourable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certiorari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision.  Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level. In August 2012 the Company filed a motion for clarification of the judgment passed on the appeal.

d)    Customer claims

These claims usually involve compensations for damage to electric appliances, moral damages arising from the rendering of services (such as suspension of supply), and lawsuits filed by industrial customers challenging the constitutionality of the tariff increase which became effective during the Brazilian Government’s “Cruzado Plan” and claiming refunds of the amounts involved. The company recognized a reserve to cover probable losses on those lawsuits, regarding the tariff charged to industrial customers in the period from March to November 1986, this charges on late payments. The amount is considered sufficient to cover probable losses.

28.1.5     Environmental claims

Environmental claims involving Copel and its subsidiaries usually comprise class entity suits whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around electricity plant reservoirs which have been illegally used by individuals. Copel estimates that unfavourable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

28.1.6     Regulatory claims

The Company is disputing, both administratively and judicially; notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 38,313 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

28.2    Main lawsuits with losses deemed as possible

Consolidated
	12.31.2012	12.31.2011
Tax (28.2.1)	1,227,536	1,246,954
Labor	257,382	176,448
Employee benefits	41,390	37,788
Civil (28.2.2)	810,764	542,386
Regulatory	19,200	12,907
	2,356,272	2,016,483

Detailing the main actions:

28.2.1     Tax claims

•         Lawsuit no. 11453.720001/2011-23 and no. 10980720458/2011-15, arose from the result of COFINS, Rescission Claim no. 2000.04.01.100266.9 in the value of R$ 639,454 on December 31, 2012. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss; however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 28.1.1 in this same report;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on December 31, 2012, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution;

•         Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 65,840 on December 31, 2012, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labour transfer.

28.2.2     Civil claims

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 222,706, restated as of December 31, 2012. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. Currently the process is awaiting publication, probably for specification of evidence.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 233,717 on December 31, 2012. Additional information of this process is described in Note no. 28.1.3, in this same report.

•         Lawsuit contesting the franchise agreement with Copel and applying for recognition of the subconcession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region – TRF4, whose ruling was fully favourable to the Company. The author appealed special and extraordinary in processing even in Federal Regional Court of the Fourth Region  - TRF4. The Company’s Management classified it as a risk of possible loss of R$ 142,457 at December 31, 2012. The plaintiff also filed a suit in the Federal Supreme Court under no. 13,592, which was denied continuance by Minister Marco Aurelio in August 2012. The plaintiff filed a special appeal, in process in the Federal Supreme Court.

29      Equity

29.1    Equity attributable to Parent Company

29.1.1     Capital

As of December 31, 2012 (and December 31, 2011), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

							In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,509,795	13.45	129,437	33.90	60,368,071	47.07	80,007,303	29.24
NYSE (2)	111,419	0.08	-	-	40,453,406	31.54	40,564,825	14.82
Latibex (3)	-	-	-	-	84,402	0.07	84,402	0.03
Municipalities	178,393	0.12	9,326	2.44	3,471	-	191,190	0.07
Other shareholders	373,326	0.25	243,030	63.66	37,507	0.04	653,863	0.24
	145,031,080	100.00	381,793	100.00	128,242,502	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) Latin American Exchange in Euros, related to the M adrid Exchange

The market value of Company stock as of December 31, 2012, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,654,835
Class "A" preferred shares	381,793	14,943
Class "B" preferred shares	128,242,502	4,051,814
	273,655,375	7,721,592

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

29.1.2     Profit reserves

		Parent company
	12.31.2012	12.31.2011
Legal reserve	571,221	536,187
Profit retention reserve	3,337,295	2,838,551
Additional proposed dividends	64,474	84,875
	3,972,990	3,459,613

The legal reserve is computed based of 5% of the net income for the fiscal year, before any distributions, limited to 20% of stock capital.

The profit retention reserve is designed to cover the Company’s expenditure program, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

The proposed additional dividend corresponds to the amount proposed by Copel’s senior management to the annual general meeting, exceeding the minimum mandatory dividends fixed in the Company bylaws. The value is kept in a specific reserve in the Company’s equity until definitive deliberation by the annual general meeting, when the value is then recognized as a debt and transferred to current liabilities.

29.1.3     Equity Valuation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

Changes in the equity valuation adjustments

	Parent
	Company	Consolidated
Balance as of January 1, 2011	1,559,516	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão (*)	1,955	2,962
Taxes on gains on financial assets	-	(1,007)
Accounts receivable related to the concession - Copel Distribuição (*)	(4,806)	(7,282)
Taxes on gains on financial assets	-	2,476
Financial Investments Held for Sale - Copel	5,647	5,647
Taxes on gains on financial assets	(1,920)	(1,920)
Realization of equity evaluation adjustments:
Cost assigned - Copel Geração e Transmissão (*)	(101,904)	(154,400)
Taxes on making adjustments	-	52,496
Cost assigned - Dominó Holdings (*)	(1,407)	(2,132)
Taxes on making adjustments	-	725
Balance as of December 31, 2011	1,457,081	1,457,081
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão (*)	263	398
Taxes on gains on financial assets	-	(135)
Financial Investments - Copel Distribuição (*)	1,230	1,863
Taxes on gains on financial assets	-	(633)
Accounts receivable related to the concession - Copel Distribuição (*)	(8,657)	(13,116)
Taxes on gains on financial assets	-	4,459
Financial Investments Held for Sale - Copel	406	406
Taxes on gains on financial assets	(139)	(139)
Other gains:
Other gains - Elejor (*)	1,462	3,164
Taxes on gains on financial assets	-	(1,076)
Realization of equity evaluation adjustments:
Cost assigned - Copel Geração e Transmissão (*)	(101,009)	(153,044)
Taxes on making adjustments	-	52,035
Cost assigned - Dominó Holdings (*)	(635)	(962)
Taxes on making adjustments	-	327
Attributable to non-controlling interest	-	(626)
Balance as of December 31, 2012	1,350,002	1,350,002
(*) Equility in the parent company, net of taxes

29.1.4     Proposed dividends distribution

		Parent company
	12.31.2012	12.31.2011
Calculation of the minimum dividend (25%) - (1)
Net income	700,688	1,157,690
Legal reserves (5%)	(35,034)	(57,885)
Realization of equity valuation adjustment	101,644	103,311
Basis for calculating minimum dividend	767,298	1,203,116
	191,824	300,779
Proposed dividends, net - (2)
Interest on ow n capital	138,072	421,091
IRRF tax interest on equity	(12,256)	(35,437)
	125,816	385,654
Proposed dividends - (3)	130,482	-
Total proposed distribution - (4) (2+3)	256,298	-
Additional proposed dividends (4-1)	64,474	84,875
Gross dividend per share:
Common shares	0.9353	1.4683
Class "A" preferred shares	2.5251	2.5251
Class "B" preferred shares	1.0289	1.6155

Gross amount of dividends per share classes:
Common shares	135,643	212,954
Class "A" preferred shares	964	970
Class "B" preferred shares	131,947	207,167

The basis for calculation of dividends, which until 2009 reflected the adjusted net income for the period pursuant to the Brazilian Corporate Law, beginning in 2010 and forward is increased in the same proportion of the realization of the equity evaluation adjustments account.

In 2012, while recording net income of R$ 700,688, the Company distributed R$ 138,072 as interest on own capital. The total amount of interest on own capital was paid as minimum dividends payable.

29.1.5     Basic and diluted earnings per share

	Parent Company
	12.31.2012	12.31.2011
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class "A" preferred shares	1,600	2,064
Class "B" preferred shares	344,705	569,817
Common shares	354,383	585,809
	700,688	1,157,690
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class "A" preferred shares	383,303	387,134
Class "B" preferred shares	128,240,992	128,237,161
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Class "A" preferred shares	4.1742	5.3315
Class "B" preferred shares	2.6879	4.4435
Common shares	2.4435	4.0392

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

29.2    Change in equity attributable to non-controlling interest

	Compagas	Elejor	UEG Araucária
	49%	30%	20%	Consolidated
Balance as of January 1, 2011	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,813)	-	(30,813)
Proposed dividends	(10,109)	(1,111)	-	(11,220)
Results for the year	15,891	4,675	(1,402)	19,164
Balance as of December 31, 2011	101,175	14,215	127,444	242,834
Proposed dividends	(2,415)	(2,371)	-	(4,786)
Equity Valuation Adjustment	-	626	-	626
Results for the year	10,170	9,989	5,673	25,832
Balance as of December 31, 2012	108,930	22,459	133,117	264,506

30      Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						12.31.2012
Electricity sales to final customers (30.1)	4,226,962	(391,587)	(1,170,153)	(39,713)	-	2,625,509
Electricity sales to distributors (30.2)	1,865,708	(178,943)	(195)	(63,063)	-	1,623,507
Charges for the use of the main transmission grid (30.3)	5,178,302	(467,475)	(1,205,203)	(674,523)	-	2,831,101
Construction revenues	788,260	-	-	-	-	788,260
Revenues from telecommunications	163,961	(8,701)	(29,244)	-	(451)	125,565
Distribution of piped gas	413,012	(37,969)	(50,031)	-	-	325,012
Other operating revenues (30.4)	240,863	(26,140)	-	-	(1,460)	213,263
	12,877,068	(1,110,815)	(2,454,826)	(777,299)	(1,911)	8,532,217

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN )	revenues
						12.31.2011
Electricity sales to final customers (30.1)	3,673,054	(340,261)	(972,849)	(29,116)	-	2,330,828
Electricity sales to distributors (30.2)	1,659,996	(158,771)	(399)	(60,995)	-	1,439,831
Charges for the use of the main transmission grid (30.3)	5,201,169	(472,181)	(1,278,736)	(687,884)	-	2,762,368
Construction revenues	741,726	-	-	-	-	741,726
Revenues from telecommunications	152,117	(9,144)	(25,285)	-	(562)	117,126
Distribution of piped gas	349,801	(31,934)	(43,926)	-	(8)	273,933
Other operating revenues (30.4)	133,473	(12,858)	(1)	(9,213)	(1,048)	110,353
	11,911,336	(1,025,149)	(2,321,196)	(787,208)	(1,618)	7,776,165

30.1    Electric power sales to final customers by category

Electric power supply
Consolidated		Gross income		Net income
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Residential	1,302,177	1,223,657	782,292	771,674
Industrial	1,493,166	1,224,103	926,562	757,293
Commercial, services and other activities	950,689	807,489	573,831	498,948
Rural	177,083	158,644	148,869	134,124
Public agencies	114,038	104,218	79,149	73,870
Public lighting	92,450	77,049	56,242	47,062
Public services	97,359	77,894	58,564	47,857
	4,226,962	3,673,054	2,625,509	2,330,828

30.2    Power sales to distributors

Consolidated		Gross income
	12.31.2012	12.31.2011
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	1,335,263	1,280,176
Bilateral contracts	295,049	237,279
Electric Energy Trading Chamber - CCEE	235,396	142,541
	1,865,708	1,659,996

30.3    Use of the power grid by customer category

Availability of grid
Consolidated		Gross income		Net income
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Residential	1,657,936	1,606,837	830,282	785,887
Industrial	1,222,544	1,413,901	576,406	670,214
Commercial, services and other activities	1,104,355	1,106,635	564,262	541,595
Rural	230,829	217,114	165,591	154,700
Public agencies	143,238	142,898	83,875	82,594
Public lighting	110,562	110,302	53,448	53,118
Public services	102,408	106,806	50,700	51,809
Free consumers	204,768	197,789	156,469	150,725
Basic Netw ork, BN connections, and connection grid	2,520	2,367	1,925	1,804
Operation and maintenance (O&M) revenues	52,048	44,584	46,693	40,584
Effective interest revenues	347,094	251,936	301,450	229,338
	5,178,302	5,201,169	2,831,101	2,762,368

30.4    Other operating revenues

Consolidated		Gross income
	12.31.2012	12.31.2011
Leases and rents (Note 34.2)	162,989	88,909
Revenues from services	53,085	37,975
Charged service	8,214	5,306
Other revenues	16,575	1,283
	240,863	133,473

30.5    Regulatory Charges

		Consolidated
	12.31.2012	12.31.2011
Fuel Consumptuon Account (CCC)	289,686	348,374
Energy Development Account (CDE)	282,683	249,799
Global Reversal Reserve (RGR)	114,949	107,105
Research and Development and Energy Efficiency Programs - R&D and EEP (Note 25.2)	74,319	68,048
Other charges	15,662	13,882
	777,299	787,208

31      Operating Costs and Expenses

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	Consolidated
					12.31.2012
Electricity purchased for resale (31.1)	(2,807,735)	-	-	-	(2,807,735)
Use of main distribution and transmission grid (31.2)	(772,361)	-	-	-	(772,361)
Personnel and management (31.3)	(944,913)	(8,910)	(292,776)	-	(1,246,599)
Pension and healthcare plans (Note 23)	(141,368)	(996)	(40,514)	-	(182,878)
Materials and supplies	(60,798)	(716)	(8,302)	-	(69,816)
Materials and supplies for pow er	(25,511)	-	-	-	(25,511)
Natural gas and supplies for the gas business	(247,770)	-	-	-	(247,770)
Third-party services (31.4)	(291,048)	(38,614)	(80,397)	-	(410,059)
Depreciation and amortization	(508,887)	(42)	(40,176)	(1,483)	(550,588)
Accruals and provisions (31.5)	-	(22,826)	-	(195,970)	(218,796)
Construction cost (31.6)	(771,912)	-	-	-	(771,912)
Other costs and expenses (31.7)	(6,668)	6,445	(82,663)	(155,827)	(238,713)
	(6,578,971)	(65,659)	(544,828)	(353,280)	(7,542,738)

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Total
	services	expenses	expenses	net	Consolidated
					12.31.2011
Electricity purchased for resale (31.1)	(2,152,545)	-	-	-	(2,152,545)
Use of main distribution and transmission grid (31.2)	(632,518)	-	-	-	(632,518)
Personnel and management (31.3)	(753,022)	(7,747)	(221,884)	-	(982,653)
Pension and healthcare plans (Note 23)	(117,460)	(804)	(32,581)	-	(150,845)
Materials and supplies	(76,213)	(594)	(8,803)	-	(85,610)
Materials and supplies for pow er	(25,031)	-	-	-	(25,031)
Natural gas and supplies for the gas business	(186,931)	-	-	-	(186,931)
Third-party services (31.4)	(267,603)	(32,882)	(90,948)	-	(391,433)
Depreciation and amortization	(519,536)	(41)	(32,104)	(1,484)	(553,165)
Accruals and provisions (31.5)	-	(75,556)	-	(214,099)	(289,655)
Construction cost (31.6)	(731,443)	-	-	-	(731,443)
Other costs and expenses (31.7)	5,287	3,860	(75,132)	(224,857)	(290,842)
	(5,457,015)	(113,764)	(461,452)	(440,440)	(6,472,671)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			12.31.2012
Personnel and management (31.3)	(10,152)	-	(10,152)
Pension and healthcare plans	(746)	-	(746)
Materials and supplies	(33)	-	(33)
Third-party services	(3,863)	-	(3,863)
Depreciation and amortization	-	(755)	(755)
Accruals and provisions (31.5)	-	(14,196)	(14,196)
Other operating expenses	(8,441)	1,024	(7,417)
	(23,235)	(13,927)	(37,162)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			12.31.2011
Personnel and management (31.3)	(8,039)	-	(8,039)
Pension and healthcare plans	(496)	-	(496)
Materials and supplies	(81)	-	(81)
Third-party services	(4,996)	-	(4,996)
Depreciation and amortization	-	(754)	(754)
Accruals and provisions (31.5)	-	2,190	2,190
Other operating expenses	(10,063)	664	(9,399)
	(23,675)	2,100	(21,575)

31.1    Electricity purchased for resale

		Consolidated
	12.31.2012	12.31.2011
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,927,903	1,585,932
Itaipu Binational	503,335	459,649
Electric Energy Trading Chamber - CCEE	312,125	43,947
Program for incentive to alternative energy sources - Proinfa	143,587	102,638
Bilateral contracts	203,115	192,082
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(282,330)	(231,703)
	2,807,735	2,152,545

31.2    Charges for use of transmission grid

		Consolidated
	12.31.2012	12.31.2011
System usage charges – distribution	544,597	412,383
System usage charges – basic netw ork and connection	145,099	221,655
System Service Charges - ESS	75,485	10,988
Charge reserve energy - EER	49,228	16,456
Itaipu transportation charges	45,217	42,109
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(87,265)	(71,073)
	772,361	632,518

31.3    Personnel and Management Expenses

	Parent Company			Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Personnel
Wages and salaries	-	-	808,468	717,796
Social charges on payroll	-	-	271,471	221,216
	-	-	1,079,939	939,012
Provisions for profit sharing (31.3.1)	-	-	29,940	48,068
Meal assistance and education allow ance	-	-	90,498	74,998
Compensation - Voluntary termination Program/retirement (31.3.2)	-	-	168,822	64,442
	-	-	1,369,199	1,126,520
(-) Transfers to construction in progress	-	-	(138,008)	(155,394)
	-	-	1,231,191	971,126
Management
Wages and salaries	7,811	6,665	12,073	9,560
Social charges on payroll	2,272	1,348	3,228	1,875
Other expenses	68	26	107	92
	10,152	8,039	15,408	11,527
	10,152	8,039	1,246,599	982,653

31.3.1     Profit sharing

The Company has carried out an employee profit sharing program, which is paid according to Federal Law – 10,101/2000, the State Decree 1978/2007 and State Law 16560/2010. The shared amount has been accrued as follows:

		Consolidated
	12.31.2012	12.31.2011
Copel Geração e Transmissão	5,594	9,109
Copel Distribuição	21,389	35,162
Copel Telecomunicações	1,464	2,729
Compagas	1,493	1,068
	29,940	48,068

31.3.2     Provision for compensation for voluntary redundancy and retirement

Copel established the program for succession and voluntary redundancy (PSDV) on March 29, 2011 as well as the program for training potential leaders (MBA) as a way of establishing procedures to ensure the retention of the company’s knowledge in a planned and structured way, to encourage the preparation of its staff for exercising leadership.

However, given the changes that have occurred in the the Brazilian scenario, especially with MP 579/2012, and its developments, which have  greatly affected the Company’s finances, Management demanded, among other measures, the extinction of the program for succession and voluntary redundancy (PSDV), from January 01, 2013. This decision by Management was communicated in advance to the employees, permitting adherence until the end of December 2012.

31.4    Services from third-parties

		Consolidated
	12.31.2012	12.31.2011
Maintenance of electrical system	104,966	90,536
Maintenance of facilities	73,841	67,326
Communication, processing and transmission of data	48,948	55,274
Meter reading and bill delivery	35,744	29,898
Authorized and registered agents	32,201	27,108
Consulting and audit	26,848	24,732
Other services	87,511	96,559
	410,059	391,433

31.5    Accruals and provisions

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Provisions (reversals) for doubtful accounts
Trade account receivable	-	-	21,782	77,184
Other receivables	-	-	1,044	(1,628)
	-	-	22,826	75,556

Provisions (reversals) for losses on taxes recoverable	-	-	(3,135)	46,802
Provision for devaluation of ownership interest	-	398	-	398
Reserve (reversals) for risks (Note 28)
Cofins	8,568	-	8,568	-
Tax	(2,983)	(5,159)	11,371	(38,689)
Labor	-	-	45,966	2,611
Employee benefits	-	-	33,796	21,289
Suppliers	-	-	(19,373)	1,902
Civil and administrative claims	7,765	2,046	73,843	49,075
Easement of necessity	-	-	1,139	(3,732)
Expropriation and equity	-	-	38,906	124,874
Customers	-	-	1,984	207
Environmental	-	-	89	62
Regulatory	846	525	2,816	9,300
	14,196	(2,588)	199,105	166,899
	14,196	(2,190)	218,796	289,655

31.6    Cost of construction

		Consolidated
	12.31.2012	12.31.2011
Materials and supplies	378,523	415,098
Third-party services	268,747	205,757
Personnel and management	82,967	80,825
Other	41,675	29,763
	771,912	731,443

31.7    Other operating costs and expenses

		Consolidated
	12.31.2012	12.31.2011
Financial compensation for use of w ater resources	94,550	125,343
Taxes	27,802	18,103
Indemnities	28,001	35,880
Leases and rents (Note 34.1)	27,368	18,380
ANEEL inspection fee	21,938	20,125
Other maintenance costs	13,650	1,420
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	12,081	15,420
Advertising	9,853	4,767
Losses in the decommissioning and disposal of assets	6,147	54,285
Recovery of costs and expenses	(61,902)	(40,175)
Other costs and expenses, net	59,225	37,294
	238,713	290,842

32      Financial Income (Expenses)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Financial income
Monetary variation of CRC transfer (Note 8)	-	-	188,688	148,950
Monetary variation of accounts receivable related to the concession	-	-	165,574	100,381
Penalties on overdue bills	-	-	127,041	63,652
Return on financial investments held for trading	1,911	3,461	75,027	210,253
Return on financial investments held for sale	12	17	38,938	15,660
Return on financial investments held until maturity	-	-	109	2,808
Interest and commissions on loan agreements	98,722	108,163	-	-
Other financial income	9,672	9,818	53,561	35,828
	110,317	121,459	648,938	577,532
(-) Financial expenses
Fair value update of accounts receivable
related to the concession (Note 9.2)	-	-	401,104	-
Debt charges	84,994	114,339	133,396	141,327
Monetary variation of accounts payable related to the concession - use of public property	-	-	74,984	71,383
PIS/Pasep/Cofins taxes on interest on capital	22,837	42,043	24,581	43,740
Interest on R&D and EEP	-	-	14,745	18,666
Monetary and exchange variations	10	2	13,819	17,821
Other financial expenses	1,425	20,809	14,130	59,827
	109,266	177,193	676,759	352,764
	1,051	(55,734)	(27,821)	224,768

The costs of loans and financing capitalized during the year of 2012 amounted to R$ 70,304, at an average rate of 10.22% p.y.

33      Operating Segments

33.1    Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the periods of 2012 and 2011 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the year ended December 31, 2012.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2    The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira, Cutia, Integração Maranhense, Matrinchã and Guaraciaba;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

33.3    Assets per reporting segment

ASSETS
12.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
ASSETS	11,032,526	8,812,803	428,216	289,363	14,164,442	(13,515,796)	21,211,554
CURRENT ASSETS	1,529,485	2,876,268	64,848	86,793	1,233,713	(1,091,852)	4,699,255
Cash and cash equivalents	260,774	1,126,361	26,689	35,993	33,320	-	1,483,137
Bonds and securities	476,488	158,837	-	-	176	-	635,501
Collaterals and escrow accounts	1,433	34,293	-	1,086	-	-	36,812
Trade accounts receivable	283,750	1,200,251	18,649	40,092	-	(53,569)	1,489,173
Dividends receivable	-	-	-	-	1,048,142	(1,038,587)	9,555
CRC tranferred to State Government of Paraná	-	75,930	-	-	-	-	75,930
Accounts receivable related to the concession	5,319	-	-	-	-	-	5,319
Accounts receivable related to the concession extension	356,085	-	-	-	-	-	356,085
Other receivables	105,123	126,686	2,437	716	15	304	235,281
Inventories	28,299	84,995	10,645	870	-	-	124,809
Income tax and social contribution	1,828	35,868	3,413	-	152,049	-	193,158
Other current recoverable taxes	7,481	31,460	2,671	7,868	11	-	49,491
Prepaid expenses	2,905	1,587	344	168	-	-	5,004
NONCURRENT ASSETS	9,503,041	5,936,535	363,368	202,570	12,930,729	(12,423,944)	16,512,299
Long term assets	1,242,311	4,626,774	23,253	18,022	1,541,042	(1,148,498)	6,302,904
Bonds and securities	92,827	35,688	-	-	-	-	128,515
Collaterals and escrow accounts	-	43,246	-	-	-	-	43,246
Trade accounts receivable	-	26,172	-	5,266	-	(5,267)	26,171
CRC tranferred to State Government of Paraná	-	1,308,354	-	-	-	-	1,308,354
Judicial deposits	24,634	276,541	1,036	302	271,960	-	574,473
Accounts receivable related to the concession	301,530	2,383,262	-	-	-	-	2,684,792
Accounts receivable related to the concession extension	717,805	-	-	-	-	-	717,805
Advances to suppliers	-	-	-	12,279	-	-	12,279
Other noncurrent receivables	6,413	4,036	-	-	-	-	10,449
Income tax and social contribution	19,995	-	-	-	-	-	19,995
Other noncurrent recoverable taxes	50,794	60,663	8,732	-	-	-	120,189
Deferred Income tax and social contribution	28,313	488,812	13,485	-	117,194	-	647,804
Prepaid expenses	-	-	-	175	-	8,657	8,832
Receivable from other related parties	-	-	-	-	1,151,888	(1,151,888)	-
Investments	448,130	4,012	-	-	11,389,683	(11,298,789)	543,036
Property, plant and equipment, net	7,552,704	-	319,141	-	4	-	7,871,849
Intangible assets	259,896	1,305,749	20,974	184,548	-	23,343	1,794,510

ASSETS
12.31.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
ASSETS	10,032,729	7,563,936	353,370	276,164	13,671,896	(13,056,076)	18,842,019
CURRENT ASSETS	1,317,300	2,150,339	44,395	77,320	1,316,627	(1,203,968)	3,702,013
Cash and cash equivalents	323,713	647,783	8,348	41,047	28,234	-	1,049,125
Bonds and securities	548,071	33,735	-	48	165	-	582,019
Collaterals and escrow accounts	1,957	5	-	706	-	-	2,668
Trade accounts receivable	265,833	1,104,328	18,253	32,715	-	(52,763)	1,368,366
Dividends to receive	-	-	-	-	1,168,612	(1,150,706)	17,906
CRC tranferred to State Government of Paraná	-	65,862	-	-	-	-	65,862
Accounts receivable related to the concession	80,626	-	-	-	-	-	80,626
Other receivables	64,812	95,030	1,098	540	332	(499)	161,313
Inventories	23,717	69,579	9,015	1,491	-	-	103,802
Income tax and social contribution	4,654	87,484	3,958	1	119,284	-	215,381
Other current recoverable taxes	1,553	44,871	3,369	564	-	-	50,357
Prepaid expenses	2,364	1,662	354	208	-	-	4,588
NONCURRENT ASSETS	8,715,429	5,413,597	308,975	198,844	12,355,269	(11,852,108)	15,140,006
Long term assets	1,134,596	4,163,071	18,403	23,008	1,476,718	(1,155,928)	5,659,868
Bonds and securities	61,931	658	-	-	-	-	62,589
Collaterals and escrow accounts	-	37,553	-	-	-	-	37,553
Trade accounts receivable	-	32,363	89	10,534	-	(10,534)	32,452
CRC tranferred to State Government of Paraná	-	1,280,598	-	-	-	-	1,280,598
Judicial deposits	20,693	185,994	885	301	222,944	-	430,817
Accounts receivable related to the concession	1,011,271	2,225,203	-	-	-	-	3,236,474
Advances to suppliers	-	-	-	11,982	-	-	11,982
Other noncurrent receivables	1,878	3,172	-	191	-	-	5,241
Income tax and social contribution	18,714	-	-	-	-	-	18,714
Other noncurrent recoverable taxes	3,967	64,827	9,118	-	-	-	77,912
Deferred Income tax and social contribution	16,142	332,703	8,311	-	108,380	-	465,536
Receivable from other related parties	-	-	-	-	1,145,394	(1,145,394)	-
Investments	386,873	4,012	-	-	10,878,551	(10,720,278)	549,158
Property, plant and equipment, net	6,935,336	-	273,787	-	-	-	7,209,123
Intangible assets	258,624	1,246,514	16,785	175,836	-	24,098	1,721,857

33.4    Liabilities per reporting segment

LIABILITIES
12.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	11,032,526	8,812,803	428,216	289,363	14,164,442	(13,515,796)	21,211,554
CURRENT LIABILITIES	1,580,667	1,970,456	53,612	60,464	277,765	(1,095,146)	2,847,818
Payroll, social charges and accruals	110,650	243,128	25,393	4,333	646	-	384,150
Suppliers	432,595	694,903	14,481	45,873	1,644	(53,137)	1,136,359
Income tax and social contribution	163,724	-	-	3,214	3,251	-	170,189
Other taxes	55,130	205,330	4,492	1,934	24,121	(111)	290,896
Loans and financing	71,654	164,788	53	-	28,106	(3,311)	261,290
Debentures	-	12,719	-	-	-	-	12,719
Minimum dividends payable	639,420	371,863	7,982	4,929	219,173	(1,038,587)	204,780
Post-employment benefits	6,908	18,004	903	-	4	-	25,819
Regulatory charges	7,236	49,262	-	-	-	-	56,498
Research and Development and Energy Efficiency	16,663	142,936	-	-	-	-	159,599
Accounts payable related to concession - use of public property	48,477	-	-	-	-	-	48,477
Other accounts payable	28,210	67,523	308	181	820	-	97,042
NON CURRENT LIABILITIES	2,460,329	3,240,827	47,598	6,594	1,274,016	(1,163,126)	5,866,238
Associated and subsidiary companies	250,593	851,237	-	-	-	(1,101,830)	-
Suppliers	106,263	-	-	-	-	(5,267)	100,996
Deferred Income tax and social contribution	612,985	-	-	2,939	-	-	615,924
Loans and financing	438,396	609,941	25,559	-	971,721	(56,029)	1,989,588
Debentures	-	997,958	-	-	-	-	997,958
Post-employment benefits	134,962	343,584	21,070	2,807	-	-	502,423
Research and Development and Energy Efficiency	43,350	61,211	-	-	-	-	104,561
Accounts payable related to concession - use of public property	399,080	-	-	-	-	-	399,080
Other accounts payable	-	-	-	-	-	-	-
Provisions for contingences	474,700	376,896	969	848	302,295	-	1,155,708
EQUITY	6,991,530	3,601,520	327,006	222,305	12,612,661	(11,257,524)	12,497,498
Capital	4,285,317	2,624,841	240,398	135,943	7,023,368	(7,399,867)	6,910,000
Equity valuation adjustments	1,342,087	1,230	-	-	1,353,318	(1,346,633)	1,350,002
Legal reserve	249,582	135,294	6,706	17,295	590,286	(427,942)	571,221
Profit retention reserve	1,158,223	840,155	79,902	62,115	3,369,128	(2,391,267)	3,118,256
Unrealized income reserve	-	-	-	6,952	212,087	-	219,039
Accumulated income (losses)	(43,679)	-	-	-	-	43,679	-
Attributable to non controlling interest						264,506	264,506

LIABILITIES
12.31.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	10,032,729	7,563,936	353,370	276,164	13,671,896	13,056,076	18,842,019
CURRENT LIABILITIES	1,210,466	1,708,165	47,532	62,991	238,119	1,208,452	2,058,821
Payroll, social charges and accruals	56,533	151,184	13,490	2,734	154	-	224,095
Suppliers	217,291	531,187	7,000	43,054	2,073	53,152	747,453
Income tax and social contribution	140,335	-	-	7,526	3,929	-	151,790
Other taxes	26,023	214,128	4,390	1,788	42,238	110	288,457
Loans and financing	59,152	17,619	-	48	44,152	4,484	116,487
Debentures	-	-	-	-	-	-	-
Minimum dividends payable	604,361	508,695	20,649	7,702	145,043	1,150,706	135,744
Post-employment benefits	9,785	24,612	1,640	-	-	-	36,037
Regulatory charges	4,047	66,464	-	-	-	-	70,511
Research and Development and Energy Efficiency	15,997	140,918	-	-	-	-	156,915
Accounts payable related to concession - use of public property	44,656	-	-	-	-	-	44,656
Other accounts payable	32,286	53,358	363	139	530	-	86,676
NON CURRENT LIABILITIES	2,389,257	2,189,936	41,098	6,693	1,261,130	1,174,444	4,713,670
Associated and subsidiary companies	305,936	781,031	23,000	-	-	1,109,967	-
Suppliers	118,996	-	-	-	-	10,534	108,462
Taxes	152	-	-	-	-	-	152
Deferred Income tax and social contribution	643,149	-	-	5,117	-	-	648,266
Loans and financing	437,549	708,607	-	-	965,772	53,943	2,057,985
Post employment benefits	117,851	295,899	17,883	1,205	-	-	432,838
Research and Development and Energy Efficiency	34,523	60,126	-	-	-	-	94,649
Accounts payable related to concession - use of public property	370,442	-	-	-	-	-	370,442
Other accounts payable	-	-	-	53	-	-	53
Provisions for contingences	360,659	344,273	215	318	295,358	-	1,000,823
EQUITY	6,433,006	3,665,835	264,740	206,480	12,172,647	10,673,180	12,069,528
Capital	4,256,839	2,624,841	194,755	135,943	7,023,368	7,325,746	6,910,000
Equity valuation adjustments	1,440,745	8,657	-	-	1,461,032	1,453,353	1,457,081
Legal reserve	212,887	135,294	5,306	16,258	552,734	386,292	536,187
Profit retention reserve	157,491	883,575	62,685	54,279	2,858,739	1,178,218	2,838,551
Unrealized income reserve					191,899	191,899	-
Accumulated income (losses)	70,534	-	-	-	-	70,534	-
Attributable to non controlling interest	-	-	-	-	-	242,834	242,834

33.5    Statement of income per reporting segment

STATEMENT OF INCOME
12.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
Gross profit	2,579,850	5,892,171	172,445	359,090	-	(471,339)	8,532,217
Electricity sales to final customers - third-parties	137,990	2,487,519	-	-	-	-	2,625,509
Electricity sales to final customers - betw een segments	-	3,119	-	-	-	(3,119)	-
Electricity sales to distributors - third-parties	1,468,044	155,463	-	-	-	-	1,623,507
Electricity sales to distributors - betw een segments	302,583	-	-	-	-	(302,583)	-
Use of the pow er grid - third-parties	348,142	2,482,959	-	-	-	-	2,831,101
Use of the pow er grid - betw een segments	96,979	17,116	-	-	-	(114,095)	-
Construction revenues	98,474	665,601	-	24,185	-	-	788,260
Telecommunications services to third-parties	-	-	125,565	-	-	-	125,565
Telecommunications services betw een segments	-	-	41,148	-	-	(41,148)	-
Distribution of piped gas	-	-	-	325,012	-	-	325,012
Other operating revenues from third-parties	121,675	80,394	1,301	9,893	-	-	213,263
Other operating revenues betw een segments	5,963	-	4,431	-	-	(10,394)	-
Operational expenses	(1,535,252)	(5,968,827)	(139,403)	(332,128)	(38,512)	471,384	(7,542,738)
Electricity purchased for resale	(170,806)	(2,939,447)	-	-	-	302,518	(2,807,735)
Charges for the use of the pow ergrid	(233,983)	(648,501)	-	-	-	110,123	(772,361)
Personnel and management	(322,164)	(824,102)	(70,253)	(19,891)	(10,189)	-	(1,246,599)
Pension and healthcare plans	(44,315)	(126,187)	(8,591)	(3,039)	(746)	-	(182,878)
Materials and supplies	(18,274)	(48,296)	(1,800)	(1,413)	(33)	-	(69,816)
Raw materials and supplies for generation	(25,511)	-	-	-	-	-	(25,511)
Natural gas and supplies for gas business	-	-	-	(247,770)	-	-	(247,770)
Third party services	(111,530)	(320,135)	(17,280)	(14,206)	(4,404)	57,496	(410,059)
Depreciation and amortization	(314,971)	(192,344)	(28,019)	(13,769)	(1,485)	-	(550,588)
Provisions and reversals	(80,212)	(118,986)	(4,316)	(1,086)	(14,196)	-	(218,796)
Construction cost	(82,126)	(665,601)	-	(24,185)	-	-	(771,912)
Other operating costs and expenses	(131,360)	(85,228)	(9,144)	(6,769)	(7,459)	1,247	(238,713)
EQUITY IN RESULTS SUBSIDIARIES	16,041	-	-	-	785,626	(790,627)	11,040
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,060,639	(76,656)	33,042	26,962	747,114	(790,582)	1,000,519
Financial income (expenses)	(41,087)	5,644	3,444	4,769	(546)	(45)	(27,821)
OPERATING INCOME (LOSSES)	1,019,552	(71,012)	36,486	31,731	746,568	(790,627)	972,698
Income tax and social contribution	(302,346)	(124,691)	(13,653)	(13,155)	(4,467)	-	(458,312)
Deferred income tax and social contribution	43,546	152,283	5,174	2,178	8,953	-	212,134
NET INCOME (LOSSES) FOR THE YEAR	760,752	(43,420)	28,007	20,754	751,054	(790,627)	726,520

STATEMENT OF INCOME
12.31.2011	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
Gross profit	2,265,696	5,490,064	157,803	291,376	-	(428,774)	7,776,165
Electricity sales to final customers - third-parties	102,934	2,227,894	-	-	-	-	2,330,828
Electricity sales to final customers - betw een segments	-	5,441	-	-	-	(5,441)	-
Electricity sales to distributors - third-parties	1,348,042	91,789	-	-	-	-	1,439,831
Electricity sales to distributors - betw een segments	286,132	-	-	-	-	(286,132)	-
Use of the pow er grid - third-parties	269,924	2,492,444	-	-	-	-	2,762,368
Use of the pow er grid - betw een segments	76,331	13,055	-	-		(89,386)	-
Construction revenues	118,816	606,620	-	16,290	-	-	741,726
Telecommunications services to third-parties	-	-	117,126	-	-	-	117,126
Telecommunications services betw een segments	-	-	40,677	-		(40,677)	-
Distribution of piped gas	-	-	-	273,933	-	-	273,933
Other operating revenues from third-parties	57,600	51,600	-	1,153	-	-	110,353
Other operating revenues betw een segments	5,917	1,221	-	-	-	(7,138)	-
Operational expenses	(1,477,833)	(5,038,081)	(114,437)	(248,001)	(23,093)	428,774	(6,472,671)
Electricity purchased for resale	(73,090)	(2,365,587)	-	-	-	286,132	(2,152,545)
Charges for the use of the pow ergrid	(216,035)	(505,869)	-	-	-	89,386	(632,518)
Personnel and management	(243,769)	(657,382)	(58,341)	(15,096)	(8,065)	-	(982,653)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	(496)	-	(150,845)
Materials and supplies	(16,678)	(66,018)	(1,730)	(1,102)	(82)	-	(85,610)
Raw materials and supplies for generation	(25,031)	-	-	-	-	-	(25,031)
Natural gas and supplies for gas business	-	-	-	(186,931)	-	-	(186,931)
Third party services	(100,423)	(307,494)	(17,769)	(12,120)	(5,722)	52,095	(391,433)
Depreciation and amortization	(320,541)	(193,969)	(24,523)	(12,648)	(1,484)	-	(553,165)
Provisions and reversals	(170,312)	(122,332)	734	65	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	(731,443)
Other operating costs and expenses	(165,561)	(108,576)	(5,695)	(2,737)	(9,434)	1,161	(290,842)
EQUITY IN RESULTS SUBSIDIARIES	(3,487)	-	-	-	1,288,825	(1,229,684)	55,654
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	784,376	451,983	43,366	43,375	1,265,732	(1,229,684)	1,359,148
Financial income (expenses)	16,316	256,721	2,923	6,136	(57,328)	-	224,768
OPERATING INCOME (LOSSES)	800,692	708,704	46,289	49,511	1,208,404	(1,229,684)	1,583,916
Income tax and social contribution	(278,227)	(297,653)	(12,472)	(18,294)	(4,955)	-	(611,601)
Deferred income tax and social contribution	85,767	124,835	1,883	1,214	(9,160)	-	204,539
NET INCOME (LOSSES) FOR THE YEAR	608,232	535,886	35,700	32,431	1,194,289	(1,229,684)	1,176,854

34      Operating Lease Agreements

34.1    The Company as a lessee

		Consolidated
Lease and rental costs and expenses	12.31.2012	12.31.2011
Real estate (a)	21,920	17,704
Photocopiers	1,082	1,521
Others	5,900	719
(-) Pis and Cofins tax credits	(1,534)	(1,564)
	27,368	18,380

Copel’s estimate for expenses for the next fiscal years is basically the same as 2012, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

a)     Out of the total R$ 21,920 spent in rental properties, R$ 10,183 refer to the rental of the Km 3 Center facilities, signed by Copel and the Fundação Copel, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancellable.

34.2    The Group as a lessor

		Consolidated
Lease and rental income	12.31.2012	12.31.2011
Equipment and facilities (a)	66,177	54,442
Araucária Thermal Pow er Plant (b)	95,253	32,804
Real estate	714	862
Facilities sharing	845	801
	162,989	88,909

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancellable.

a)     The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law no. 9,472/1997 (General Telecommunications Law), to ANEEL/ ANATEL/ ANP Joint Resolution no. 001/1999, and to ANEEL Resolution no. 581/2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

b)     On December 28, 2012, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2013, and may be extended for one more year, subject to early termination by the Organization successfully participate at ANEEL - sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

35      Financial Instruments

35.1    Category and value of financial instruments

Consolidated
	Note		12.31.2012		12.31.2011
		Book value	Fair value	Book value	Fair value
Financial assets
Held for trading
Cash and cash equivalent (a)	4	94,189	94,189	35,081	35,081
Cash equivalents - open market investments (a)	4	1,388,948	1,388,948	1,014,044	1,014,044
Bonds and securities (b)	5	183,014	183,014	60,021	60,021
Bonds and securities - derivatives (i)	5	-	-	1	1
		1,666,151	1,666,151	1,109,147	1,109,147
Loans and receivables
Collaterals and escrow accounts STN (c)	6	43,246	42,627	37,553	29,413
Collaterals and escrow accounts (a)	6	36,812	36,812	2,668	2,668
Trade accounts receivable (a)	7	1,515,344	1,515,344	1,400,818	1,400,818
CRC transferred to state of Paraná (d)	8	1,384,284	1,633,076	1,346,460	1,434,565
Receivables related to concession (e)	9	306,849	306,849	1,091,897	1,091,897
Receivables related to the concession extension (f)	10	913,673	960,436	-	-
		4,200,208	4,495,144	3,879,396	3,959,361
Available for sale
Receivables related to concession (e)	9	2,383,262	2,383,262	2,225,203	2,225,203
Receivables related to the concession extension (g)	10	160,217	160,217	-	-
Securities (b)	5	568,822	568,822	567,429	567,429
Other investments (h)	16	18,127	18,127	17,721	17,721
		3,130,428	3,130,428	2,810,353	2,810,353
Held to maturity
Securities (b)	5	12,180	12,180	17,157	17,157
		12,180	12,180	17,157	17,157
Financial assets total		9,008,967	9,303,903	7,816,053	7,896,018

Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives (i)		40	40	39	39
		40	40	39	39
Other financial liabilities
Loans and financing (j)	21	2,250,878	2,233,244	2,174,472	2,129,257
Debentures (k)	22	1,010,677	1,010,677	-	-
Payable related to concession - use of public property (l)	26	447,557	554,408	415,098	524,484
Suppliers (m)	20	1,237,355	1,237,355	855,915	855,915
		4,946,467	5,035,684	3,445,485	3,509,656
Financial liabilities total		4,946,507	5,035,724	3,445,524	3,509,695

Fair value is calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

a)     Financial assets that have fair values equivalent to their respective carrying values due to their nature and terms of realization.

b)    The fair values of Bonds and Securities have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

c)     The fair values of Collaterals and escrow accounts – STN have been calculated based on the cost of the last issue by the Company, of the CDI variation plus 0.99% p.y.

d)    For the fair values of CRC transferred to the State of Paraná, the Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 3.54% p.y. plus the IPCA inflation index.

e)     Accounts receivable related to concession have their detailed composition in Note 9, including: i) A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments; ii) Criteria for identification and measurement; and iii) Assumptions adopted by Company management to restate the recoverable amount.

f)     The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)    Management decided to consider the fair value of accounts receivable equivalent to their book values, considering that amounts, collection periods and rates remain undefined. These accounts receivable are related to assets existing as of May 31, 2000 and originate from an extension of the concession period.

h)     The other investments have a fair value of R$ 18,127. The fair value of the investment in Investco S.A., of R$ 9,282, was calculated by applying the ownership percentage to its equity. The fair value of the investments in Finam (Amazon Investment Fund) and Finor (Northeast investment Fund), of R$ 1,635 was adjusted according to the average price quoted at the trading sessions of the São Paulo Stock Exchange (BM&FBOVESPA) in December 2011 and 2010. Investments in public companies had their fair value of R$ 7,203 measured according to the value of those shares on December 28, 2012. The other investments were kept at historical cost, due to the impossibility of fair values being reliably measured.

i)      The derivative financial asset - exclusive funds - Assets comprises Marketable Securities and the derivative financial liability refers to the DI (Interbank Deposit) future adjustment, which comprises Other liabilities. The derivative financial assets and liabilities have their fair values calculated according to the information provided by financial agents.

j)      Loans and financing have their fair value considering as a basic premise the cost of the last raising of funds made by the Company, of the variation of the interbank deposit certificate (CDI) plus 0.99% p.y.

k)     The fair value of debentures was calculated according to the Unit Price Quotation (PU) as of December 31, 2012, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 2,042.

l)      Accounts payable related to the concession - use of public assets - have their fair value considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

m)   Financial liabilities that have fair values equivalent to their respective carrying values, due to their nature and settlement terms.

35.2    Rating level for assessment of fair value of financial instruments

The financial instruments were classified based on the three levels of the fair value hierarchy.

Consolidated
				12.31.2012				12.31.2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Bonds and securities	404,784	347,052	-	751,836	432,342	195,109	-	627,451
Receivables related to concession	-	-	2,383,262	2,383,262	-	-	2,225,203	2,225,203
Receivables related to the concession extension	-	-	160,217	160,217	-	-	-	-
Other investments	18,127	-	-	18,127	17,721	-	-	17,721
Financial liabilities
Other liabilities - derivatives	40	-	-	40	39	-	-	39
The different levels have been defined as follows:
Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities
Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

35.3    Summary of bonds and securities held to maturity

Consolidated								Net
						Fair value		book value
Description	Rate p.y.	Issue date	Maturity	Type	12.31.2012	12.31.2011	12.31.2012	12.31.2011
LFT	SELIC	07.14.2009	03.07.2012	Amortized cost	-	5,919	-	5,920
LF Caixa	CDI	11.03.2011	11.07.2013	Amortized cost	5,540	5,089	5,540	5,089
LF Caixa	CDI	11.07.2011	11.08.2013	Amortized cost	6,640	6,101	6,640	6,100

35.4    Risk Factors

The Company holds mechanisms aiming to manage risk in the corporate areas and the company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activities are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

35.4.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on. Risk basically arises from trade accounts receivable and financial instruments as shown below:

Consolidated		Book
		value
	12.31.2012	12.31.2011
Financial Assets
Cash and equivalents - (a)	1,483,137	1,049,125
Bonds and securities (a)	764,016	644,608
Collaterals and escrow accounts (a)	80,058	40,221
Customers (b)	1,515,344	1,400,818
CRC transferred to the State of Paraná (c)	1,384,284	1,346,460
Receivables related to concession (d)	2,690,111	3,317,100
Receivables related to the concession extension	1,073,890	-
Total	8,990,840	7,798,332

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as Annual Permitted Revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e) Accounts receivable originated from an extension of the concession

e.1) Management considers the credit risk on the indemnity of R$ 913,673 approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority.

e.2) Management considered the regulations in effect on December 31, 2012 to value the assets existing as of May 31, 2000 in the amount of R$ 160,217. It did so despite the fact that the Granting Authority has not yet disclosed regulations on the manner of compensation and the payment of indemnity and that the investments made by the Company may be adjusted when the regulatory agency and the Granting Authority approve the investments.

35.4.2     Foreign currency risk  (US Dolar)

			Net
	Asset	Liability	exposure
			12.31.2012
Collaterals and escrow accounts (STN)	43,245	-	43,245
Loans and financing	-	(59,351)	(59,351)
Suppliers
Eletrobrás (Itaipu)	-	(106,806)	(106,806)
Petrobras (acquisiton of gas by Compagas)	-	(43,681)	(43,681)
	43,245	(209,838)	(166,593)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results; Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2012 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.09) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of December 28, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

		Baseline	Projected scenarios - Dec.2013
Foreign currency risks	Risk	12.31.2012	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD depreciation	43,246	983	12,040	23,098
.		43,246	983	12,040	23,098
Financial liabilities
Loans and financing
STN	USD appreciation	59,340	1,350	16,523	31,695
Eletrobrás	USD appreciation	11	-	3	6
		59,351	1,350	16,526	31,701
Suppliers
Eletrobrás (Itaipu)	USD appreciation	106,806	2,430	29,739	57,049
Petrobras (acquisiton of gas by Compagas)	USD appreciation	43,681	994	12,163	23,331
		150,487	3,424	41,902	80,380
Expected effect in the result			(3,791)	(46,388)	(88,983)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.3     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (35.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

			Net
	Asset	Liability	exposure
			12.31.2012
Financial investments - cash equivalents	1,388,948	-	1,388,948
Bonds and securities	764,016	-	764,016
Collaterals and escrow accounts	36,812	-	36,812
CRC transferred to the State of Paraná	1,384,284	-	1,384,284
Receivables related to concession	2,690,111	-	2,690,111
Receivables related to the concession extension	1,073,890	-	1,073,890
Loans and financing	-	(2,191,527)	(2,191,527)
Debentures		(1,010,677)	(1,010,677)
	7,338,061	(3,202,204)	4,135,857

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2012 and the likely scenario takes into account the indicators (CDI/Selic of 7.25%, IGP-DI of 5.34%,   IGP-M of 5.31% e TJLP of 5.50%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 28, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

		Baseline	Projected scenarios - Dec.2013
Operation	Risk	12.31.2012	Probable	Adverse	Remote

Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,388,948	99,447	74,586	49,725
Bonds and securities	Low CDI/SELIC	764,016	54,704	41,028	27,351
Collaterals and escrow accounts	Low CDI/SELIC	36,812	2,635	1,977	1,318
CRC transferred to the State of Paraná	Low IGP-DI	1,384,284	73,922	55,442	36,961
Receivables related to concession	Low IGP-M	2,690,111	142,846	107,135	71,423
Receivables related to the concession extension - RBNI	Low IPCA	913,672	49,978	37,484	24,989
Receivables related to the concession extension	Undefined (1)	160,218	-	-	-
		7,338,061	423,532	317,652	211,767
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,541,859	111,785	139,731	167,677
Eletrobrás - Finel	High IGP-M	119,039	1,264	1,580	1,896
Eletrobrás - RGR	No Risk (2)	114,006	-	-	-
Finep	High TJLP	29,525	1,476	1,845	2,214
BNDES - Copel Geração e Transmissão	High TJLP	214,855	10,743	13,428	16,114
Banco do Brasil – Transfer BNDES funds	High TJLP	172,243	8,612	10,765	12,918
Debentures	High CDI	1,010,677	73,274	91,593	109,911
.		3,202,204	207,154	258,942	310,730
Expected effect in the result			216,378	58,710	(98,963)
(1) Risk assessment still requires ruling by the Granting Authority .
(2) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

35.4.4     Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of December 31, 2012 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

35.4.5     Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

35.4.6     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation  - PEN 2012, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon  2013/2016,  and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth under the structural aspect, can be concluded that the planned expansion until 2016, retaining the timetables programmed in  PEN 2012,  average annual growth in the electricity load of up to 6.1 % p.y., approximately 77 GWmed in 2016 can be tolerated, compared to the 4.6% p.y. from the Reference Scenario, approximately  72 GWmed in the same year.  This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2014, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by Conselho Nacional de Política Energética - CNPE (risk of deficit not higher than 5%).

35.4.7     Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that the conditions for extension presented by the Ministry of Mines and Energy (MME), which represents the Granting Authority, were adequate in order to make the continuity of business within the standards required by ANEEL viable.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted the analyses of possible outcomes. In light of the scarcity of information provided by the Granting Authority and using the valuations obtained, it concluded that the renewal of the concessions of generation of its four power stations maturing between 2014 and 2015 was not viable: Rio dos Patos with 1.8 MW of installed capacity, Usina Governador Pedro Viriato Parigot de Souza with 260.0 MW of installed capacity, Mourão with 8.2 MW of installed capacity and Chopim with 1.8 MW of installed capacity. This decision aims at maintaining the Company’s current levels of profitability.

For the Transmission concessions, the conditions were maintained for the realization of investments arising from contingencies, upgrades, updates and renovations of structures and equipment that will occur upon recognition by ANEEL, and its authorization. The guarantee of reimbursement is given pursuant to REN 158 of May 23, 2008, not causing financial losses to the concessionaire.

Copel Geração e Transmissão, after becoming aware of the conditions for renewal conducted analyses and valuations opting for renewal for another 30 years, and thus contributed to the decrease in tariffs and to the making of tariffs more reasonable, preserving the current levels of the Company’s profitability.

Pursuant to the Law, the distribution concession may be extended for another 30 years. The extension is offered to the concessionaire and its adhesion depends on the explicit acceptance of the following conditions: i) fixed income according to criteria established by ANEEL; and ii) submission to service quality standards set by ANEEL.

The request for extension of the distribution concession of Copel Distribuição was submitted to ANEEL on May 31, 2012, and ratified under Law 12,783 on October 11, 2012. For compliance with the next expected steps, it now follows the calendar of events defined by the Granting authority.

Concession contracts with maturity dates

Maturty date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Pow er Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (a) (b)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi (c)	-
São Jorge	12.03.2024
Chopim I (a) (b)	07.07.2015
Rio dos Patos (a) (b)	02.14.2014
Cavernoso	01.07.2031
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (e)	01.16.2046
Authorization - Cavernoso II (e)	02.27.2046
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Authorization - UEG Araucaria	12.22.2029
Wind Power Plant
Authorization - Palmas	09.28.2029
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (f)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (e)	10.05.2040
Contract 015/10 - Sub-station Cerquilho III (e)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (e)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (e)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (e)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (e)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II - 49% Copel GeT (e)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (e)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II - 49% Copel GeT (e)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim - Salto Osorio C2 (e)	08.26.2042
(a) Plant not renewed pursuant to Executiv e Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project will be of f ered f or competitiv e bidding
(c) In progress f or homologation f rom ANEEL
(d) at plants with capacity of less than 1 MW, only register with ANEEL
(e) Enterprise under construction
(f ) Concession renewed pursuant to Executiv e Act 579/2012

Maturity date
of concessions/authorizations
Concession - Copel Distribuição
Contract 046/99 - Distribution Facilities (a) (b)	07.07.2015
Concession - Elejor
Contract 125/2001 - HPP Fundão e Santa Clara	10.24.2036
Authorization - Elejor
PCH Fundão I e PCH Santa Clara I	12.18.2032
Concession - Dona Francisca Energética
Contract 188/1998 - HPP Dona Francisca	08.27.2033
Concession - Compagas	07.06.2024
(a) Sent on May 31, 2012 requesting extension of concession
(b) Sent on October 11, 2012 ratif ication of the requesting extension of concession (PM 579/2012)

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

35.4.8     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

35.4.9     Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
Derivative Financial Instruments	12.31.2012	12.31.2011
Future DI Daily Adjustments - assets	-	1
Future DI Daily Adjustments - liabilities	(40)	(39)
Current portion	(40)	(38)

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the year ended December 31, 2012, the result of operations with derivative financial instruments on the futures market was a loss of R$ 5,884 (loss of R$ 2,726 on 2011).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as on December 31, 2012 corresponded to R$ 192,900 (R$ 88,135 as of December 31, 2011).

On December 31, 2012, a share of the Company’s federal bonds in the amount of R$ 9,560 (R$ 5,930 as of December 31, 2011), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of December 31, 2012 and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2013.

		Baseline	Forecast scenarios - December 2013
Risk of derivative	Risk	12.31.2012	Probable	Adverse	Remote

Financial assets (liabilities)
Derivative – liabilities	Decrease in DI rate	(40)	(1,068)	(4,565)	(8,061)
		(40)	(1,068)	(4,565)	(8,061)

Expected effect in the result			(1,028)	(4,525)	(8,021)

35.5    Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Group’s capital structure is composed of:

 a) net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities;

 b)  Own capital, defined as total equity.

Debt	Parent Company			Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Loans and financing	999,827	1,009,924	2,250,878	2,174,472
Debentures	-	-	1,010,677	-
(-) Cash and cash equivalents and financial investments	29,464	27,757	1,483,137	1,049,125
(-) Bonds and securities	176	165	635,501	582,019
Net indebtedness	970,187	982,002	1,142,917	543,328
Shareholder's	12,232,992	11,826,694	12,497,498	12,069,528
Net indebtedness ratio	0.08	0.08	0.09	0.05

35.6    Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

35.7    Liquidity and interest table

The tables below denote the expected settlement amounts for each time period. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by Brazilian Central Bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2014 were used from 2013 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets						Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
12.31.2012
Cash and cash equivalent	-	1,483,137	-	-	-	-	1,483,137
Customers	0.82%	43,067	9,545	27,196	26,929	242	106,979
CRC transferred to the State of
Paraná	6.65% p.y. + IGP-DI	13,590	27,180	122,309	741,098	1,816,788	2,720,965
Bonds and securities +
exclusive funds	99.9% of CDI	418,397	6,475	55,263	228,648	99,768	808,551
Collaterals and escrow accounts	TR and Dolar(3)	-	-	-	-	111,120	111,120
Receivables related to concession	Note 9	16,894	33,813	155,717	3,124,323	2,606,367	5,937,114
Receivables related to the concession extension - RBNI	Note 10	44,775	76,713	317,723	608,838	-	1,048,049

Receivables related to the concession extension	Note 10	-	-	-	-	160,218	160,218
		2,019,860	153,726	678,208	4,729,836	4,794,503	12,376,133
12.31.2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of
Paraná	6.65% p.y. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities +
exclusive funds	99.9% of CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR and Dolar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Rate of return(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361
(1) Effective interest rate - w eighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see Note 20

Liabilities							Consolidated
	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
		1 month	month	to 1 year	years	5 years	Total
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivatives	Future DI	40	-	-	-	-	40
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobrás - Itaipu	Dolar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagas	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.46%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-M and IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
12.31.2011
Loans and financing	Note 21	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	Future DI	39	-	-	-	-	39
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobrás - Itaipu	Dolar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
(1) Effective interest rate - weighted average

35.8    Guarantees

The main guarantees put up for maintaining business and investing activities are invested in securities:

Guarantees		Consolidated
	12.31.2012	12.31.2011
Guarantee for the ANEEL auction	21,427	34,011
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	71,234	27,553
Guarantee for financing facilities to build hydroelectric pow er plants
UHEs and transmission lines - LTs	32,144	18,764
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization
by Environmental Institute of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	31,290	-
Total	156,095	80,328

36      Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 15 and Note 16.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of December 31, 2012, the outstanding debt was R$ 15,249 and R$ 9,001, respectively.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

					Consolidated
Related parties / Nature of operation		Assets		Liabilities		Results
	12.31.2012	12.31.2011	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	79,539	57,855	-	-
"Luz Fraterna" program (b)	60,259	38,763	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,640	2,062	-	-	-	-
CRC (Note 8)	1,384,284	1,346,460	-	-	188,688	148,950
ICMS (Note 13.3)	110,096	117,011	209,629	193,960	-	-
Entities with significant influence
BNDES e BNDESPAR (d)
Financing (Note 21.5)	-	-	214,855	172,285	(2,525)	(313)
Dividends payable (4)	-	-	63,890	46,473	-	-
Petrobras (e)
Rental plant UTE Araucária (Note 34.2.b)	11,894	2,730	-	-	95,253	32,804
Supply and transport of gas (f)	293	283	-	-	18,494	5,742
Acquisition of gas for resale (f)	-	-	43,681	40,698	(247,673)	(186,833)
Advances to suppliers of Compagas (g)	12,666	11,982	-	-	-	-
Dividends payable by Compagas	-	-	1,208	1,887	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	1,887	-	-
Paineira Participações S.A. (i)	-	-	1,179	1,110	-	-
Associates
Dona Francisca Energética S.A.
Purchase of energy (j)	-	-	6,045	5,600	(67,354)	(63,045)
Dividends receivable by Copel	78	2,303	-	-	-	-
Companhia de Saneamento do Paraná - Sanepar
Dividends receivable by Dominó Holdings	9,477	15,603	-	-	-	-
Foz do Chopim Energética Ltda. (k)	135	131	-	-	1,602	1,390
Sercomtel S.A. Telecomunicações (l)	179	169	-	-	2,142	2,031
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(15,408)	(11,527)
Pension plans and health care (Note 23)	-	-	-	-	(808)	(496)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(10,694)	(9,073)
Private pension and health plans (Note 23)	-	-	528,242	468,875	-	-
Lactec (m)	18,742	15,400	303	371	(5,896)	(8,086)
Dreen Brasil Investimentos e Participações S.A. (n)	-	-	38	466	(368)	(265)

a)     In 2012, out of the total dividends proposed to the Government for the State of Paraná for the amounts of R$ 79,539, there was no advance on the period. R$ 67,017 was advanced in 2011 as dividends from the total proposed for 2011 in the amount of R$ 124,872. The remaining portion was settled in 2012.

b)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,466 as of December 31, 2012 and R$ 1,307 as of December 31, 2011.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares). Of the total proposed dividends to BNDESPAR, for fiscal year 2012, in the amount of R$ 63,890, was paid in advance during January 2013 the amount of R$ 32,736 (R$ 27,826 net of IRRF). Of the total proposed dividend for fiscal year 2011, amounting to R$ 100,309, was anticipated during the year 2011 the amount of R$ 53,836 and the remainder paid off in 2012.

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagas.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagas.

g)     Advance payments to suppliers of Compagas refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes it will consume the accumulated gas volumes as of December 31, 2012 in the next fiscal years.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital. The balances refer to dividends payable.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

k)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

l)      Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.

m)    The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

n)     Dreen Brasil Investimentos e Participações S.A is a joint venturer of Cutia Empreendimentos Eólicos SPE S.A. holding 50.1% of its shares. Balances consist of the transfer of expenses on shared services, recognized as administrative expenses in the statement of operarions.

37      Insurance (unaudited)

The specifications by type of risk and maturity dates for the Company’s main insurance policies are reported below:

	End of	Consolidated
Policy	Term	Insured
Specified risks (37.1)	08.24.2013	1,698,296
Fire - Company-ow ned and rented facilities (37.2)	08.24.2013	464,713
Civil liability - COPEL (37.3)	08.24.2013	12,000
Civil liability - Compagas (37.3)	09.30.2013	4,200
Engineering risks - COPEL (37.4)	08.24.2013	dependant on each event
Domestic and international transport - export and import (37.5)	08.24.2013	dependant on each event
Multi-risk (37.6) - Compagas	10.17.2013	5,053
Multi-risk (37.6) - Elejor	06.05.2013	974
Vehicles (37.7)	08.20.2013	market value
Miscellaneous risks (37.8)	08.24.2013	992
Operational risks (37.9) - Elejor	09.25.2013	446,691
Operational risks (37.10) - UEG Araucária *	11.30.2013	551,559
Court guarantee - (37.11) - Compagas	02.03.2013	56,938
Performance bond (37.12) - Copel	07.14.2014	12,500
Performance bond (37.12) - Copel	01.15.2014	2,200
Performance bond (37.12) - Copel	04.01.2013	3,049
Performance bond (37.12) - Copel	07.30.2015	44,319
Performance bond (37.12) - Copel	05.02.2013	46,000
Performance bond (37.12) - Copel	12.27.2014	1,850
Engineering risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.13)	01.30.2013	764,492
Civil liability - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.14)	01.30.2013	44,000
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul (37.15)	11.23.2013	799,290
Liability for directors and administrators - D&O (37.16) *	06.30.2013	51,088
* The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars w ith the rate of the day 12.30.2012, R$ 2.0435.

37.1    Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

37.2    Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms, hurricane, cyclone, tornado, hail and smoke.

37.3    Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

37.4    Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

37.5    Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

37.6    Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

37.7    Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas’ 33 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

37.8    Insurance against miscellaneous risks – Copel

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

37.9    Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

37.10    Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

37.11    Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

37.12    Contract Performance Bond

It guarantees the liabilities assumed by Copel in the concession agreements signed with ANEEL. This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

37.13    Engineering risks - Consórcio Energético Cruzeiro do Sul

This insurance provides basic coverage of civil construction and/or installation and assembly services, and additional coverage of extraordinary expenses, riots, workers strike, civil commotion and malicious acts, wide maintenance for 24 months, emptying expenses, concluded construction and manufacturer risk for the execution of construction work and services necessary to the operation of the Mauá Hydroelectric Power Plant.

37.14    Civil Responsibilities – Consórcio Energético Cruzeiro do Sul

This insurance provides coverage to involuntary, bodily injury and/or material and/or moral damage to third parties repairs, during the execution of construction work and/or installation and assembly of the Mauá Hydroelectric Power Plant. It also provides additional coverage of crossed civil responsibility and damage caused by the foundation services.

37.15    Operating risks - Consórcio Energético Cruzeiro do Sul

It is defined by the "All Risks" type coverage, covering all losses or material damage caused to the insured assets, except those formally considered as excluded in its conditions.

The generating units, substations, power houses, dams, spillways and tunnels are covered by the policy.

As well as coverage for material damage, there is the additional coverage for rescue and containment of accidents, floods and flooding, removal of debris, minor engineering works, theft, strikes and rioting, expert fees and extraordinary expenses. It does not include coverage for lost profits.

37.16    Civil Responsibilities for Senior Management and Officers (D&O)

Insurance of civil responsibility of commercial companies to advisors, officers and management D&O – Directors & Officers, with coverage for all National territory and abroad as hired by the Company.

This insurance has a goal to cover for payment of financial losses and legal fees resulting from judicial claims against insured personnel related to their activities in the company’s management.

The personnel covered by this insurance are advisors, officers and senior management of Copel and also other personnel appointed by Copel to hold equivalent positions in the subsidiaries.

38      Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources - Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,296, of June 19, 2012, to adjust its supply tariffs as from June 24, 2012, by an average rate of -0.81%, with -0.11% that refers to the tariff adjustment index and -0.70% for the pertinent financial components, of which, CVA, represents a total of R$ (41,622), consisting of 2 parts: CVA being processed, for the tariff year 2011-2012, for the amount of R$ (42,525), and the balance to compensate for CVA from prior years for the amount of R$ 903. After the withdrawal of regulatory assets (CVA) granted in the previous year, the effect of this adjustment was an average decrease of 0.65% in customer tariffs.

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

		Current		Noncurrent
Consolidated		Assets		Assets
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
CVA recoverable tariff adjustment 2011
CCC	-	6,588	-	-
CDE	-	4,023	-	-
Transport of energy purchased (Itaipu)	-	1,111	-	-
	-	11,722	-	-
CVA recoverable tariff adjustment 2012
CCC	-	75	-	75
Charges for use of transmission system (basic grid)	14,181	18,081	-	18,081
CDE	5,856	3,074	-	3,074
Proinfa	5,565	-	-	-
Transport of energy purchased (Itaipu)	1,356	1,106	-	1,106
	26,958	22,336	-	22,336
CVA recoverable tariff adjustment 2013
CCC	1,626	-	1,626	-
Charges for use of transmission system (basic grid)	22,047	-	22,047	-
ESS	35,860		35,860	-
CDE	3,261	-	3,261	-
Proinfa	1,037	-	1,037	-
Transport of energy purchased (Itaipu)	1,297	-	1,297	-
	65,128	-	65,128	-
	92,086	34,058	65,128	22,336

		Current		Noncurrent
Consolidated		liabilities		liabilities
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
CVA compensable tariff adjustment 2011
Charges for use of transmission system (basic grid)	-	4,235	-	-
Energy purchased for resale (Itaipu)	-	10,414	-	-
ESS	-	12,896	-	-
Proinfa	-	649	-	-
Energy purchased for resale (CVA Energ)	-	23,828	-	-
	-	52,022	-	-

CVA compensable tariff adjustment 2012
CCC	363	-	-	-
Energy purchased for resale (Itaipu)	17,871	17,273	-	17,273
ESS	18,982	16,696	-	16,696
Proinfa	-	166	-	166
Energy purchased for resale (CVA Energ)	9,679	27,350	-	27,350
	46,895	61,485	-	61,485
CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	10,062	-	10,062	-
Energy purchased for resale (CVA Energ)	41,828	-	41,828	-
	51,890	-	51,890	-
	98,785	113,507	51,890	61,485

Changes in CVA

Balance as of						Balance as of
01.01.2012		Differ.	Amortiz.	Correction	Transf.	12.31.2012
Assets
CCC	6,738	2,960	(6,958)	512	-	3,252
Charges for use of transmission system (basic grid)	36,162	36,238	(14,787)	662	-	58,275
ESS	-	71,165	-	555	-	71,720
CDE	10,171	12,170	(10,375)	412	-	12,378
Proinfa	-	13,116	(5,804)	327	-	7,639
Transport of energy purchased (Itaipu)	3,323	3,097	(2,594)	124	-	3,950
	56,394	138,746	(40,518)	2,592	-	157,214
Current	34,058	37,743	(40,518)	693	60,110	92,086
Noncurrent - NC	22,336	101,003	-	1,899	(60,110)	65,128
Liabilities
CCC	-	726	(376)	13	-	363
Charges for use of transmission system (basic grid)	4,235	-	(4,525)	290	-	-
Transport of energy purchased (Itaipu)	44,960	22,569	(29,729)	195	-	37,995
ESS	46,288	5,538	(33,447)	603	-	18,982
Proinfa	981	(316)	(695)	30	-	-
Energy purchased for resale (CVA Energ)	78,528	50,260	(35,390)	(63)	-	93,335
	174,992	78,777	(104,162)	1,068	-	150,675
Current	113,507	(5,990)	(104,162)	(369)	95,799	98,785
Noncurrent - NC	61,485	84,767	-	1,437	(95,799)	51,890

39      Subsequent Events

39.1    New Investments

39.1.1     TL 230 KV Assis – Paraguaçu Paulista II

National Interconnected System (SIN) basic network transmission concession, which has as an object the construction, operation and maintenance of transmission facilities for a 230 kV dual circuit transmission line, with an approximate length of 37 km, originating at the Assis substation and ending at the Paraguaçu Paulista II substation, respective transformer connections, busboard interconnections and a general 230 kV module as defined in the invitation to bid of ANEEL Auction 07/2012 held on December 19, 2012. All located in the State of São Paulo. The concession term is 30 years counted from the date of signing the contract, February 25, 2013, and at the sole discretion of the granting authority, it may be renewed for a maximum equal period.

39.1.2     Electricity rate adjustment by Copel Distribuição

According to ANEEL’s Resolution 1,431/13 electricity rates charged by Copel Distribuição were adjusted on January 24, 2013. The concessionaire’s rate was reduced by 19.28% on average. This percentage consists of a decrease in the cost of energy purchases, transmission expenses, a reduction in industry charges and the withdrawal of electricity rate subsidies which used to be paid for by customers. Clients will start enjoying partial benefits from the rate reduction on January 24, 2013 and full benefits on February 25, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.